SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2006

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated March 8, 2006 with respect to the Registrant's results of operations for the year ended December 31, 2005.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the year ended December 31, 2005.

         Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's audited consolidated financial statements for the year ended December 31, 2005.

         Attached hereto as Exhibit 4 and incorporated herein by reference are the audited consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the year ended December 31, 2005.

         Attached hereto as Exhibit 5 and incorporated herein by reference are the audited consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the year ended December 31, 2005.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AMERICAN ISRAELI PAPER MILLS LTD.

                                         (Registrant)


                                         By: /s/ Lea Katz
                                             -----------------------------------
                                             Name:  Lea Katz
                                             Title: Corporate Secretary

Dated: March 9, 2006

                                  EXHIBIT INDEX
                                  -------------

      EXHIBIT NO.           DESCRIPTION
      -----------           -----------

             1.             Press release dated March 8, 2006.

             2.             Registrant's management discussion.

             3.             Registrant's audited consolidated financial
                               statements.

             4.             Audited consolidated financial statements of Mondi
                               Business Paper Hadera Ltd. and subsidiaries.

             5.             Audited consolidated financial statements of
                               Hogla-Kimberly Ltd. and subsidiaries.

                                                                       EXHIBIT 1
                                                                       ---------

                              NEWS

                              CLIENT:          AMERICAN ISRAELI PAPER MILLS LTD.

                              AGENCY CONTACT:  PHILIP Y. SARDOFF

                              FOR RELEASE:     IMMEDIATE




                        AMERICAN ISRAELI PAPER MILLS LTD.
        REPORTS FINANCIAL RESULTS FOR FISCAL YEAR ENDED DECEMBER 31, 2005

Hadera, Israel, March 8, 2006 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported financial results for the year ended December 31,2005.

Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of Mondi Business Paper Hadera ("Mondi Hadera") and Hogla-Kimberly ("H-K")), the Company also presents the aggregate data which include the results of all the companies in the AIPM group (including the associated companies whose results appear in the financial statements under "earnings from associated companies" (hereafter - the "Group")), net of intercompany sales and irrespective of the percentage of holding.

Aggregate Group sales in 2005 totaled NIS 2,784.8 million compared with NIS 2,626.2 million in 2004.

Aggregate operating profit in 2005 totaled NIS 117.5 million compared with NIS
143.5 million in 2004.

The aggregate operating income figures for 2005 include a provision for doubtful debts in the amount of NIS 10.6 million, that was recorded in 2005 at H-K on account of the collapse of one of its customers, the Club Market retail chain.

The erosion in the aggregate operating income in 2005 originated primarily from the extraordinary rise in input prices, as stated below, for which it was impossible to fully compensate by raising selling prices, due to the prevailing business conditions.

The consolidated data below does not include the results of operations of Mondi Hadera, H-K, Carmel Container Systems and TMM Integrated Recycling industries, which are included in the Company's share in results of associated companies.

Consolidated sales in 2005 totaled NIS 482.5 million compared with NIS 482.9 in 2004 and NIS 465.1 million in 2003.

Operating profit in 2005 totaled NIS 47.8 million compared with NIS 53.9 million in 2004 and NIS 46.6 million in 2003.

Net profit in 2005 amounted to NIS 45.7 million, as compared with NIS 62.7 million in 2004 and NIS 60.0 million in 2003.

Net profit in 2005 included a tax benefit of NIS 8 million (including the Company's share in the benefit of associated companies) on account of the impact of the tax law reforms that were passed by the Knesset (Israeli parliament) on July 25th 2005, that serve to gradually lower the corporate tax rate to a level of 25% by 2010.

Net profit in 2004 included a tax benefit in the amount of NIS 10.2 million (including the Company's share in the benefit of associated companies) originating from the lowering of the tax rate, that entered into effect in June 2004. Moreover, a tax benefit of NIS 4.2 million was recorded in 2004, on account of the exercise of options by employees.

Net profit before non-recurring items amounted to NIS 37.7 million in 2005, as compared with NIS 48.3 million in 2004 and NIS 57.4 million in 2003.

Earnings per share (EPS)in 2005 totaled NIS 11.27 compared with NIS 15.44 in 2004 and NIS 14.94 in 2003.

The inflation rate in 2005 was 2.4% as compared with an inflation rate of 1.2% last year.

The exchange rate of the NIS was devaluated against the U.S. dollar in 2005 by 6.8% as compared with a revaluation of 1.6% last year.

Mr. Avi Brener Chief Executive Officer of the Company said that the year 2005 was characterized by an economic growth (approximately 5%), increased demand on the part of the public sector and more moderate growth in private consumption.

The Group's results in 2005 were significantly affected by the unusual rise in energy prices that began in 2004 and accelerated in 2005. This price increase included fuel oil and diesel prices that rose by an extraordinary average of 38% in relation to 2004. Water and electricity prices also rose in 2005 as compared with 2004 (by an average of 10% and 13%, respectively).
The impact of these price increases on the Group's aggregate operating profit results amounts to approximately NIS 40 million.

In parallel, the prices of the principal raw materials used by the Group companies in their various activities also continued to rise. The impact is an additional NIS 60 million to the Group's costs in the Group's aggregated operating profit, compared with 2004.

The downturn in the European paper industry, originating from surplus supply due to the recession in Europe, has resulted in competing imports into Israel, at low prices, that rendered it impossible to raise prices, as warranted from the said rise in input prices.

In view of these market conditions and the fierce competition which the Group is facing, and with the intention of dealing with the increase in input prices, the Group accelerated its efficiency programs at all the companies, operating intensively to cut costs across all expense areas - while maintaining the quality of products and market share.

The Company's share in the earnings of associated companies (before non-recurring items) amounted to NIS 12.6 million in 2005, as compared with NIS
20.7 million in 2004 and NIS 35.5 million in 2003.

The following principal changes were recorded in the Company's share in the earnings of associated companies before non-recurring items):

- The Company's share in the net earnings of Mondi Hadera (49.9%) decreased by NIS 10.1 million in 2005, as compared with 2004. Most of the change in profit in 2005 as compared with 2004 originates from the decrease in operating income between the years, as a result of the rebuild that was carried out on the paper machine in 2005. The unusual increase in raw material, energy and water prices also adversely affected the profitability of Mondi Hadera. The economic slowdown in Europe and the surplus of paper led to an erosion of imported paper prices and rendered it difficult for Mondi Hadera to raise prices, as warranted from the said price hikes - both in local markets and especially in export markets. Mondi Hadera is nevertheless continuing with its efforts to raise prices (in parallel to announcing higher prices in Europe in late 2005) and is intensifying its efficiency and cost-cutting measures.

     - The Company's share in the net earnings of H-K (49.9%) increased by NIS 2.9 million in 2005, as compared with 2004. The stronger marketing operations and the fortification of brands, in combination with the increase in prices and effective efficiency measures, served to compensate in 2005 for the sharp rise in input prices (raw materials and energy) and improved the operating income. A net loss of NIS 3.5 million was recorded in the second quarter of 2005 on account of AIPM's share in a supplemental provision for doubtful debts, that was recorded by H-K on account of the debts of Club Market, that is undergoing a settlement of debts.

     - The Company's share in the losses of Kimberly Clark Turkey, a wholly-owned Hogla-Kimberly subsidiary that is consolidated in its financial statements (hereinafter: "KCTR", formerly "Ovisan") (49.9%) has decreased by NIS 6.6 million in 2005, as compared with 2004. In 2005, KCTR has continued its preparation for the expansion of operations in the Turkish market and for the introduction of Kimberly Clark's international premium products into that market, as part of the multi-annual program (that is being formulated in conjunction with Kimberly Clark). In this capacity, the local management team was reinforced, to enable the realization of the said plan. KCTR has started the introduction of the Kotex(R) line of feminine hygiene products in late 2005 and is expected to introduce Huggies(R) diapers in 2006. KCTR recorded a significant loss in 2004, since the deployment of its distribution network on the one hand, and fierce competition in the Turkish market, on the other hand, resulted in the need to adjust the value of inventories to the prevailing market prices at the end of that year.

     - The Company's share in the net earnings of the Carmel Group (26.25%) decreased by NIS 2.8 million in 2005 as compared with 2004. The change in 2005 originated from a decrease in operating profit and a rise in financial expenses (due to devaluation differentials). The decrease in operating profit, despite the quantitative increase in sales, originated primarily from the sharp rise in raw material prices, that was only partially offset by the rise in selling prices (in view of the escalating competition in the corrugators market),leading to a consequent erosion in the gross margin. In 2005, Carmel began making investments as part of the strategic move to improve the corrugation base with the intention of rendering the manufacturing process more efficient. At the end of this process, the output capacity will reach 100 thousand tons. The investment will be completed in 2006.

     - The Company's share in the net earnings of TMM (43.08%) decreased by NIS 4.6 million in 2005 as compared with 2004. TMM recorded a sharp decrease in operating profit in 2005 as compared with 2004, due to the significant rise in transportation costs (originating from a significant average rise of 32% in diesel prices as compared with 2004
          - an impact of NIS 8 million). This unusual increase in diesel prices was not sufficiently compensated for in the selling prices, due to the fact that most of the agreements are linked to the Consumer Price Index (CPI), that rose by only 2.4% this year. TMM is intensively carrying out efficiency measures and is attempting to modify some of the agreements, so as to reflect the extraordinary increase in diesel prices. Some of the customers began responding to the price changes in late 2005.

In August 2005, the Company announced the distribution of a dividend for 2005, in the amount of NIS 50 million (NIS 12.5 per share). The dividend was paid in September 2005.
In December 2005, the Company announced the distribution of additional dividend for 2005, in the amount of NIS 50 million (NIS 12.494 per share). The dividend was paid in January 2006.

A total of 5,531 shares were issued in 2005 (0.1% dilution), on account of the exercise of 16,282 option warrants as part of the Company's employee stock option plans.

The Chairman of the Board, Mr. Yaki Yerushalmi, announced on 6 March 2006 his intention to retire, after 37 years of work at AIPM, of which 10 years as General Manager of Hogla, 17 years as the CEO of AIPM and 5 years as chairman of the AIPM group. The date of the retirement will be coordinated with the Board in order to enable a smooth succession.

This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                    (AUDITED)
                                NIS IN THOUSANDS
                            except per share amounts

                                      2005                      2004
                                      ====                      ====

Net sales                           482,461                  482,854

Net earnings                         45,715(1)                62,732(2)

Earnings per share                    1,127(1)                 1,544(2)




(1) The net earnings in 2005 include a non- recurring tax benefit in the sum of about NIS 8 million on account of the 2005 tax rate reduction in Israel (including the Company's share in the tax benefit of the associated companies).

(2) The net earnings in 2004 include NIS 10.2 million, tax benefit resulting from the tax rate reduction last year (including the Company's share in the tax benefit of the associated companies), and an additional tax benefit of
     4.2 millions on account of the exercise of employees option.

     The representative exchange rate at December 31, 2005 was NIS 4.603=$1.00





(sec-pres-11358)

                                                                       EXHIBIT 2
                                                                       ---------


                                                                   March 7, 2006

MANAGEMENT  DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. ("AIPM" or the "Company") for the year 2005. The Company, its subsidiaries and associated companies - the "Group".

A.   A DESCRIPTION OF THE GROUP'S BUSINESS
     -------------------------------------

     1.   GENERAL
          -------

          AIPM deals in the manufacture and sale of packaging paper, in the recycling of paper waste and in the marketing of office supplies - through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers, packaging for consumer goods and the handling of solid waste.

          The company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange. (AMEX).

     2.   THE BUSINESS ENVIRONMENT
          ------------------------

          The year 2005 was characterized by economic growth in Israel (approximately 5%), increased demand on the part of the public sector and more moderate growth in private consumption.

          The Group's results in 2005 were significantly affected by the unusual rise in energy prices, that began in 2004 and accelerated in 2005. This price increase included fuel oil and diesel prices that rose by an extraordinary average of 38% in relation to 2004. Water and electricity prices also rose in 2005 as compared with 2004 (by an average of 10% and 13%, respectively).
          THE IMPACT OF THESE PRICE INCREASES ON THE GROUP'S AGGREGATE OPERATING PROFIT RESULTS AMOUNTS TO APPROXIMATELY NIS 40 MILLION.

          In parallel, the prices of the principal raw materials used by the Group companies in their various activities also continued to rise. THE IMPACT IS AN ADDITIONAL NIS 60 MILLION TO THE GROUP'S COSTS IN THE AGGREGATED OPERATIONS PROFIT, COMPARED WITH 2004.

          The downturn in the European paper industry, originating from surplus supply due to the recession, has resulted in competing imports into Israel, at low prices, that rendered it impossible to raise prices, as warranted from the said rise in input prices.

          In view of the said market conditions and the fierce competition which the Group is facing, and with the intention of dealing with the said rise in input prices, the Group accelerated its efficiency programs at all the companies, operating intensively to cut costs across all expense areas - in parallel to maintaining the quality of products and the market share figures.

          As part of the said operations, the Company is initiating measures to achieve synergy between the Group companies, thereby allowing the Group to enjoy economies of scale, while bringing about greater efficiency and savings in various costs, including energy and raw material costs. The said plans include among others the anticipated savings from the expected transition to the use of natural gas at the Hadera plant, as described below.

          Concurrently, the Group is implementing some cross-organization plans:
          The Talent Management plan for the development of the Group's managers and the creation of managerial reserve, the WOW Program for enhancing the perceived added value of the companies with the customers and improving loyalty premium and price based on differentiation of products and service, Kimberly Clark's global Centerlining program aimed at improving production lines (operating a methodology that creates a joint agenda for all elements impacting operations, including: engineering, maintenance, technology and operations, while constantly measuring the variation of selected parameters, thereby creating a process of constant improvement in quality and efficiency).

          In addition, the Group raised the selling prices of its products, albeit only partially and not to the extent warranted by the increase in input prices - due to the economic conditions outlined above, the more moderate demand and the escalating competition against both imports and local manufacturers.

          The said efficiency measures, together with the partial rise in prices, rendered it possible to significantly reduce the heavy impact of the rising input prices on the results.

          The Group is currently continuing its efforts to improve selling prices, on the one hand, while extending the efficiency measures on the other hand, in order to compensate for the said increased input prices.

          It is impossible to estimate the impact of the above steps on the Group's profitability, at this stage.

          A trend has been identified in early 2006 whereby the gap between supply and demand in the European paper market seems to be narrowing, given the economic growth in the EU. This trend is leading to announcements regarding increases paper prices in Europe and in the USA.

          As part of the Company's endeavors to cut manufacturing costs and to achieve additional environmental improvements, the Company is continuing to promote the energy-generation plant project in Hadera, using natural gas.

          The Company is initially preparing for the conversion of its energy-generation systems from the use of fuel oil to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. The transition is planned for the second half of 2006, subject to the arrival of the gas to Hadera.

          In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company's requirements in the coming years, for the operation of the existing energy co-generation plant at Hadera that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals $40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

          The transition from fuel oil to natural gas will allow for significant savings, due to the significant differences between the current price of fuel oil versus the gas price and will serve to improve the Group's competitiveness and profitability.

          The NIS exchange rate was devaluated by 6.8% against the dollar in 2005, as compared with a revaluation of 1.6% in 2004.

          The inflation rate in 2005 amounted to 2.4%, as compared with an inflation rate of 1.2% in 2004.

B.   RESULTS OF OPERATIONS
     ---------------------

     1.   AGGREGATE DATA
          --------------

          Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. (Mondi Hadera) and Hogla-Kimberly Ltd.), the aggregate data appearing below include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), without considering the rate of holding and net of mutual sales.

          The aggregate sales amounted to NIS 2,784.8 million in 2005, as compared with NIS 2,626.2 million in 2004.

          The aggregate operating income in 2005 amounted to NIS 117.5 million, as compared with NIS 143.5 million in 2004.

          The aggregate operating income figures for 2005 include a provision for doubtful debts in the amount of NIS 10.6 million, that was recorded this year at Hogla Kimberly on account of the collapse of one of its customers, the Club Market retail chain.

          The erosion in the aggregate operating income in 2005 originated primarily from the extraordinary rise in input prices, as stated above, for which it was impossible to fully compensate by raising selling prices, due to the prevailing business conditions.

     2.   CONSOLIDATED DATA
          -----------------

          Excluding the results of operations of the associated companies: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

          The sales amounted to NIS 482.5 million in 2005, as compared with NIS
          482.9 million in 2004 and NIS 465.1 million in 2003.

          The total sales of the paper and recycling segment amounted to NIS
          368.9 million, NIS 367.4 million and NIS 332.1 million in the years 2005, 2004 and 2003 respectively.

          The gross profit of the paper and recycling segment amounted to NIS
          69.8 million (19% of turnover), NIS 77.1 million (21% of turnover) and NIS 67.5 million (20% of turnover), respectively.

          The total sales of the office supplies segment amounted to NIS 113.6 million, NIS 115.5 million and NIS 133.0 million in the years 2005, 2004 and 2003, respectively. The gross profit of the office supplies segment amounted to NIS 29.4 million (26% of turnover), NIS 29.9 million (26% of turnover) and NIS 35.4 million (27% of turnover), respectively.

          The operating profit in 2005 amounted to NIS 47.8, as compared with NIS 53.9 million in 2004 and NIS 46.6 million in 2003.

     3.   NET PROFIT AND EARNINGS PER SHARE
          ---------------------------------

          The net profit in 2005 amounted to NIS 45.7 million, as compared with NIS 62.7 million in 2004 and NIS 60.0 million in 2003.

          The net profit in 2005 included a tax benefit of NIS 8 million (including the Company's share in the benefit of associated companies) on account of the impact of the tax law reforms that were passed by the Knesset (Israeli parliament) on July 25th 2005, that serve to gradually lower the corporate tax rate to a level of 25% by 2010.

          The net profit in 2004 included a tax benefit in the amount of NIS
          10.2 million (including the Company's share in the benefit of associated companies) originating from the change in deferred taxes on account of the lowering of the tax rate, that entered into effect in June 2004. Moreover, a tax benefit of NIS 4.2 million was recorded in 2004, on account of the exercise of options by employees.

          The net profit before non-recurring items amounted to NIS 37.7 million in 2005, as compared with NIS 48.3 million in 2004 and NIS 57.4 million in 2003.

          The Earnings Per Share in 2005 amounted to NIS 1,127 per NIS 1 par value ($2.45 per share), as compared with NIS 1,544 per NIS 1 par value ($3.58 per share) in 2004 and NIS 1,494 per NIS 1 par value ($3.41 per share) in 2003.

          The return on shareholders' equity amounted to 7.9% in 2005, as compared with 10.2% in 2004.

C.   ANALYSIS OF OPERATIONS AND PROFITABILITY
     ----------------------------------------

     The analysis set forth below is based on the consolidated data.

     1.   SALES
          -----

          The consolidated sales amounted to NIS 482.5 million in 2005, as compared with NIS 482.9 million in 2004 and NIS 465.1 million in 2003.

          The change in the turnover in 2005 originated from a certain growth in sales of packaging paper and paper waste, along with an insignificant decrease in the sales of office equipment sector due to the implementation of a reorganization process in this sector.

          The growth in sales in 2004, as compared with 2003, is attributed to a quantitative increase in packaging paper and in the sale of paper waste to external entities, coupled with an improvement in the prices of fluting and paper waste and a change in the sales mix. On the other hand, the decrease in Graffiti sales served to offset part of this growth.

     2.   COST OF SALES
          -------------

          The cost of sales amounted to NIS 383.2 million in 2005, representing 79.4% of sales, as compared with NIS 375.9 million, or 77.9% of sales in 2004 and as compared with NIS 362.2 million, or 77.9% of sales in 2003.

          The gross margin amounted to 20.6% in 2005, as compared with 22.1% in 2004 and 2003.

          The decrease in the gross margin originated primarily from the erosion of the gross profit due to the increase in raw material prices (approximately 9% for paper waste), the unusual rise in energy prices (approximately 38% for fuel oil and approximately 13% for electricity) and water (approximately 10%). This was partially offset by a certain quantitative growth in sales of packaging and paper waste, a certain rise in selling prices (that failed to compensate for the said rise) and the continuing efficiency measures across all areas of operation.

          The Company managed to preserve its gross margin in 2004, as compared with 2003, despite the following rise in average input prices in 2004 as compared with 2003: Raw materials (paper waste by approximately 13%), energy (by approximately 4%) and water (by approximately 5%), accomplished through an increase in sales, higher selling prices and efficiency measures across all areas of operation.

          Labor Wages
          -----------

          The labor wages in the cost of sales, in selling expenses and in General and Administrative expenses, amounted to NIS 149.7 million in 2005, as compared with NIS 143.5 million in 2004 and NIS 137.0 million in 2003.

          The increase in wages is attributed to a certain rise in manpower due to the quantitative growth, coupled with the preservation of a real level of wages, in CPI terms.

     3.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
          --------------------------------------------

          The selling, general and administrative expenses (including wages) amounted to NIS 51.5 million in 2005, 10.7% of sales, as compared with NIS 53.0 million, 11.0% of sales, in 2004 and NIS 56.3 million in 2003 (12.1% of sales).

          The decrease in selling and General and administrative expenses originated from continuing efficiency and cost-cutting measures.

     4.   OPERATING PROFIT
          ----------------

          The operating profit amounted to NIS 47.8 million in 2005, representing 9.9% of sales, as compared with NIS 53.9 million, or 11.2% of sales in 2004 and as compared with NIS 46.6 million, or 10.0% of sales in 2003.

          The decrease in the operating profit in the paper and recycling sector in 2005 as compared with 2004 originated primarily from the said erosion of margins, due to the sharp rise in input prices (primarily energy, electricity and water) on the one hand, along with the difficulty in raising prices - as warranted by the said rise in input prices - due to competing imports.

          The substantial decrease in the office supplies sector loss in 2005 as compared with 2004 resulted from the reorganization process implemented in this sector, along with extensive efficiency measures and operations in order to increase sales.

     5.   FINANCIAL EXPENSES
         ------------------

          The financial expenses amounted to NIS 12.5 million in 2005, as compared with NIS 13.1 million in 2004 and NIS 16.0 million in 2003.

          The total average of the company's net, interest-bearing liabilities grew by approximately NIS 58 million, as a comparison between 2005 and 2004. The growth originated primarily from the payment of NIS 100 million in dividends in September 2004 and NIS 50 million in September 2005, coupled with investments in fixed assets, net of dividend received from a consolidated subsidiary (NIS 21.8 million) and net of the positive cash flows from operating activities.

          Moreover, the cost of the transaction for hedging the Series 2 notes against a rise in the CPI has risen to 1.3% per annum in 2005, as compared with 0.92% per annum in 2004 and resulted in an increase in costs related to the notes.

          Nevertheless, since the Consumer Price Index (CPI) rose by an actual 2.4% in 2005, the hedging transaction of 1.3% resulted in savings of NIS 2.7 million on additional financing costs on account of the CPI-linked notes.

          Despite the aforesaid, the depreciation in 2005, that served to increase the financial revenues from the Company's dollar-denominated assets, as compared with the revaluation that took place in 2004, resulted in net financial expenses that were lower in 2005 than in 2004.

          The financial reporting in 2003 was adjusted to the US dollar. The significant revaluation that year (7.6%) served to increase the Company's NIS-denominated liabilities in dollar terms, thereby leading the company to report higher financial expenses in 2003.

     6.   TAXES ON INCOME
          ---------------

          Expenses for taxes on income from current operations totaled NIS 10.2 million in 2005, as compared with NIS 13.2 million in 2004 and NIS 8.8 million in 2003.

          The principal factors responsible for the decrease in tax expenses in 2005 as compared with 2004 include the decrease in pre-tax earnings this year and the lower tax rate this year, in relation to last year.

          A tax benefit of NIS 4.2 million was recorded in 2005 on account of the impact of the tax reforms that were passed by the Knesset in July this year (gradually lowering the corporate tax rate to 25% by 2010) on the company's deferred taxes. The financial statements in 2004 included a tax benefit of NIS 5.8 million on account of the impact of the change in the corporate tax rate that was passed in 2004 on the company's deferred taxes, coupled with an additional tax benefit of NIS 4.2 million on account of the exercise of options by employees. The tax expenses, including the said benefits, amounted to NIS 6.0 million in 2005, as compared with NIS 3.2 million in 2004.

     7.   COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
          ---------------------------------------------------

          The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

          The Company's share in the earnings of associated companies (before non-recurring items) amounted to NIS 12.6 million in 2005, as compared with NIS 20.7 million in 2004 and NIS 35.5 million in 2003.

          The following principal changes were recorded in the Company's share in the earnings of associated companies, (before non-recurring items):

          - The Company's share in the net earnings of Mondi Hadera (49.9%) decreased by NIS 10.1 million in 2005, as compared with 2004 (2004 - gain, 2005 - loss) and by NIS 3.0 million in 2004 as compared with 2003. Most of the change in profit in 2005 as compared with 2004 originates from the decrease in operating income between the years, as a result of the rebuild that was carried out on the paper machine this year. The massive rebuild, that was intended to improve the output of the machine and the quality of the paper, necessitated discontinuing the manufacturing process during the rebuild and was accompanied by a subsequent learning curve, as is normal during such a significant project. The unusual increase in raw material, energy and water prices also adversely affected the profitability of Mondi Hadera. The economic slowdown in Europe and the surplus of paper led to an erosion of imported paper prices and rendered it difficult for Mondi Hadera to raise prices, as warranted from the said price hikes - both in local markets and especially in export markets. Mondi Hadera is nevertheless continuing with its efforts to raise prices (in parallel to announcing higher prices in Europe in late 2005) and is intensifying its efficiency and cost-cutting measures.

               The Company's share in the net earnings of Hogla-Kimberly (49.9%) increased by NIS 2.9 million in 2005, as compared with 2004 and by NIS 1.2 million in 2004 as compared with 2003. The stronger marketing operations and the fortification of brands, in combination with the increase in prices and effective efficiency measures, served to compensate in 2005 for the sharp rise in input prices (raw materials and energy) and improved the operating income. Hogla-Kimberly continues to improve the quality of its products, while strengthening its brands, including Mollett Hearts toilet paper, Kotex hygiene products and Nikol (complementary kitchen products).

               A net loss of NIS 3.5 million was recorded in the second quarter of 2005 on account of AIPM's share in a supplemental provision for doubtful debts, that was recorded by Hogla-Kimberly on account of the debts of Club Market, that is in a stay of proceedings and is currently - subsequent to its acquisition by Supersol - undergoing a settlement of debts. The settlement was approved by the court, but has yet to be finalized. The sum of the settlement is yet unknown.

               The Company's share in the losses of Kimberly Clark Turkey, a wholly-owned Hogla-Kimberly subsidiary that is consolidated in its financial statements (hereinafter: "KCTR", formerly "Ovisan") (49.9%) has decreased by NIS 6.6 million in 2005, as compared with 2004 and grew by NIS 19.7 million in 2004, as compared with 2003. In 2005, KCTR has continued its preparation for the expansion of operations in the Turkish market and for the introduction of Kimberly Clark's international premium products into the Turkish market, as part of the multi-annual program (that is being formulated in conjunction with Kimberly Clark). In this capacity, the local management team was reinforced, to enable the realization of the said plan. KCTR has started the introduction of the Kotex(R) line of feminine hygiene products in late 2005 and is expected to introduce Huggies(R) diapers in 2006. KCTR recorded a significant loss in 2004, since the deployment of its distribution network on the one hand, and fierce competition in the Turkish market, on the other hand, resulted in the need to adjust the value of inventories to the prevailing market prices at the end of that year.

          - The Company's share in the net earnings of the Carmel Group (26.25%) decreased by NIS 2.8 million in 2005 as compared with 2004 while in 2004 increased by NIS 3.6 million as compared with 2003. The change in 2005 originated from a decrease in operating profit and a rise in financial expenses (due to devaluation differentials). The decrease in operating profit, despite the quantitative increase in sales, originated primarily from the sharp rise in raw material prices, that was only partially offset by the rise in selling prices (in view of the escalating competition in the corrugator market), leading to a consequent erosion in the gross margin. In 2005, Carmel began making investments as part of the strategic move to improve the corrugation base with the intention of rendering the manufacturing process more efficient. At the end of this process, the output capacity will reach 100 thousand tons. The investment will be completed in 2006.

          - The Company's share in the net earnings of TMM (43.08%) decreased by NIS 4.6 million in 2005 as compared with 2004 (2004 - gain, 2005 - loss); In 2004 the Company's share increased by NIS 1.4 million as compared with 2003. TMM recorded a sharp decrease in operating profit in 2005 as compared with 2004, due to the significant rise in transportation costs (originating from a significant average rise of 32% in diesel prices as compared with 2004 - an impact of NIS 8 million). This unusual increase in diesel prices was not sufficiently compensated for in the selling prices, due to the fact that most of the agreements are linked to the Consumer Price Index (CPI), that rose by only 2.4% this year. TMM is intensively carrying out efficiency measures and is attempting to modify some of the agreements, so as to reflect the extraordinary increase in diesel prices. We note that some of the customers began responding to the price changes in late 2005.

               The Company's share in the earnings of associated companies in 2005 includes its share in the tax benefits recorded by these companies, following the change in tax rates (in the amount of NIS 3.9 million) amounts to NIS 16.4 million, as compared with NIS 25.1 million in 2004 (including a tax benefit of NIS 4.4 million).

D.   ANALYSIS OF THE COMPANY'S FINANCIAL SITUATION
     ---------------------------------------------

     o Short-term investments decreased from NIS 62.5 million on December 3,1 2004 to NIS 11.4 million on December 31, 2005. The decrease in this item originated from the realization of short-term deposits that was made, inter alia, due to the decrease in interest rates.

     o Accounts receivable rose from NIS 143.3 million on Dece 31, 2004 to NIS 150.4 million on December 31, 2005. This increase originates primarily from proceeds that were expected in December 2005 and were received in January 2006, coupled with a certain increase in days of credit.

     o    Inventories rose from NIS 62.4 million on December 31, 2004 to NIS
          64.0 million on December 31, 2005. The inventories represent current operating levels.

     o Investments in associated companies decreased from NIS 431.2 million on December 31, 2004 to NIS 429.0 million on December 31, 2005. The principal components of this decrease were the company's share in the net income of associated companies in 2005, net of dividends received from these companies.

     o Short-term credit decresed from NIS 112.7 million on December 31, 2004 to NIS 93.2 million on December 31, 2005. The decrease in this item originated from the positive net cash flows balance in 2005.

     o The other payables item rose from NIS 65.8 million on December 31, 2004 to NIS 85.4 million on December 31, 2005. On account of an increase in the balance of current taxes in 2005 and an increase in the employee balance originating primarily from the timing of the payment of the December paycheck over the years.

     o The decrease in net deferred taxes, from NIS 40.7 million on December 31, 2004, to NIS 33.0 million on December 31, 2005, originated primarily from the impact of the change in the corporate tax rate in 2005, in the sum of NIS 4.2 million.

     o The Company's shareholders' equity decreased from NIS 575.3 million on December 31, 2004 to NIS 523.0 million on December 31, 2005. The change originates primarily from the net income on the one hand and the dividend payment, on the other hand.

E.   LIQUIDITY AND INVESTMENTS
     -------------------------

     1.   CASH FLOWS
          ----------

          The cash flows from operating activities in 2005 (excluding dividend from an associated company) amounted to NIS 66.8 million, as compared with NIS 47.1 million in 2004 (including the dividend received from an associated company, the cash flows in 2005 amounted to NIS 88.6 million). The improvement in the cash flows from operating activities in 2005 originated primarily from a decrease in working capital.
          The cash flows from operating activities (excluding dividend from an associated company) amounted to NIS 36.3 million in 2003 (including the dividend received from an associated company, the cash flows amounted to NIS 52.7 million).

          The dividend that was declared in December 2005, in the amount of NIS 50 million, was paid in January 2006.

     2.   INVESTMENTS IN FIXED ASSETS
          ---------------------------

          The investments in fixed assets amounted to NIS 78.1 million in 2005, as compared with NIS 31.0 million in 2004 and included investments in real estate in Hadera and Nahariya, in the amount of NIS 36.3 million, including buildings. The land that was acquired in 2005 in Hadera is agricultural land covering 21.5 acres, adjacent to the company's plant in Hadera. The land was acquired for NIS 20 million (approx. $4.4 million) as a reserve for the Company's future development.

          The investments in fixed assets in 2005 also included mainly investments in storage and compaction containers, presses, machinery, equipment and transportation means.

     3.   FINANCIAL LIABILITIES
          ---------------------

          The long-term liabilities (including current maturities) amounted to NIS 267.4 million as at December 31, 2005, as compared with NIS 267.9 million as at December 31, 2004.
          The long-term liabilities include primarily two series of debentures:
          Series 1 - NIS 27.4 million, for repayment until 2009.
          Series 2 - NIS 207.2 million, for repayment between 2007 and 2013.

          The balance of short-term credit, as at December 31, 2005, amounted to NIS 93.2 million, as compared with NIS 112.7 million at December 31, 2004.

          The positive cash flows for the period and the repayment of deposits (due to the lower creditory interest rate) served for financing the investments in fixed assets, for the payment of NIS 50 million in dividends in September this year and for the reduction of short-term credit.

F.   EXPOSURE AND MANAGEMENT OF MARKET RISKS
     ---------------------------------------

     Due to its operations, the Company is exposed to market risks, consisting primarily of changes in interest rates - on both short and long-term loans, changes in exchange rates and changes in raw material and energy prices. These changes possess an influence on the company's results.

     The Company's Board of Directors determines the policy according to which financial instruments are employed and defines the objectives to be attained, taking into account the Group's linkage balance sheet and the impact of changes in various currencies and in the Consumer Price Index on the Company's balance sheets and on its financial statements.

     Mr. Israel Eldar, the Company's Controller, is in charge of the management of market risks. He conducts calculations of the Company's exposure every month and examines the compliance with the policy determined by the Board of Directors.

     Furthermore, limited use is made of derivative financial instruments, which the Company employs for hedging the cash flows, originating from the existing assets and liabilities. Such transactions are conducted primarily through currency options and forward transactions opposite Israeli banking institutions. The Company therefore believes that the inherent credit risk of these transactions is slight.

     The Company possesses CPI-linked long-term loans (bonds) in the total sum of NIS 235 million, with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in the Company's financial statements, due to the surplus of CPI-linked liabilities.
     In order to hedge this exposure, the Company has entered into forward transactions, as at December 31, 2005, for hedging NIS 230 million against a rise in the CPI until December 2006. These transactions serve to replace hedging transactions of NIS 200 million, that terminated in late 2005.

     Credit Risks

     Most of the Group's sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes - through credit committees that operate within the various companies - the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

     The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

     REPORT OF LINKAGE BASES
     -----------------------

       Below are the balance sheet items, according to linkage bases, as at December 31, 2005:

-------------------------------------------------------------------------------------------------------------------

IN NIS MILLIONS                                UNLINKED    CPI-LINKED   IN FOREIGN       NON-MONETARY        TOTAL
                                                                        CURRENCY, OR     ITEMS
                                                                        LINKED THERETO
                                                                        (PRIMARILY US$)

-------------------------------------------------------------------------------------------------------------------
ASSETS
------

CASH AND CASH EQUIVALENTS                             2.6                           5.7                        8.3
SHORT-TERM DEPOSITS AND INVESTMENTS                  11.4                                                     11.4
OTHER ACCOUNTS RECEIVABLE                           189.9          0.2             55.3        11.1          256.5
INVENTORIES                                                                                    64.0           64.0
INVESTMENTS IN ASSOCIATED COMPANIES                  63.1                           9.2       356.7          429.0
DEFERRED TAXES ON INCOME                                                                        5.7            5.7
FIXED ASSETS, NET                                                                             379.9          379.9
DEFERRED EXPENSES, NET OF ACCRUED                                                               1.0            1.0
AMORTIZATION

-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                        267.0          0.2             70.2       818.4        1,155.8
                                                    -----          ---             ----       -----        -------

LIABILITIES
-----------

SHORT-TERM CREDIT FROM BANKS AND FROM OTHERS         93.2                                                     93.2
ACCOUNTS PAYABLE                                    214.1          0.9             11.0                      226.0
DEFERRED TAXES ON INCOME                                                                       45.8           45.8
NOTES (BONDS) - INCLUDING CURRENT MATURITIES        234.6                                     234.6
OTHER LIABILITY                                      32.8                                                     32.8
SHAREHOLDERS' EQUITY, FUNDS AND RETAINER
EARNINGS                                                                                      523.4          523.4
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                        340.1        235.5             11.0       569.2        1,155.8
                                                    -----        -----             ----       -----        -------
-------------------------------------------------------------------------------------------------------------------
SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
DECEMBER 31, 2005                                  (73.1)      (235.3)             59.2       249.2              -
-------------------------------------------------------------------------------------------------------------------

       Below are the balance sheet items, according to linkage bases, as at December 31, 2004:

-------------------------------------------------------------------------------------------------------------------

IN NIS M                                       UNLINKED     CPI-LINKED  IN FOREIGN       NON-MONETARY        TOTAL
                                                                        CURRENCY, OR     ITEMS
                                                                        LINKED THERETO
                                                                        (PRIMARILY US$)

-------------------------------------------------------------------------------------------------------------------
ASSETS
------

CASH AND CASH EQUIVALENTS                              3.3                          4.5                        7.8
SHORT-TERM INVESTMENTS                                16.9        45.6                                        62.5
OTHER ACCOUNTS RECEIVABLE                            192.0         1.8             43.6         7.7          245.1
INVENTORIES                                                                                    83.2           83.2
INVESTMENTS IN ASSOCIATED COMPANIES                   49.3        10.7              8.6       362.7          431.3
DEFERRED TAXES ON INCOME                                                                        6.5            6.5
FIXED ASSETS, NET                                                                             324.4          324.4
DEFERRED EXPENSES, NET OF ACCRUED
AMORTIZATION                                                                                    1.1            1.1
-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                         261.5        58.1             56.7       785.6        1,161.9
                                                     -----        ----             ----       -----        -------

LIABILITIES
-----------

CREDIT FROM BANKS                                    110.5                          2.2                      112.7
ACCOUNTS PAYABLE                                     142.3         1.0             10.1                      153.4
DEFERRED TAXES ON INCOME                                                                       52.6           52.6
NOTES (BONDS)                                                    235.1                                       235.1
OTHER LIABILITIES                                     32.8                                                    32.8
SHAREHOLDERS' EQUITY, FUNDS AND RETAINED                                                      575.3          575.3
EARNINGS
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                         285.6       236.1             12.3       627.9        1,161.9
                                                     -----       -----             ----       -----        -------
-------------------------------------------------------------------------------------------------------------------

SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
DECEMBER 31,  2004                                  (24.1)     (178.0)             44.4       157.7              -
-------------------------------------------------------------------------------------------------------------------

     ASSOCIATED COMPANIES
     --------------------

     AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic instability and elevated interest rates, that characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.   FORWARD-LOOKING STATEMENTS
     --------------------------

     This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

H.   DONATIONS AND CONTRIBUTIONS
     ---------------------------

     The AIPM Group, within the framework of its business and social commitment, invests efforts and funds in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society - and primarily teenagers - as part of a desire to build and contribute to shaping the human fabric of Israeli society.

     As part of this policy, the company makes contributions to various institutions active in the said areas. The Group's contributions amounted to NIS 200 thousand in 2005. In parallel, the Company also participates in volunteer activity in the community through its employees, for promoting these same objectives.

     Moreover, a sum totaling NIS 105 thousand was granted for student scholarships and for the project this year, through the Shenkar Foundation, that was established by the company together with its Austrian strategic partner in Mondi Hadera.

I.   MEMBERS OF THE BOARD OF DIRECTORS POSSESSING FINANCIAL SKILLS AND
     -----------------------------------------------------------------
     QUALIFICATIONS
     --------------

     The minimum number of Company directors possessing accounting and financial qualifications and skills was determined to be two for the company, in consideration of the nature of the accounting and financial issues that are raised in the preparation of the Company's financial statements, in view of the Company's areas of operation and in consideration of the composition of the board of directors as a whole, that includes individuals possessing business, management and professional experience that enables them to deal effectively with the tasks of managing the Company, including reporting duties.

     The members of the Company's board of directors who possess accounting and financial qualifications and skills are:

    Nochi Dankner -      Chairman of the Board of Directors  and CEO of IDB
                         Holding  Corporation Ltd. Chairman of the Board of
                         Directors  of  IDB   Development   Company   Ltd.,
                         Discount  Investments Ltd. and Clal Industries and
                         Investments Ltd. Serves or has served in the past as Chairman of the Board of Directors and Director in publicly-traded and privately-held companies in the Ganden Group, IDB Group, as well as at Bank
                         Hapoalim, where he served as Chairman of the Board of Directors' Credit Committee. Holds a degree in Law.

    Avi  Yehezkel -      Holds a degree in economics.  External  directorat
                         Bank  Yahav.  Served as a Knesset  member  between
                         1992-2003,   also   served  as   Chairman  of  the
                         Economics  Committee,   Chairman  of  the  Defense
                         Budget  Committee,  Chairman of the Capital Market
                         Sub-Committee,    Chairman    of    the    Banking
                         Sub-Committee and member of the Finance Committee.

    Oren  Lieder  -      Holds a degree in economics and statistics. Serves
                         as Senior VP and CFO of Discount  Investments Ltd.
                         Serves as director at various companies, including publicly-traded companies. Formerly served as CFO of Bezeq, the Israeli Telecom Company Ltd.

    Isaac Manor -        Holds  an  MBA.  Serves  as  director  at  various
                         publicly-traded   and   privately-held   companies
                         within the IDB Group; Chairman of companies in the
                         David Lubinsky Group Ltd.;  member of the Accounts
                         Committee at Israel Union Bank Ltd.
    Amos Mar-Haim -      Holds a first degree in economics  and an MBA from
                         Hebrew  University.  Formerly served and currently
                         serves  as   Chairman   or  Deputy   Chairman   at
                         publicly-traded   or   privately-held   companies.
                         Member of the Israeli Accounting Standards Board.
    Amir Makov -         Holds a degree in law and in  engineering.  Served
                         as CEO of Haifa Chemicals Ltd., Sonol Israel Ltd..
                         Served  and  serves  as  a  director   of  various
                         publicly-traded   and   privately-held   companies
                         including  Bank Leumi  Ltd.,  Dead Sea Works Ltd.,
                         Granite Hacarmel Ltd.



H.   THE COMPANY'S INTERNAL AUDITOR
     ------------------------------

i.   Auditor's Name: Lenny Siegel
     In the position since: 1996
     Credentials: CPA, CA Canadian

ii.  The Auditor is employed by the Company.

iii. Scope of employment: Full-time job as Auditor, plus an assistant.

iv. The considerations in determining the current and the multi-annual audit plan at the Company's: The current auditing program is based on a five-year program that covers numerous topics approved by the Audit Committee, pursuant to the auditing requirements of the company and encompasses issues that the Internal Auditor believes warrant his inspection and attention in the course of the current year, subject to the approval of the Audit Committee and the law.

v. The Internal Auditing program includes auditing topics in corporations that constitute significant holdings of the Company.

vi. The Internal Auditor conducts the audit according to generally-accepted professional standards of internal auditing in Israel and worldwide.

vii. The Internal Auditor is supervised by the General Manager.

viii. Audit reports were submitted and discussed at the following dates:

                 SUBMITTED                DISCUSSED
            --------------------       -----------------
                  6.3.05                   10.3.05
                  5.5.05                   10.5.05
                  4.8.05                    9.8.05
                  6.11.05                  9.11.05

ix. The scope of employment of the Internal Auditor is determined according to a cycle that renders it possible to audit all the significant topics at the Company, once every few years. This scope of activity, the nature, the continuity of operation and the work plan of the Internal Auditor - are reasonable - according to the estimation of the Company's Audit Committee, while rendering it possible to realize the Internal Audit objectives of the organization. The Company declares that it has granted the Internal Auditor free, constant and direct access to all the information at its disposal.

J.   PEER GROUP SURVEY
     -----------------

     The Israeli Securities Authority published a directive based on Section 36a of the Securities Law (1968) on July 28th 2005, regarding disclosure pertaining to the granting of agreement to conduct a peer group survey whose objective is - according to the said directive - to put in motion a process whereby the auditing process performed by the firms will be controlled, to contribute to the existence of an advanced capital market. The Company's Board of Directors views this as a positive process, although the process itself raises several issues, including legal issues, that have yet to be resolved and that are related, inter alia, to safeguarding the confidential information belonging to the Company and the Group companies, to prevent conflicts of interest and to promote responsibility for damages that may be incurred in relation to the process. The Company's Board of Directors has therefore agreed, in principle, to cooperate in this process, pursuant to a satisfactory resolution of the various issues that have yet to be resolved, as stated above.

     The general meeting of shareholders was held on June 28th 2005, prior to the publication of the directives.

K.   INDEPENDENT AUDITOR FEES
     ------------------------

     Current Fees
     ------------

     The professional fees for the Company's independent auditor covering auditing services, services related to auditing and tax services, amounted to $120 thousand in 2005, similar to 2004.

     Additional services
     -------------------

     The Company's independent auditor provided additional services in 2005, related to consulting and guidance regarding the establishment of processes pursuant to Section 404 of the Sarbanes Oxley Act in the USA, in return for which a fee of $30 thousand was paid.

L.   GENERAL
     -------

     o In August 2005, the Company announced the distribution of a dividend for 2005, in the amount of NIS 50 million (NIS 12.5 per share). The dividend was paid in September 2005.

     o In December 2005, the Company announced the distribution of additional dividend for 2005, in the amount of NIS 50 million (NIS 12.494 per share). The dividend was paid in January 2006.

     o 5,531 shares were issued in 2005 (0.1% dilution), on account of the exercise of 16,282 option warrants as part of the Company's employee option plans.

     o The company acquired a land plot of 21.5 acres in 2005, adjacent to its Hadera plant, in return for $4.4 million.

     o In July 2005, Carmel Container Systems Ltd. - an associated company - completed its delisting process from the American Stock Exchange.

     o The Chairman of the Board, Mr. Yaki Yerushalmi, announced on 6 March 2006 his intention to retire after 37 years of work at AIPM, of which 10 years as General Manager of Hogla, 17 years as the CEO of AIPM and 5 years as chairman of the AIPM group. The date of the retirement will be coordinated with the Board in order to enable a smooth succession. Mr. Yerushalmi expressed his gratitude to all who accompanied me along the way and contributed their share to the success of the group.



--------------------------------------       -----------------------------------
            Y. Yerushalmi                                 Avi Brenner
   Chairman of the Board of Directors                  General Manager

                                                                       EXHIBIT 3
                                                                       ---------


                    AMERICAN ISRAELI PAPER MILLS LIMITED

                   2005 CONSOLIDATED FINANCIAL STATEMENTS

                    AMERICAN ISRAELI PAPER MILLS LIMITED

                   2005 CONSOLIDATED FINANCIAL STATEMENTS





                             TABLE OF CONTENTS

                                                                  PAGE

REPORT OF INDEPENDENT AUDITORS                                     2
CONSOLIDATED FINANCIAL STATEMENTS:
    Balance sheets                                                3-4
    Statements of income                                           5
    Statements of changes in shareholders' equity                  6
    Statements of cash flows                                      7-9
    Notes to financial statements                                10-44
SCHEDULE - DETAILS OF SUBSIDIARIES AND

    ASSOCIATED COMPANIES                                           45



                              ---------------
                      -------------------------------
                              ---------------

                              AUDITORS' REPORT

To the shareholders of
AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company's interest in which as reflected in the balance sheets as of December 31, 2005 and 2004 is NIS 352.7 million and NIS 353.1 million, respectively, and the Company's share in excess of profits over losses of which is a net amount of NIS 19.2 million, NIS 25 million and NIS 28.2 million for the years ended
December 31, 2005, 2004 and 2003, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted ("GAAP") in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993 (see also note 1).

As explained in note 1b, the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in new Israeli shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements as of dates and for reporting periods ended prior to, or on, the above date are presented in values that have been adjusted for the changes in the exchange rate of the U.S. dollar through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel
    March 7, 2006

                    AMERICAN ISRAELI PAPER MILLS LIMITED

                        CONSOLIDATED BALANCE SHEETS

                                                                                           DECEMBER 31
                                                                                  -----------------------------
                                                                     NOTE            2005                2004
                                                                   -------        ---------            --------
                                                                            NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                   ----------------------------------------------
                             ASSETS

      CURRENT ASSETS:                                                  8
          Cash and cash equivalents                                   1o                   8,318              7,813
          Short-term investments                                    10a;1f                11,416             62,464
          Accounts receivable:                                        10b
             Trade                                                                       150,409             143,275
             Other                                                                       106,124             101,840
          Inventories                                                 10c                 63,999             *62,387
                                                                                       ---------           ---------
                 Total current assets                                                    340,266             377,779
                                                                                       ---------           ---------
      INVESTMENTS AND LONG-TERM
          RECEIVABLES:
          Investments in associated companies                         2;8                428,957            *431,241
          Deferred income taxes                                       7f                   5,655               6,511
                                                                                       ---------           ---------
                                                                                         434,612             437,752
                                                                                       ---------           ---------
      FIXED ASSETS:                                                    3
          Cost                                                                         1,057,911            *995,295
          Less - accumulated depreciation                                                677,977             650,056
                                                                                       ---------           ---------
                                                                                         379,934             345,239
                                                                                       ---------           ---------
      DEFERRED CHARGES,
          net of accumulated amortization                             1i                     946               1,106
                                                                                       ---------           ---------
                 Total assets                                                          1,155,758           1,161,876
                                                                                       =========           =========

                                 *Reclassified

                                           ) CHAIRMAN OF THE
-------------------------------------------
             YAKI YERUSHALMI               ) BOARD OF DIRECTORS

                                           )
-------------------------------------------
                AVI BRENER                 ) CHIEF EXECUTIVE OFFICER

                                           )
-------------------------------------------
               ISRAEL ELDAR                ) CONTROLLER

Date of approval of the financial statements: March 7, 2006

                                                                                            DECEMBER 31
                                                                                  -----------------------------
                                                                     NOTE            2005                2004
                                                                   -------        ---------            --------
                                                                            NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                   ----------------------------------------------

                  LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:                                                    8
       Credit from banks                                                  10d             93,171             112,684
       Current maturities of long-term notes                               4a              6,827               6,648
       Accounts payable and accruals:                                     10e
          Trade                                                                           90,512              87,556
          Dividend payable                                                                50,093
       Other                                                                              85,407             *65,844
                                                                                       ---------           ---------
              Total current liabilities                                                  326,010             272,732
                                                                                       ---------           ---------
   LONG-TERM LIABILITIES:
       Deferred income taxes                                               7f             45,783             52,562
       Loans and other liability
          (net of current maturities):                                    4;8
          Notes                                                                          227,811            228,499
          Other liability                                                                 32,770             32,770
                                                                                       ---------           ---------
              Total long-term liability                                                  306,364            313,831
                                                                                       ---------           ---------
   COMMITMENTS AND CONTINGENT LIABILITIES                                  9
              Total liabilities                                                          632,374            586,563
                                                                                       ---------           ---------
   SHAREHOLDERS' EQUITY:                                                   6
       Share capital (ordinary shares of NIS 0.01 par value:                             125,257            125,257
          authorized - 20,000,000 shares; issued and paid:
          December 31, 2005 and 2004 - 4,002,205 and
          3,996,674 shares, respectively)
          Capital surplus                                                                 90,060             90,060
          Capital surplus resulting from tax benefit on exercise
            of employee options                                                              401
          Differences from translation of foreign currency
            financial statements of associated companies                                    (813)            (2,807)
          Retained earnings                                                              308,479            362,803
                                                                                       ---------           ---------
                                                                                         523,384            575,313
                                                                                       ---------           ---------
              Total liabilities and shareholders' equity                               1,155,758          1,161,876
                                                                                       =========           =========


                                 *Reclassified

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                     CONSOLIDATED STATEMENTS OF INCOME

                                                                           NOTE           2005            2004           2003
                                                                         -------         --------       --------       --------
                                                                                             NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                                         ---------------------------------------
SALES - net                                                               10f;14          482,461        482,854        465,092

COST OF SALES                                                               10g           383,179        375,904        362,185
                                                                                         --------       --------       --------
GROSS PROFIT                                                                               99,282        106,950        102,907
                                                                                         --------       --------       --------
SELLING, MARKETING, ADMINISTRATIVE
    AND GENERAL EXPENSES:                                                   10h
    Selling and marketing                                                                  30,482         30,595         31,324
    Administrative and general                                                             21,018         22,425         24,999
                                                                                         --------       --------       --------
                                                                                           51,500         53,020         56,323
                                                                                         --------       --------       --------
INCOME FROM ORDINARY OPERATIONS                                                            47,782         53,930         46,584

FINANCIAL EXPENSES - net                                                    10i            12,490         13,118         15,989

OTHER INCOME                                                                10j                                           1,609

INCOME BEFORE TAXES ON INCOME                                                              35,292         40,812         32,204
                                                                                         --------       --------       --------

TAXES ON INCOME                                                              7              5,991          3,152          7,706
                                                                                         --------       --------       --------
INCOME FROM OPERATIONS OF THE
    COMPANY AND ITS SUBSIDIARIES                                                           29,301         37,660         24,498

SHARE IN PROFITS OF ASSOCIATED
    COMPANIES - net                                                         2              16,414         25,072         35,549
                                                                                         --------       --------       --------
NET INCOME FOR THE YEAR                                                                    45,715         62,732         60,047
                                                                                         ========       ========       ========

                                                                                                         NIS
                                                                                         ---------------------------------------
NET INCOME PER NIS 1 OF PAR VALUE
    OF SHARES                                                               1p;11           1,127          1,544          1,494
                                                                                         ========       ========       ========


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                    AMERICAN ISRAELI PAPER MILLS LIMITED
               STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                        DIFFERENCES
                                                                                           FROM
                                                                            CAPITAL     TRANSLATION
                                                                            SURPLUS         OF
                                                                           RESULTING     FOREIGN
                                                                            FROM TAX     CURRENCY
                                                                           BENEFIT ON    FINANCIAL
                                                                           EXERCISE OF  STATEMETNS OF
                                                SHARE        CAPITAL        EMPLOYEE     ASSOCIATED        RETAINED
                                               CAPITAL      SURPLUSES       OPTIONS      COMPANIES         EARNINGS       TOTAL
                                               -------      ---------       -------      ---------         --------       -----
                                                                      NIS IN THOUSANDS (SEE NOTE 1B.)
                                               ---------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 2003                      125,256       90,060                        (3,482)       439,116        650,950

CHANGES IN 2003:
    Net income                                                                                             60,047         60,047
    Dividend paid                                                                                         (99,128)       (99,128)
    Exercise of employee options
      into shares                                     1                                                                        1
    Differences from currency
      translation resulting from
      translation of financial
      statements of associated companies                                                     2,360                         2,360
                                                -------       ------         -------       --------      ---------      ---------
BALANCE AT DECEMBER 31, 2003                    125,257       90,060                        (1,122)       400,035        614,230

CHANGES IN 2004:
    Net income                                                                                             62,732         62,732
    Dividend paid                                                                                         (99,964)       (99,964)
    Exercise of employee options
      into shares                                     *                                                                        *
    Differences from currency translation
      resulting from translation of
      financial statements of associated
      companies                                                                             (1,685)                       (1,685)
                                                -------       ------         -------       --------      ---------      ---------
BALANCE AT DECEMBER 31, 2004                    125,257       90,060                        (2,807)       362,803        575,313

CHANGES IN 2005:
    Net income                                                                                             45,715         45,715
    Dividend **                                                                                          (100,039)      (100,039)
    Exercise of employee options
      into shares                                     *                          401                                         401
    Differences from currency translation
      resulting from translation of
      financial statements of
      associated companies                                                                   1,994                         1,994
                                                -------       ------         -------       --------      ---------      ---------
BALANCE AT DECEMBER 31, 2005                    125,257       90,060             401          (813)       308,479        523,384
                                                =======       ======         =======       ========      =========      =========

*    Represents an amount less than NIS 1,000.
** Includes a dividend, declared in December 2005 and paid in January 2006, amounting to approximately NIS 50 million.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                 (Continued) - 1

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             2005          2004            2003
                                                                             ----          ----            ----
                                                                               NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                           -------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income for the year                                                 45,715         62,732         60,047
    Adjustments to reconcile net income to
       net cash provided by operating activities (A)                        42,845        (15,637)        (7,396)
                                                                           -------       --------        -------
    Net cash provided by operating activities                               88,560         47,095         52,651
                                                                           -------       --------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                               (71,080)       (30,952)       (29,247)
    Short-term investments                                                  51,003        (42,000)       (20,000)
    Associated companies:
       Granting of loans                                                    (2,744)          (779)        (8,241)
       Collection of loans                                                                 13,688         21,895
    Proceeds from sale of subsidiary consolidated in the past (B)            2,004
    Proceeds from sale of fixed assets                                       6,532          1,001          3,332
                                                                           -------       --------        -------
    Net cash used in investing activities                                  (14,285)       (59,042)       (32,261)
                                                                           -------       --------        -------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Notes issuance, net of issuance expenses of NIS 800,000                                              198,909
    Consideration in respect of the exercise of options by employees                                           1
    Receipt of long-term loans from others                                   1,746
    Repayment of long-term loans from banks and others                        (277)          (383)          (762)
    Redemption of notes                                                     (6,680)        (6,666)        (6,770)
    Dividend paid                                                          (49,946)       (99,964)       (99,128)
    Short-term credit from banks - net                                     (18,613)       (31,933)        40,606
                                                                           -------       --------        -------
    Net cash provided by (used in) financing activities                    (73,770)      (138,946)       132,856
                                                                           -------       --------        -------

INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                           505       (150,893)       153,246

BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR                                                        7,813        158,706          5,460
                                                                           -------       --------        -------

BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                                              8,318          7,813        158,706
                                                                           =======       ========        =======


                                                                                                (Continued) - 2

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  2005          2004          2003
                                                                                  ----          ----          ----
                                                                                   NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                                  --------------------------------
(A)   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
        OPERATING ACTIVITIES:
         Income and expenses not involving cash flows:
          Share in profits of associated companies - net                         (16,414)      (25,072)      (35,549)
          Dividend received from associated company                               21,761                      16,391
          Depreciation and amortization                                           31,604        28,633        28,247
          Deferred income taxes - net                                             (7,671)      (10,096)        3,471
          Capital losses (gains) on:
            Sale of fixed assets                                                  (3,570)          508        (2,054)
            Sale of subsidiary consolidated in the past (B)                         (874)
          Losses (gains) on short-term deposits and investments                       45          (464)
          Linkage and exchange differences (erosion) on principal of
            long-term loans from banks and others - net                             (111)          (26)           79
          Linkage differences on principal of notes                                6,171         2,184         3,110
          Linkage differences on principal of long-term loans granted
             to associated companies                                                (975)         (721)       (1,101)
          Appreciation of a long-term capital note granted to
             an associated company                                                                             2,477
                                                                                 -------       -------       -------
                                                                                  29,966        (5,054)       15,071
                                                                                 -------       -------       -------
        Changes in operating asset and liability items:
          Increase in trade receivables                                           (7,162)       (2,279)       (9,260)
          Increase in other receivables
               (excluding deferred income taxes)                                  (1,587)      (12,037)       (8,935)
          Decrease (increase) in inventories                                      (1,612)        7,434          (159)
          Increase (decrease) in trade payables                                    3,018         2,954       (14,653)
          Increase (decrease) in other payables and accruals                      20,222        (6,655)       10,540
                                                                                 -------       -------       -------
                                                                                  12,879       (10,583)      (22,467)
                                                                                 -------       -------       -------
                                                                                  42,845       (15,637)       (7,396)
                                                                                 =======       =======       =======
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
    Income taxes paid                                                              1,559         3,242        11,553
                                                                                 =======       =======       =======
    Interest paid                                                                 15,828        20,697        11,335
                                                                                 =======       =======       =======

                                                                 (Concluded) - 3

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   2005
                                                                             ----------------
                                                                             NIS IN THOUSANDS
                                                                              (SEE NOTE 1B.)
                                                                             ----------------


(B)   PROCEEDS FROM SALE OF SUBSIDIARY CONSOLIDATED IN THE PAST - see also note 10h:
      Assets and liabilities of the subsidiary consolidated in
      the past at the date of its sale:
      Working capital (excluding cash and cash equivalents)                          509
      Fixed assets                                                                 1,979
      Long-term liabilities                                                      (1,358)
      Capital gain from the sale                                                     874
                                                                                 -------
                                                                                   2,004
                                                                                 =======


(C)   INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:

      1) Dividend declared by the Company in December 2005, in the amount of approximately NIS 50 million, was paid in January 2006.

      2) Dividend declared by an associated company in December 2005 was not paid yet. The Company's share in this dividend amounts to NIS 2,650,000.

      3) In 2004, equipment, which the Company had found to be unsuitable for its use, was retired. The retirement was made against the cancellation of the loan made available by the supplier in respect of said equipment. The retirement amounted to NIS 1,079,000.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

             The financial statements are drawn up in conformity with accounting principles generally accepted in Israel and in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The Company's financial statements are presented separately from these consolidated financial statements.

             The significant accounting policies, which, except for the changes required by the transition to nominal financial reporting in 2004 (see b below), and the implementation for the first time of Clarification No. 7 in 2005 (see j(7) below), were applied on a consistent basis, are as follows:

             A.   GENERAL:

                  1)   Activities of the Group

                       American Israeli Paper Mills Limited and its subsidiaries (hereafter - the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the production and sale of paper and paper products including the handling of solid waste (the Company and its investee companies - hereafter - the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 14.

                  2) Use of estimates in the preparation of financial statements

                       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

                  3)   Definitions:

                       Subsidiaries - companies over which the Company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Company.

                       Associated companies - investee companies, which are not subsidiaries, over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage of holding in said company is 20% or more, unless there are circumstances that contradict this assumption.

                       Interested parties - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             B.   BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

                  The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS).

                  1)   Transition to nominal financial reporting in 2004

                       With effect from January 1, 2004, the Company has adopted the provisions of Israel Accounting Standard No. 12 -"Discontinuance of Adjusting Financial Statements for Inflation" - of the Israel Accounting Standards Board (hereafter -the IASB) and, pursuant thereto, the Company has discontinued, from the aforesaid date, the adjustment of its financial statements for the changes in the exchange rate of the U.S. dollar (hereafter - the dollar) against the shekel.

                       The amounts adjusted for the changes in the exchange rate of the dollar against the shekel (see (2) below), presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), were used as the opening balances for the nominal financial reporting as of January 1, 2004. Additions made after the transition date have been included in the financial statements at their nominal values.

                       Accordingly, the amounts reported for 2003, as well as reported amounts for subsequent periods, that relate to non-monetary assets (including the depreciation and amortization thereon), investments in associated companies and equity items, which originate from the period that preceded the transition date, are based on the data adjusted for the changes in the exchange rate of the dollar, on the basis of the exchange rate at December 31, 2003, as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                       Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the exchange rate of the dollar, (see also note 8b) as permitted under Opinion 36 of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute).

                       Through 2003, the components of the income statements were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period - sales, purchases, labor costs, etc. - were adjusted on the basis of the date on which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly - changes in inventories and depreciation) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

                       The investment in some of the associated companies (whose operations constitute an integral part of the Company's operations) and the Company's share in their operating results are recorded on the basis of the adjusted financial statements (in accordance with the provisions of Standard No. 12, as described above) of these companies. As to associated companies whose financial statements were adjusted until December 31, 2003 on the basis of the changes in the Israeli CPI, see (3) below.

                  2) The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term "cost" signifies cost in reported amounts.

                  3) Associated companies whose financial statements are adjusted on the basis of the changes in the Israeli CPI

                       For purposes of inclusion on the equity basis, until December 31, 2003, the amounts included in the financial statements of the above associated companies operating independently, were treated as follows:

                       Balance sheet items at the end of the year and the results of operations for the year reflect the amounts presented in the financial statements of such companies. Balance sheet items at the beginning of the year and changes in shareholders' equity items during the year were adjusted on the basis of the changes in the exchange rate of the dollar at the beginning of the year or at the date of each change, respectively, through the end of the year. Any differences resulting from the treatment described above were carried to the adjusted shareholders' equity under a separate item ("differences from translation of foreign currency financial statements of associated companies").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                       As from January 1, 2004, no additional differences have been included in respect of said companies, in view of their transition to reporting under Standard 12, as also applied by the Company.

             C.   PRINCIPLES OF CONSOLIDATION:

                  1) The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.

                  2) Intercompany transactions and balances, as well as profits on intercompany sales that have not yet been realized outside the Group, have been eliminated.

             D.   INVENTORIES

                  Raw materials and supplies, finished goods, purchased products and maintenance and sundry materials (including spare parts) are valued at the lower of cost or market (net of processing costs and after deduction of a provision for obsolescence, where appropriate); cost is determined on the moving average basis.

                  Spare parts of the machinery and equipment that are not for current use, are presented under fixed assets.

             E. INVESTMENTS IN ASSOCIATED COMPANIES:

                  1) The investments in these companies are accounted for by the equity method.

                       According to this method, the Company records, in its statement of income, its share in the profits and losses of these companies that were created after acquisition, and, in its statement of changes in shareholders' equity, its share in changes in capital surpluses (mostly translation differences relating to their investments in subsidiaries that present their financial statements in foreign currency) that were created after acquisition.

                  2) Profits on intercompany sales, not yet realized outside the Group, have been eliminated according to the percentage of the Company's holding in such companies.

                  3) The Company reviews - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies - see h. below.

                  4) The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition ("excess of cost of investment") or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition ("negative excess of cost of investment") represent the amounts attributed to specific assets upon acquisition, at fair value. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized over the remaining useful life of the assets. The average rate of amortization is 10%.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             F.   MARKETABLE SECURITIES

                  These securities are stated at market prices.

                  The changes in value of the above securities are carried to financial income or expense.

             G.   FIXED ASSETS:

                  1) Fixed assets are stated at cost, net of related investment grants.

                  2) Fixed assets of own manufacture are stated at cost, based on the direct costs with the addition of an appropriate portion of indirect production costs.

                  3) Borrowing costs in respect of credit applied to finance the construction of fixed assets - during the period until construction is completed - are charged to the cost of such assets.

                  4) The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

                                                                   YEARS


                       Buildings                         10-50 (mainly 33)
                       Machinery and equipment           7-20 (mainly 10 and 20)
                       Vehicles                          5-7 (mainly 7)
                       Office furniture and
                         equipment (including
                         computers)                      3-17 (mainly 4)

             H.   IMPAIRMENT OF ASSETS

                  The Company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of non-monetary assets, mainly fixed assets and investments in associated companies. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset. See note 2g.

                  The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

                  When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             I.   DEFERRED CHARGES

                  The item represents notes issuance costs, which are amortized over the period of the notes (see note 4a).

                  As to the change from January 1, 2006 in the method of presenting and amortizing these charges - see q(1) below.

             J.   DEFERRED INCOME TAXES:

                  1) Commencing January 1, 2005, the Company applies the IASB's Accounting Standard No. 19 - "Taxes on Income" that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

                       For the most part, the provisions of this standard are the same as the accounting principles that the Company applied prior to implementing the new standard.

                  2) In accordance with the standard and with prior years' policy, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the consolidated financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill and the temporary difference resulting from the initial recognition of an asset or a liability that has no effect on the profit or loss, whether for accounting or tax purposes, at that time (unless the temporary difference results from the initial recognition of a business combination).

                       Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income. As to the main types of differences, in respect of which deferred taxes have been included - see note 7f.

                  3) Deferred tax balances are computed at the tax rates expected to be in effect at the time the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax rates and the tax laws enacted, or substantively enacted, by the balance sheet date.

                  4) The current taxes, as well as the changes in the deferred tax balances, are included in the tax expenses or income in the reporting period, except for taxes derived from the initial recognition of business combinations and except for the tax in respect of transactions that are recognized directly in shareholders' equity (in such instances, the applicable tax is taken directly to shareholders' equity).

                  5) Taxes that would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, not to realize them.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  6) The Group may incur an additional tax liability in the event of an intercompany dividend distribution derived from "approved enterprises" profits - see note 7a. No account was taken of this additional tax, since it is the Group's policy not to cause distribution of dividends, which would involve an additional tax liability to the Group in the foreseeable future.

                  7) In April 2005, the IASB issued Clarification No. 7 - "Accounting Treatment of the Tax Benefits, in Respect of Capital Instruments Granted to Employees, For Which No Compensation was Recognized". The provisions of this clarification apply to such tax benefits, which have not been allowed as a deduction through December 31, 2004. The clarification stipulates that, commencing on January 1, 2005, the tax benefit derived by the Company from the exercise of options granted to employees is to be carried to shareholders' equity, in the period in which the benefit to the employees is allowed as a deduction for tax purposes. Formerly, the aforesaid tax saving was credited to the statement of income, as part of the taxes on income item.

             K.   REVENUE RECOGNITION

                  Revenue from sale of products on the local market and for export, net of discounts granted, is recognized upon the transfer of ownership to the buyer (in accordance with the sale conditions).

             L.   SHIPPING AND HANDLING COSTS

                  Shipping and handling costs are classified as a component of selling and marketing expenses.

             M.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

                  The allowance is determined mainly in respect of specific debts doubtful of collection (see note 12b).

             N.   DERIVATIVE FINANCIAL INSTRUMENTS

                  Gains or losses from derivatives that are hedging existing assets or liabilities are recognized in income and cash flows statements commensurate with the results from those assets or liabilities.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             O.   CASH EQUIVALENTS

                  The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

             P.   NET INCOME PER NIS 1 OF PAR VALUE OF SHARES

                  Net income per NIS 1 of par value of shares is computed in accordance with Opinion 55 of the Israeli Institute; as to the data used in the per share computation - see note 11.

             Q.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS IN ISRAEL

                  1) In August 2005, the IASB issued Israel Accounting Standard No. 22 - "Financial Instruments: Disclosure and Presentation", which is based on International Accounting Standard No. 32. This standard prescribes the rules for the presentation of financial instruments and the proper disclosure required therefor. The standard prescribes the rules pursuant to which financial instruments are to be classified and are to be presented as a liability (while broadening the definition of a financial liability) or as an equity instrument (presented within shareholders' equity). The standard also prescribes rules for bifurcating and classifying compound financial instruments (that include both an equity component and a liability component), the circumstances under which the offsetting of financial assets and financial liabilities is permitted, and the treatment of the costs of issuing financial instruments. The standard also prescribes that interest, dividends, losses and gains relating to financial instruments shall be recorded as income or expense in the income statements when the instrument is classified as a financial liability, or an as an equity movement when the instrument is classified as an equity instrument, respectively.

                       This accounting standard is to be applied to financial statements for periods commencing on or after January 1, 2006, and is to be applied prospectively. Upon initial implementation of the standard, all the financial instruments existing at the transition date will be classified and presented in accordance with the classification and presentation rules prescribed by the standard; compound financial instruments will be bifurcated into their components, prior to said classification, in accordance with the transitional provisions prescribed by the standard. Comparative data will not be restated.

                       When the standard takes effect, the Israeli Institute's Opinion 48 - "Accounting Treatment of Option Warrants", and Opinion 53 - "Accounting Treatment of Convertible Liabilities" will be revoked.

                       The balance of deferred issuance costs relating to the notes, which at December 31, 2005 amounted to NIS 946,000 will be reclassified at the time of the standard taking effect and will be presented as a deduction from the amount of the liability to which such expenses relate.

                       These costs will be amortized, in future reporting periods, according to the interest method. The change in the amortization method will not have a material effect on operating results in future reporting periods.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  2) In September 2005, the IASB issued Accounting Standard Israel No. 24 - "Share-based Payment". This standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions. Prior to the issuance of said standard, no mandatory directives were in place in Israel for the measurement and recognition of share-based payment transactions, with the exception of certain disclosure requirements. Accordingly, in the past, equity instrument grants to Company employees did not have recognition or measurement implications on the Company's financial statements.

                       The new standard is applicable to transactions whereunder a company acquires goods or receives services in consideration for equity instruments of the company (hereafter - equity grant), or cash (or other assets) consideration, where the amount of the consideration is based on the price or value of equity instruments of the company (hereafter - liability grant). The standard requires the recognition of such transactions at fair value. The standard is applicable to share-based payment transactions with employees and non-employees.

                       With respect to equity grants to employees, the standard stipulates that the value of the labor services received from them in return is to be measured on the day of the grant, based on the fair value of the equity instruments that were granted to the employees. The value of the transactions, measured in the above manner, is to be expensed over the period that the employee's right to exercise or receive the underlying equity instruments vests; commensurate with the recognition of the expense, a corresponding increase is to be recorded as a capital surplus under the company's shareholders' equity.

                       According to the provisions of the standard, the initial measurement of the fair value of liability grants is to be made on the date of the grant and recognized as a liability in the company's balance sheet; thereafter, the liability is to be remeasured at each balance sheet date until said liability is settled. The changes in the amount of the liability are carried to the income statement on a current basis. The standard also sets out guidelines for the allocation of income taxes in respect of share-based payments.

                       Accounting Standard No. 24 is to be applied to financial statements covering periods commencing on, or after, January 1, 2006.

                       The transitional provisions of the standard make a distinction between equity grants and liability grants:

                       a) For equity grants, the standard prescribes that its provisions are to be applied to all grants that are made subsequent to March 15, 2005, which had not yet vested at the effective date of the standard. As a result, upon the standard taking effect, the financial statements for 2005 will need to be restated in order to reflect such grants.

                       b)  The provisions of the standard shall be
                           retroactively applicable to liabilities relating to liability grants existing at the effective date. As a result, upon the standard taking effect, the financial statements for all prior periods will need to be restated in order to reflect these grants.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                       The transitional provisions of the standard further stipulate that any modifications to the terms of existing grants executed subsequent to March 15, 2005 shall be subject to the provisions of the standard, even if the grants themselves are not. As a result, upon the standard taking effect, the financial statements for 2005 will need to be restated in order to reflect such modifications.

                       The Company intends to implement the provisions of the standard starting from 2006. The Company has a liability in respect of a liability grant, regarding which the effect of the retroactive implementation of the provisions of the standard, for each of the relevant years and cumulatively, is immaterial.

                       In addition, new grants of options or shares to employees or service providers of the Company, would result, in the following reporting periods, in the recording of payroll expenses or expenses relating to the cost of the services, at their fair value.

                  3) In February 2006, the IASB issued Israel Accounting Standard No. 21 - "Earnings per Share", which is based on International Accounting Standard No. 33. Accounting Standard No. 21 provides rules for the computation of earnings per share data and their presentation in the financial statements, and is to supersede, starting from its effective date, the existing rules relating to the computation and presentation of such data, which are based on Opinion 55 of the Israeli Institute; the standard is to be applied in financial statements for periods commencing on or after January 1, 2006.

                       According to the standard, the computation of basic earnings per share is generally based on the earnings available for distribution to holders of ordinary shares, which is divided by the weighted average number of ordinary shares outstanding during the period. This computation no longer takes into account the effect relating to potential shares that may derive from the expected conversion of convertible financial instruments, or the performance of contracts that confer rights to shares upon their holders.

                       In computing the diluted earnings or loss per share, the weighted average number of shares to be issued is to be added to the average number of ordinary shares used in the computation of the basic earnings per share data, assuming that all dilutive potential shares will be converted into shares. The potential shares are taken into account, as above, only when their effect is dilutive (reducing the earnings or increasing the loss per share from continuing activities); for the purpose of the computation of the weighted average, dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the period or, if later, the date of the issue of the potential ordinary shares. The standard also revises the treatment of the effect on the earnings resulting from the expected conversion of potential shares, and makes certain adjustments to the Company's share in the operating results of associated companies and consolidated subsidiaries for the purpose of their inclusion in earnings used for the computation.

                       Upon the initial adoption of the standard, and in accordance with the transitional provisions stipulated therein, the comparative earnings per share data are to be restated in the financial statements, in order to reflect, with retroactive effect, the computation of the earnings per share under the new directives.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                       In the opinion of the Company, the implementation of this standard is not expected to have a material effect on the earnings per share data included in these financial statements.

                  4) In February 2006, the IASB issued Israel Accounting Standard No. 25 - "Revenue", which is based on International Accounting Standard No. 18. This standard prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company, the provision of services, as well as revenues deriving from the use of the company's assets by others (interest income, royalties or dividends).

                       The principal issue in accounting for revenue is determining the timing of revenue recognition. Revenue from the sale of goods shall be recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

                       Revenue from the provision of services shall be recognized by reference to the stage of completion of the transaction at the balance sheet date, subject to the satisfaction of conditions (c) through (e) above, and only when the stage of completion of the transaction at the balance sheet date can be measured reliably.

                       A clarification of said standard was issued by the IASB in February 2006: Clarification No. 8 - "Reporting of Revenue on a Gross or Net Basis". According to the clarification, a company acting as an agent or an intermediary, without bearing the risks and rewards resulting from the transaction, will present its revenue on a net basis (as profit or commission). However, a company that acts as a principal supplier and bears the risks and rewards resulting from the transaction will present its revenue on a gross basis, distinguishing the turnover from the related expenses.

                       Standard 25 shall be applicable to financial statements for periods commencing on or after January 1, 2006. The standard is to be applied prospectively; nevertheless, in accordance with the transitional provisions of the standard, the classification and presentation of revenue on a gross or net basis, as above, shall be applied with retroactive effect, including the restatement of revenues and expenses appearing in the comparative figures in the financial statements for periods commencing on the effective date of the standard.

                       Until the publication of said standard and the related clarification, there were no accounting pronouncements, and the accounting treatment of this issue was mostly based on generally accepted accounting practices and foreign accounting pronouncements. The company is currently examining the effect of the implementation of this standard on its financial statements in future periods.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES:

             A. The Company has a number of investments in associated companies, which are held either directly or through investee companies. The financial statements of significant associated companies (Mondy Business Paper Hadera Ltd. - formerly Neusiedler Hadera Paper Ltd, NHP
                       - and Hogla-Kimberly Ltd.) are attached to these financial statements.

             B.   COMPOSED AS FOLLOWS:


                                                                                                    DECEMBER 31
                                                                                                -------------------
                                                                                                2005           2004
                                                                                                ----           ----
                                                                                                  NIS IN THOUSANDS
                                                                                                -------------------
                Shares:
                    Cost                                                                       54,241         54,241
                    Excess of cost of investment - net                                          2,086          2,086
                    Less - accumulated amortization                                            (2,180)        (2,624)
                Gain on issuance of shares of an associated
                    company to a third party                                                   40,241         40,241
                Adjustments resulting from translation of foreign currency
                    financial statements                                                        (813)        (2,807)
                Share in profits (after deduction of losses) accumulated since
                    acquisition                                                               263,051        271,492
                                                                                              -------        -------
                                                                                              356,626        362,629
                Long-term loans and capital notes *                                            72,331       **68,612
                                                                                              -------        -------
                                                                                              428,957        431,241
                                                                                              =======        =======

                * Classified by linkage terms, the total amounts of the loans and capital notes are as follows:


                                                                   WEIGHTED AVERAGE
                                                                    INTEREST RATE                  DECEMBER 31
                                                                    AT DECEMBER 31,           --------------------
                                                                        2005                   2005           2004
                                                                   -----------------           ----           ----
                                                                         %                       NIS IN THOUSANDS
                                                                   -----------------          --------------------
                   In dollars                                                                  9,206         8,616
                   Linked to the Israeli CPI***                                                           **10,709
                   Unlinked loans and capital notes                       2.2%                63,125        49,287
                                                                                              ------        ------
                                                                                              72,331        68,612
                                                                                              ======        ======

                  **   Reclassified.

                  *** In 2005, the terms of the loans linked to the Israeli CPI were changed and these loans became unlinked loans.

                  As of December 31, 2005, the repayment dates of the balance of the loans and capital notes have not yet been determined.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

             C.   THE CHANGES IN THE INVESTMENTS DURING 2005 ARE AS FOLLOWS:

                                                                                                  NIS IN THOUSANDS
                    Balance at beginning of year                                                      431,241
                                                                                                      -------
                    Changes during the year:
                        Share in profits of associated companies - net                                 16,414
                        Dividend from associated companies                                           (24,411)
                        Adjustments resulting from translation of foreign currency
                            financial statements                                                        1,994
                        Increase in balance of long-term loans and capital notes - net                  3,719
                                                                                                      -------
                    Balance at end of year                                                            428,957
                                                                                                      =======

             D. MONDY BUSINESS PAPER HADERA LTD. (hereafter - Mondy Hadera; formerly - Neusiedler Hadera Paper Ltd. - NHP):

                  Mondy Hadera is held to the extent of 49.9% by the Company and also by Neusiedler AG (hereafter - Neusiedler), under an agreement dated November 21, 1999. According to said agreement, Mondy Hadera purchased the Group's activities in the field of printing and writing paper, and issued to Neusiedler 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in Mondy Hadera, at a price that is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under prolonged, extraordinary circumstances that preclude the operation of Mondy Hadera in Israel. The Company believes that the likelihood of such circumstances is very remote.

             E.   HOGLA-KIMBERLY LTD. (hereafter - Hogla-Kimberly)

                  Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

             F.   INVESTMENT IN CARMEL CONTAINER SYSTEMS LIMITED
                  (HEREAFTER - CARMEL)

                  The investment in Carmel's shares, as of December 31, 2005 and 2004, amounts to NIS 32,897,000 and NIS 32,300,000, respectively, which represents a holding of 26.25%. Carmel's shares are traded in the United States on the "AMEX" Stock Exchange.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

                  In November 2004, Carmel's board of directors decided to take measures to withdraw Carmel's shares from trade on the "AMEX" Stock Exchange in the United States and also to deregister with the SEC. Accordingly, trade in Carmel's shares on the "AMEX" was suspended from November 30, 2004 and in July 2005 the process of deregistering the shares from being traded and with the SEC was finalized.

                  The financial statements of Carmel are drawn up in accordance with the provisions of Accounting Standard No. 12 of the IASB. Until December 31, 2003, the financial statements were drawn up on the basis of cost, adjusted for the changes in the general purchasing power of Israeli currency measured on the basis of the Israeli CPI. For purposes of inclusion in the consolidated financial statements up to said date, Carmel's financial statements were adjusted on the basis of the changes in the exchange rate of the dollar.

             G. INVESTMENT IN T.M.M INTEGRATED RECYCLING INDUSTRIES LTD. (HEREAFTER - T.M.M.)

                  As of December 31, 2005, the Company's share in T.M.M. (directly and through another associated company) is 43.08%

                  The excess of equity in net assets of T.M.M. shares, over the cost of the investment therein, which amounts to NIS 1,581,000, is amortized over a period of ten years.

                  As of December 31, 2005 and 2004, the direct investment in the shares of T.M.M is NIS 13,703,000 and NIS 15,726,000, respectively. The market value of these shares as of December 31, 2005 and 2004 is NIS 10,436,000 and NIS 11,338,000, respectively.

                  The Company's management examined the value of its investment in T.M.M. for impairment, which is not temporary in nature. The Company used the services of an outside appraiser in determining the value in use to the Company. Based on this, the Company's management believes that the investment does not need to be written down.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

       NOTE 3 - FIXED ASSETS:

             A. COMPOSITION OF ASSETS AND THE ACCUMULATED DEPRECIATION THEREON, GROUPED BY MAJOR CLASSIFICATIONS, AND CHANGES THEREIN DURING 2005, ARE AS FOLLOWS:


                                                                   COST
                                      ---------------------------------------------------------------
                                      BALANCE AT         ADDITIONS        RETIREMENTS      BALANCE AT
                                       BEGINNING          DURING            DURING           END OF
                                        OF YEAR          THE YEAR          THE YEAR           YEAR
                                        -------          --------          --------           ----
                                                          NIS IN THOUSANDS
                                      ---------------------------------------------------------------

Land and buildings thereon              189,227            40,369              774          228,822
Machinery and equipment                 673,753            16,681            1,036          689,398
Vehicles                                 29,954             5,362            4,220           31,096
Office furniture and equipment
   (including computers)                 68,362             2,073              269           70,166
Payments on account of
   machinery and equipment               13,166             4,166            2,165           15,167
Spare parts - not current                20,833*            2,429                            23,262
                                        -------            ------            -----        ---------
                                        995,295            71,080            8,464        1,057,911
                                        =======            ======            =====        =========



                                                            ACCUMULATED DEPRECIATION                        DEPRECIATED BALANCE
                                      ---------------------------------------------------------------       -------------------
                                      BALANCE AT        ADDITIONS          RETIREMENTS     BALANCE AT            DECEMBER 31
                                       BEGINNING         DURING              DURING         END OF          -------------------
                                        OF YEAR         THE YEAR            THE YEAR         YEAR            2005           2004
                                        -------         --------            --------         ----            ----           ----
                                                             NIS IN THOUSANDS                                   NIS IN THOUSANDS
                                      ---------------------------------------------------------------       -------------------
Land and buildings thereon              107,585             3,496              277          110,804        118,018         81,642
Machinery and equipment                 467,827            22,031              902          488,956        200,442        205,926
Vehicles                                 19,884             3,307            2,276           20,915         10,181         10,070
Office furniture and equipment
   (including computers)                 54,760             2,610               68           57,302         12,864         13,602
Payments on account of
   machinery and equipment                                                                                  15,167         13,166
Spare parts - not current                                                                                   23,262         20,833*
                                        -------            ------            -----          -------        -------        -------
                                        650,056            31,444            3,523          677,977        379,934        345,239
                                        =======            ======            =====          =======        =======        =======

                                                          *Reclassified.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 3 - FIXED ASSETS (continued):

             B. The item is net of investment grants in respect of investments in "approved enterprises" (see notes 7a and 9a).

             C. The Company's real estate is partly owned and partly leased - to the extent of NIS 44.5 million, in respect of which lease fees of approximately NIS 25.8 million have been capitalized. The leasehold rights are for 49 year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

             D. As of December 31, 2005 and 2004, the cost of fixed assets includes borrowing costs of NIS 1,007,000 capitalized to the cost of machinery and equipment.

             E. Depreciation expenses amounted to NIS 31,444,000 NIS 28,472,000 and NIS 28,165,000, for the years ended December 31, 2005, 2004 and 2003, respectively.

             F.   As to pledges on assets - see note 9a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 4 - NOTES AND OTHER LONG-TERM LIABILITIES:

             A.   NOTES

                  The item represents two series of notes issued to institutional investors as follows:

                                                                                       DECEMBER 31
                                                                      -----------------------------------------------
                                                                             2005                       2004
                                                                      -------------------      ----------------------
                                                                                   NIS IN THOUSANDS
                                                                      -----------------------------------------------
                                                                      SERIES II    SERIES I    SERIES II     SERIES I
                   Balance                                            207,229      27,409      201,807      33,340
                   Less - current maturities                                        6,827                    6,648
                                                                      -------      ------      -------      ------
                                                                      207,229      20,582      201,807      26,692
                                                                      =======      ======      =======      ======


                  1)   Series I - May 1992

                       The balance of the notes as of December 31, 2005 is redeemable in four installments, due in June of each of the years 2006-2009, each installment amounting to 6.66% of the original par value of the notes, which is NIS 102,501,000, in December 2005 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable annually each June. The notes - principal and interest - are linked to the Israeli CPI of February 1992.

                  2)   Series II - December 2003

                       The balance of the notes as of December 31, 2005 is redeemable in 7 equal, annual installments due in December of each of the years 2007-2013; the unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes - principal and interest - are linked to the Israeli CPI of November 2003.

                  As to the change from January 2006 in the presentation of deferred issuance costs - see note 1q (1) above.

             B.   OTHER LIABILITY:

                  The capital note to an associated company is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2007.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - EMPLOYEE RIGHTS UPON RETIREMENT:

             A. Israeli labor laws and agreements require the Company and its subsidiaries to pay severance pay to employees dismissed or leaving their employ under certain circumstances, computed on the basis of the number of years of service, or a pension upon retirement.

                  To cover the liability for employee rights upon retirement, pursuant to labor agreements in force and based on salary components that, in management's opinion, create entitlement to severance pay, deposits are made by the Company and its subsidiaries with various provident funds (including pension funds) or insurance policies for the benefit of the employees.

                  The severance pay and pension liability and the amounts funded as above are not reflected in the financial statements, as the pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

             B. The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are NIS 8,710,000 NIS 8,368,000,and NIS 8,515,000 in 2005, 2004, and 2003,
                  respectively.

NOTE 6 - SHAREHOLDERS' EQUITY:

             A.   SHARE CAPITAL

                  Composed of ordinary registered shares of NIS 0.01 par value, as follows:


                                                                                          DECEMBER 31
                                                                                -------------------------------
                                                                                    2005                2004
                                                            AUTHORIZED                   ISSUED AND PAID
                                                          -------------         -------------------------------
                    Number of shares                         20,000,000           4,002,205          3,996,674
                                                             ==========           =========          =========
                    Amount in NIS                               200,000              40,022             39,967
                                                             ==========           =========          =========

                  The shares are traded on stock exchanges in Tel-Aviv and in the U.S. ("AMEX"). The quoted prices per share, as of December 31, 2005 are NIS 195.4 and $ 42.51 (NIS 195.67),
                  respectively.

             B.   EMPLOYEE STOCK OPTION PLANS:

                  1)   The 1998 plan for senior officers in the Group

                       On January 11, 1998, the board of directors approved a stock option plan for senior officers in the Group ("the 1998 plan for senior officers").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                       In 1998-2000, 155,498 options were granted under the 1998 plan for senior officers.

                       The number of shares resulting from the exercise of the options and the actual exercise price were determined as follows: Upon receipt of an exercise request from an option holder, a computation was made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference was then multiplied by the number of exercisable options (hereafter - the benefit). The number of shares that the Company actually issued to the option holder was the number of shares the market value of which was equal to the amount of the benefit computed as above. In consideration for the shares, the option holder paid their par value only.

                       In 2000-2003, 154,000 options were exercised under the 1998 plan for senior officers. 92,832 shares of NIS 0.01 were issued following the exercise. The unexercised balance of 1,498 options granted expired in 2003.

                       Immediately upon issuance, the ordinary shares issued upon exercise of the options have all the same rights as other ordinary shares of the Company.

                  2)   The 2001 plan for senior officers in the Group

                       On April 2, 2001, the Company's board of directors approved a stock option plan for senior officers in the Group (hereafter - the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The options are exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable within two years from the end of the blocking period.

                       The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the known CPI on April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during the thirty trading days preceding to the effective date of each batch, less 10%. As stipulated by the 2001 plan for senior officers, the exercise price of unexercised options is to be adjusted, in the event of cash dividend distributions. Accordingly, the exercise price as of December 31, 2005 is NIS 45.5 for the second batch, NIS 103.43 for the third batch and NIS 157.02 for the fourth batch. In May 2005, the remaining options from the first batch expired.

                       The quoted price of the Company's shares on the Tel Aviv Stock Exchange, immediately prior to the date of the board of directors' resolution to grant the options, was NIS 204.00. Immediately prior to the granting of the options, the price was NIS 185.8.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                       The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately NIS 56.69 on the date of grant.

                       Notwithstanding the above, the number of shares resulting from the exercise of the options and the actual exercise price will be determined as follows:
                       Upon receipt of an exercise request from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of exercisable options (hereafter - the benefit). The number of shares that the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                       Immediately upon issuance, the ordinary shares issued upon exercise of the options will have all the same rights as other ordinary shares of the Company.

                       In 2005, 2004 and 2003, 13,877, 55,525 and 1,550
                       options, respectively, were exercised under the 2001 plan for senior officers, and 4,307, 24,295 and 227 shares of NIS 0.01, respectively, were issued following the exercise of the options, as above. 8,250 options expired in 2005 (from the first batch). As of December 31, 2005, the unexercised balance of the options granted is 115,098.

                       This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

                       The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

                       Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts with respect to the salary benefit embodied in these grants, then under Clarification No. 7 of the IASB (See note 1j(7)), the Company credited the tax saving derived from the exercise of benefits by employees in 2005 to capital surplus.

                  3)   The 2001 employee plan

                       On August 29, 2001, the Company's board of directors approved a stock option plan for employees in the Group, according to a specification (hereafter - the 2001 employee plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The blocking period of the options is two years from the date of grant. Each option is exercisable within three years from the end of the blocking period.

                       On November 4, 2001, 81,455 options were granted under the 2001 employee plan.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                       The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the known CPI on August 29, 2001. This price represents the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange during the thirty trading days prior to the date of the board of directors' approval, less 10%. As stipulated by the 2001 employee plan, the exercise price has been adjusted, as a result of dividend distributions, and it is NIS 91.16 as of December 31, 2005.

                       The quoted price of the Company's shares on the Tel Aviv Stock Exchange, immediately prior to the date of the board of directors' resolution to grant the options, was NIS 171.20. Immediately prior to the granting of the options, the price was NIS 138.80.

                       The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately NIS 64.11 on the date of grant.

                       Notwithstanding the above, the number of shares resulting from the exercise of the options and the actual exercise price will be determined as follows:
                       Upon receipt of an exercise request from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of options to be exercised (hereafter - the benefit). The number of shares the that Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                       Immediately upon issuance, the ordinary shares issued upon exercise of the options will have all the same rights as other ordinary shares of the Company.

                       In 2005, 2004 and 2003, 2,405, 8,615 and 57,962
                       options, respectively, were exercised under the 2001 employee plan, and 1,224, 4,084 and 20,665 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. As of December 31, 2005, the unexercised balance of the options granted is 12,473.

                       This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

                       The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

                       Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j(7)), the Company credited the tax saving derived from the exercise of benefits by employees in 2005 to capital surplus.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME:

             A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (hereafter - the law)

                  Under the law, by virtue of the "approved enterprise" status granted to certain of their production facilities, certain subsidiaries were entitled to various tax benefits (mainly reduced tax rates) until 2003.

                  During the period of benefits - mainly 7 years commencing in the first year in which the companies earn taxable income from the approved enterprises, provided the maximum period to which it is restricted by law has not elapsed - reduced tax rates or exemption from tax apply, as follows:

                  1) Corporate tax rate of 25%, instead of the regular tax rate (see d. below).

                  2) Tax exemption on income from certain approved enterprises in respect of which the companies have elected the "alternative benefits" (involving waiver of government guaranteed loans instead of the tax exemption); the length of the exemption period is 4 years, after which the income from these enterprises is taxable at the rate of 25% for 3 years.

                       The part of the taxable income, which is entitled to the tax benefits, is determined on the basis of the ratio of the turnover attributed to the "approved enterprise" to the total turnover of these companies, taking into account the ratio of the "approved enterprise" assets to total assets of these companies. The turnover that is attributed to the "approved enterprise" is generally computed on the basis of the ratio of the increase in turnover to the "basic" turnover stipulated in the instrument of approval.

                       The period of benefits in respect of the "approved enterprises" of these companies expired at the end of 2003.

                       The entitlement to the above benefits is conditional upon the companies' fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of CPI linkage differences and interest.

             B. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (hereafter - the inflationary adjustments law)

                  Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries are taxed under this law.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

             C.   THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969

                  The Company and certain consolidated subsidiaries are "industrial companies" as defined by this law. These companies claimed depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

                  The Company also files consolidated tax returns with certain consolidated subsidiaries as permitted under this law.

             D. TAX RATES APPLICABLE TO INCOME NOT DERIVED FROM "APPROVED ENTERPRISES"

                  The income of the Company and its Israeli subsidiaries (other than income from "approved enterprises", see a. above) is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment No. 140, to the Income Tax Ordinance was published fixing, among others that corporate tax rate is gradually reduced from 36% to 30%. In August 2005, an additional amendment (No. 147) to the Income Tax Ordinance was published which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 -
                  26% and 2010 and thereafter - 25%.

                  As a result of the said changes in the tax rates, the Company adjusted - in each of the years 2004 and 2005 - at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income in these years.

                  Capital gains (except for the real capital gain from the sale of marketable securities - to which the regular tax rates will apply) are taxed at a reduced tax rate of 25% on capital gains that arose after January 1, 2003, and at the regular corporate tax rate on income that arose until that date.

             E.   CARRYFORWARD TAX LOSSES

                  Carryforward tax losses in subsidiary companies are NIS 22,470,000 and NIS 20,239,000 as of December 31, 2005 and
                  2004, respectively.

                  The Company examines on each balance sheet date the possibility of recording deferred taxes in respect of carryforward tax losses based on an assessment of all evidence, both positive and negative, regarding the likelihood of their being taxable income in the foreseeable future.

                  Under the inflationary adjustments law, carryforward losses are linked to the Israeli CPI, and may be utilized indefinitely.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

             F.   DEFERRED INCOME TAXES

                  The composition of the deferred taxes at balance sheet dates, and the changes therein during the years 2005 and 2004 , are as follows:

                                      In respect of balance sheet items Provisions for employee rights
                                    -------------------------------------------------------------------

                                                                                 Vacation                    In respect of
                                    Depreciable                                    and                     carryforward tax
                                      fixed                        Severance    recreation     Doubtful        losses
                                     assets       Inventories        pay           pay         Accounts      (see above)      Total
                                     ------       -----------        ---           ---         --------      -----------     -------
                                                                           NIS in thousands
                                     -----------------------------------------------------------------------------------------------
Balance at January 1, 2004           61,802         3,386           688         (4,297)        (5,749)        (5,041)        50,789
Changes in 2004:
    Amounts carried to income        (9,240)          652           (87)           210           (161)        (1,470)       (10,096)
                                     ------         -----           ---         ------         ------         ------         ------
Balance at December 31, 2004         52,562         4,038           601         (4,087)        (5,910)        (6,511)        40,693

Changes in 2005:
    Amounts carried to income        (6,779)       (1,487)          (75)             8            (52)           714         (7,671)
                                     ------         -----           ---         ------         ------         ------         ------
Balance at December 31, 2005         45,783         2,551           526         (4,079)        (5,962)        (5,797)        33,022
                                     ======         =====           ===         ======         ======         ======         ======


                       The deferred taxes are computed at the rate of 25%-31%.

                       Deferred taxes are presented in the balance sheets as follows:

                                                                                         DECEMBER 31
                                                                                    -----------------------
                                                                                     2005            2004
                                                                                     ----            ----
                                                                                       NIS IN THOUSANDS
                                                                                    -----------------------
                              Among current assets                                 (7,106)         (5,358)
                              Among long-term asset balances                       (5,655)         (6,511)
                              Among long-term liabilities                           45,783          52,562
                                                                                    ------          ------
                              Balance - liability  (asset) - net                    33,022          40,693
                                                                                    ======          ======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

             G.   TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS:

                  1)   As follows:

                                                                                       2005         2004           2003
                                                                                       ----         ----           ----
                                                                                                NIS IN THOUSANDS
                                                                                       ---------------------------------
                          For the reported year:
                              Current                                                 13,662       13,248         4,235
                              Deferred, see f. above:
                                 In respect of changes to tax rates,
                                     see d. above                                     (4,166)      (5,824)
                                 In respect of the reporting period                   (3,505)      (4,272)        3,471
                                                                                      ------       ------         -----
                                                                                       5,991        3,152         7,706
                                                                                      ======       ======         =====


                       Current taxes in 2005 were computed at an average tax rate of 34%, 2004 - 35% and 2003 - 34.5%, see
                       (2) below.

                  2) Following is a reconciliation of the "theoretical" tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in d. above, and the actual tax expense:

                                                               2005                        2004                       2003
                                                         -----------------           -----------------         ------------------
                                                                  NIS IN                      NIS IN                     NIS IN
                                                          %      THOUSANDS            %      THOUSANDS          %       THOUSANDS
                                                         ---     ---------           ---     ---------         ---      ---------
Income before taxes on income, as reported
   in the statements of income                          100.0      35,292           100.0      40,812         100.0      32,204
                                                        =====      ======           =====      ======         =====      ======
Theoretical tax on the above amount                      34.0      11,999            35.0      14,284          36.0      11,593

Tax benefits arising from reduced tax rate
   for approved enterprises                                                                                    (1.5)       (487)
                                                        -----      ------           -----      ------         -----      ------
                                                         34.0      11,999            35.0      14,284          34.5      11,106
Decrease in taxes resulting from computation
   of deferred taxes at a rate which is
   different from the theoretical rate                   (0.9)       (324)           (4.3)     (1,762)
Decrease in taxes resulting from adjustment to
deferred tax balances due to changes
in tax rates, see d. above                              (11.8)     (4,166)          (14.3)     (5,824)


Tax deduction in respect of options
   exercised by employees according to
   Section 102 of the Israeli Income
   Tax Ordinance (2005 - see note 1j(7))                                            (10.3)     (4,221)         (5.0)     (1,607)
Other - net                                              (4.3)     (1,518)            1.6         675          (5.6)     (1,793)
                                                        -----      ------           -----      ------         -----      ------
Taxes on income for the reported year                    17.0       5,991             7.7       3,152          23.9       7,706
                                                        =====      ======           =====      ======         =====      ======

             H.   TAX ASSESSMENTS

                  The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES:

             A.   AS FOLLOWS:


                                                      DECEMBER 31, 2005                                DECEMBER 31, 2004
                                         -------------------------------------------      ------------------------------------------
                                          IN, OR LINKED                                    IN, OR LINKED
                                           TO, FOREIGN                                      TO, FOREIGN
                                             CURRENCY      LINKED TO THE                      CURRENCY      LINKED TO THE
                                         (MAINLY DOLLAR)    ISRAELI CPI     UNLINKED      (MAINLY DOLLAR)    ISRAELI CPI    UNLINKED
                                         ---------------    -----------     --------      ---------------    -----------    --------
                                                         NIS IN THOUSANDS                               NIS IN THOUSANDS
                                         -------------------------------------------      ------------------------------------------
Assets:
 Current assets:
    Cash and cash equivalents                   5,740                         2,578          4,531                           3,282
    Short-term investments                                                   11,416                          45,539         16,925
    Receivables                                55,307            167        189,912         43,600            1,799        192,071
 Investments in associated companies -
    long-term loans and capital notes           9,206                        63,125          8,616         10,709           49,287
                                               ------        -------        -------         ------          -------        -------
                                               70,253            167        267,031         56,747           58,047        261,565
                                               ======        =======        =======         ======          =======        =======

Liabilities:
 Current liabilities:
    Short-term credit from banks                                             93,171          2,238                         110,446
    Accounts payables and accruals             11,062            868        214,082         10,100            1,013        142,287
 Long-term liabilities (including
   current maturities):
    Notes                                                    234,638                                        235,147
    Other liability                                                          32,770                                         32,770
                                               ------        -------        -------         ------          -------        -------
                                               11,062        235,506        340,023         12,338          236,160        285,503
                                               ======        =======        =======         ======          =======        =======

                  As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes - see note 12a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES (continued):

             B.   DATA REGARDING THE EXCHANGE RATE AND THE ISRAELI CPI:

                                                  HANGE RATE OF
                                                  ONE DOLLAR             CPI*
                                                  ----------             ----
                                                      NIS               POINTS
                                                      ---               ------


                    AT END OF YEAR:
                        2005                         4.603              185.0
                        2004                         4.308              180.7
                        2003                         4.379              178.6

                    CHANGE IN THE YEAR:
                        2005                         6.8%                2.4%
                        2004                        (1.6%)               1.2%
                        2003                        (7.6%)              (1.9%)

                       * Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 9 - COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY
         PLEDGES:

             A.   IN RESPECT OF INVESTMENT GRANTS

                  Under the Law for the Encouragement of Capital Investments, 1959, certain subsidiaries and an associated company have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of the grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences and interest from the date of receipt thereof.

                  The abovementioned subsidiaries have registered floating charges on all their assets in favor of the State of Israel in order to secure compliance with the terms of the investment grants received. In respect of the grant received by the associated company, the Company has provided a guarantee, with another associated company, for the repayment of the grant. As of December 31, 2005, the grant was repaid in full, as agreed with the Investment Center.

             B. In 1996, an associated company received a grant amounting to NIS 2,067,000 from the Fund for Preparation for Exposure of the Ministry of Industry and Trade. With respect to this grant, the Company has provided a bank guarantee of NIS 2,091,000 in favor of the State of Israel.

             C. The Company has provided guarantees of NIS 2,301,000 in favor of an associated company, in connection with the latter's participation in a tender. If the associated company does not win the tender, the guarantee will become null and void.

             D. Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 2,232,000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 9 - COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES (continued):

             E. On May 7, 2001, the Company's board of directors resolved to carry out a plan, which was approved by the shareholders' meeting, to remunerate the Company's chairman of the board of directors. According to the plan, remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price - NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution. Up to December 31 2005, one quarter of the remuneration was exercised. An additional quarter was exercised in January 2006, after the balance sheet date. A liability was included in the financial statements in respect of the above plan, under current liabilities.

             F. In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company's shareholders' equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

             G. The Company is preparing for the conversion of its energy-generation plant to using natural gas, instead of fuel oil. The transition is planned for the second half of 2006, subject to the arrival of the gas in Hadera.

                  In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company's requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, when it will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial scope of the transaction totals $ 40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

                  In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately (euro) 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

             BALANCE SHEETS:


                                                                         WEIGHTED AVERAGE              DECEMBER 31
                                                                         INTEREST RATE           ----------------------
                                                                        AT DECEMBER 31,          2005             2004
                                                                                                 ----             ----
                                                                              2005                  NIS IN THOUSANDS
                                                                       --------------------     ------------------------
             A.   SHORT-TERM INVESTMENTS:
                   Short term deposit - linked to the CPI                                                        45,539
                   Marketable securities                                                         11,416          16,925
                                                                                                -------        --------
                                                                                                 11,416          62,464
                                                                                                =======        ========
             B.   RECEIVABLES:
                   1) Trade:
                         Open accounts                                                          136,792         128,699
                         Checks collectible                                                      13,617          14,576
                                                                                                -------        --------
                                                                                                150,409         143,275
                                                                                                =======        ========
                         The item is:
                             Net of allowance for doubtful accounts                              16,914          16,148
                                                                                                =======        ========
                             Includes associated companies                                       31,504          26,089
                                                                                                =======        ========
                   2) Other:
                         Employees and employee institutions                                      3,155           4,072
                         Associated companies - current debt                                     84,096          78,616
                         Prepaid expenses                                                         4,041           2,287
                         Advances to suppliers                                                    3,235           4,200
                         Deferred income taxes, see note 7f                                       7,106           5,358
                         Income tax authority                                                                     1,733
                         Interest receivable                                                                      1,579
                         Sundry                                                                   4,491           3,995
                                                                                                -------        --------
                                                                                                106,124         101,840
                                                                                                =======        ========
             C.   INVENTORIES:
                   For industrial activities:
                      Finished goods                                                             16,578         11,684
                      Raw materials and supplies                                                  9,356          8,725
                                                                                                -------        --------
                                                                                                 25,934         20,409
                   For commercial activities - purchased products                                15,683         16,972
                                                                                                -------        --------
                                                                                                 41,617         37,381
                   Maintenance and spare parts **                                                22,382        *25,006
                                                                                                -------        --------
                                                                                                 63,999         62,387
                                                                                                =======        ========
             D.   CREDIT FROM BANKS:
                  Unlinked                                                  5.3%                 93,171        110,446
                  Swiss francs                                                                                   2,238
                                                                                                -------        --------
                                                                                                 93,171        112,684
                                                                                                =======        ========

*  Reclassified.


** Including inventories for the use of associated companies.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


             E.   ACCOUNTS PAYABLE AND ACCRUALS - OTHER:


                                                                                        DECEMBER 31
                                                                                    ---------------------
                                                                                    2005            2004
                                                                                    ----            ----
                                                                                       NIS IN THOUSANDS
                                                                                    ---------------------
                 1) Trade:
                     Open accounts                                                 84,727          76,311
                     Checks payable                                                 5,785          11,245
                                                                                   ------          ------
                                                                                   90,512          87,556
                                                                                   ======          ======

                 2) Other:
                     Payroll and related expenses                                  44,587          34,904
                     Institutions in respect of employees                          11,855          10,551
                     Income tax authority                                          15,655
                     Customs and value added tax authorities                          142           3,850
                     Accrued interest                                               1,209           1,544
                     Accrued expenses                                               9,201           7,903
                     Sundry                                                         2,758           7,092
                                                                                   ------          ------
                                                                                   85,407         *65,844
                                                                                   ======          ======

             STATEMENTS OF INCOME:

                                                                               2005           2004             2003
                                                                               ----           ----             ----
                                                                                           NIS IN THOUSANDS
                                                                               --------------------------------------
             F.   SALES - net (1):
                  Industrial operations (2)                                   364,539        363,489         326,825
                  Commercial operations                                       117,922        119,365         138,267
                                                                              -------        -------         -------
                                                                              482,461        482,854         465,092
                                                                              =======        =======         =======
                  (1) Including sales to associated companies                 115,262        121,987         115,505
                                                                              =======        =======         =======
                  (2) Including sales to export                                43,356         42,232          44,175
                                                                              =======        =======         =======

             G.   COST OF SALES: Industrial operations:
                      Materials consumed                                       80,740         83,533          72,292
                      Payroll and related expenses                             96,370        *92,566          85,419
                      Depreciation                                             27,396         24,537          22,739
                      Other manufacturing costs                                94,517        *81,893          80,709
                      Decrease (increase) in inventory of
                         finished goods                                       (4,894)          3,135          (1,651)
                                                                              -------        -------         -------
                                                                              294,129        285,664         259,508
                  Commercial operations - cost of products sold                89,050         90,240         102,677
                                                                              -------        -------         -------
                                                                              383,179        375,904         362,185
                                                                              =======        =======         =======
                  Including purchases from associated
                      companies                                                37,747         26,646          30,654
                              * Reclassified.                                 =======        =======         =======


                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                                       2005         2004          2003
                                                                                       ----         ----          ----
                                                                                              NIS IN THOUSANDS
                                                                                       -------------------------------
             H.   SELLING, MARKETING, ADMINISTRATIVE AND
                  GENERAL EXPENSES:

                  Selling and marketing:
                      Payroll and related expenses                                    13,641       14,311        15,225
                      Packaging, transport and shipping                                7,866        6,458         5,719
                      Commissions                                                      2,699        2,467         2,733
                      Depreciation                                                     1,145        1,159         1,595
                      Other                                                            5,131        6,200         6,052
                                                                                      ------       ------        ------
                                                                                      30,482       30,595        31,324
                                                                                      ======       ======        ======

                  Administrative and general:
                      Payroll and related expenses                                    39,727       36,649        36,360
                      Office supplies, rent and maintenance                            1,241        1,521         1,938
                      Professional fees                                                  991        1,029         1,663
                      Depreciation                                                     2,903        2,776         2,814
                      Doubtful accounts and bad debts                                    840        3,102           944
                      Capital loss (gain) from sale of fixed assets                  (3,570)         *508         *(445)
                      Other**                                                          3,327       *1,227        *5,126
                                                                                      ------       ------        ------
                                                                                      45,459       46,812        48,400
                      Less - rent and participation from
                         associated companies                                         24,441       24,387        23,401
                                                                                      ------       ------        ------
                                                                                      21,018       22,425        24,999
                                                                                      ======       ======        ======
             *    Reclassified.
             **   2005 - includes gain from sale of subsidiary consolidated
                  in the past, in the amount of NIS 874,000.

             I.   FINANCIAL INCOME (EXPENSES) - NET*:
                    EXPENSES:
                      In respect of long-term loans - net                                              26         1,607
                      In respect of notes - including amortization
                         of deferred charges and net of related hedges                16,516       15,188         5,031
                      In respect of short-term balances - net                          3,559        6,547        16,917
                                                                                      ------       ------        ------
                                                                                      20,075       21,761        23,555
                                                                                      ------       ------        ------
                  INCOME:
                      In respect of increase in value of operating
                         monetary balances                                             3,294        1,901         7,429
                      In respect of short-term balances - net                          4,291        6,742           137
                                                                                      ------       ------        ------
                                                                                       7,585        8,643         7,566
                                                                                      ------       ------        ------
                                                                                     (12,490)     (13,118)      (15,989)
                                                                                      ======       ======        ======
                  *   Including financial income (expenses) in respect
                      of loans to associated companies                                   975          721        (1,376)
                                                                                      ======       ======        ======

                      AMERICAN ISRAELI PAPER MILLS LIMITED

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

             J.   OTHER INCOME

                  In 2003, the Company sold apartments that it previously held for the use of its employees.

NOTE 11 - NET INCOME PER NIS 1 OF PAR VALUE OF SHARES:

             A. The weighted average par value of shares used in computation of per share data is as follows:

                     Year ended December 31:
                                                         NIS
                                                         ---

                        2005                            40,553
                                                        ======
                        2004                            40,640
                                                        ======
                        2003                            40,197
                                                        ======

             B. In the reported years, shares that will be allocated upon exercise of unexercised stock options granted to employees were taken into account in computing per share data, having regard to the quoted price of the Company's share at the end of each year.

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

             A.   DERIVATIVE FINANCIAL INSTRUMENTS

                  The Company has limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts, to protect its expected cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

                  In November-December 2004, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 200 million against increases in the Israeli CPI.

                  In December 2005, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 230 million against increases in the CPI, following the termination of the aforementioned transaction.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):


             B.   CREDIT RISKS

                  The Company and its subsidiaries' cash and cash equivalents and the short-term deposit as of December 31, 2005 and 2004 are deposited mainly with major banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be remote.

                  Most of these companies' sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

             C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value. The fair value of loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates, except as described below.

                  The Company does not disclose the fair value of long-term loans and capital notes included under investments in associated companies as of December 31, 2005, aggregating NIS 72,331,000 (see note 2b) and of a capital note to an associated company in the amount of NIS 32,770,000 (see note 4b), since their value cannot be reliably determined so long as they have no repayment dates.

NOTE 13 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES:

             A.   TRANSACTIONS:

                  1) Income (expenses):

                                                            2005          2004          2003
                                                            ----          ----          ----
                                                                  NIS IN THOUSANDS
                                                            ---------------------------------
                       Sales                               46,396       45,278          38,715
                                                          =======       ======          ======
                       Costs and expenses                 (13,997)      (9,247)         (7,009)
                                                          =======       ======          ======
                       Financial expenses                  (1,731)      (1,688)
                                                          =======       ======          ======

                  The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company's principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES (continued)


                  2) Benefits to interested parties:

                                                                              2005          2004           2003
                                                                              ----          ----           ----
                       Payroll to interested parties employed
                           by the Company - NIS  in thousands               *5,181         *3,300         *3,364
                                                                             =====          =====          =====
                       Number of people to whom
                           the benefits relate                                   2             2               2
                                                                             =====          =====          =====
                       Remuneration of directors who are not
                           employed by the Company -
                           NIS in thousands                                    485            528            444
                                                                             =====          =====          =====
                       Number of people to whom
                           the benefits relate                                  12            13              13
                                                                             =====          =====          =====

                  *In 2005 including the CEO and the Chairman of the Board of Directors. In 2004 and 2003 a CEO was in a position only part of the year. In 2005 includes a special bonus to the Chairman of the Board of Directors, at a sum of NIS 800,000, subject to the general meeting's approval.

                  3) In 2003, an interested party employed by the Company (the chairman of the board of directors) exercised 15,999 options granted to him under the 1998 plan for senior employees. 8,529 shares of NIS 0.01 par value have been issued at par value against the exercise of said options.

                  4) At December 31, 2005, an interested party employed by the Company (the CEO) held 3,950 options under the 2001 plan for senior employees in the group (see note 6b(2)). In January 2006, after the balance sheet date, the interested party exercised 1,975 of said options.

                  5) As to the plan for the remuneration of the Company's chairman of the board of directors - see note 9e.

              B.  BALANCES WITH INTERESTED PARTIES:

                                                                                              DECEMBER 31
                                                                                          ------------------
                                                                                          2005          2004
                                                                                          ----          ----
                                                                                            NIS IN THOUSANDS
                                                                                          ------------------
                  Accounts receivable - commercial operations*                           12,225        13,378
                                                                                         ======        ======
                  Accounts payables and accruals                                          4,401         3,563
                                                                                         ======        ======
                  Notes                                                                  30,697        29,963
                                                                                         ======        ======

                  * There were no significant changes in the balance during the year.

NOTE 14 - SEGMENT INFORMATION:

             A.   Activities of the Company and its subsidiaries:

                  1) Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

                  2) Marketing of office supplies and paper, mainly to institutions.

                  Most of the sales are on the local (Israeli) market and most of the assets are located in Israel.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

             B.   BUSINESS SEGMENT DATA:

                                               PAPER AND RECYCLING         MARKETING OF OFFICE SUPPLIES         T O T A L
                                         ------------------------------  ------------------------------  ---------------------------
                                           2005       2004        2003       2005      2004      2003      2005     2004       2003
                                           ----       ----        ----       ----      ----      ----      ----     ----       ----
                                                                                 NIS IN THOUSANDS
                                         -------------------------------------------------------------------------------------------
Sales - net(1)                         368,884    367,391     332,124   113,577    115,463   132,968     482,461   482,854   465,092
                                       =======    =======     =======   =======    =======   =======     =======   =======   =======
Income (loss) from ordinary
 operations                             48,662     58,496      46,282      (880)    (4,566)      302      47,782    53,930    46,584

Financial expenses, net                                                                                   12,490    13,118    15,989
Other income                                                                                                                   1,609
                                                                                                       --------- --------- ---------
Income before taxes on income                                                                             35,292    40,812    32,204
Taxes on income                                                                                            5,991     3,152     7,706
                                                                                                       --------- --------- ---------
Income from operations of the
 Company and its subsidiaries                                                                             29,301    37,660    24,498
Share in profits of associated
  companies - net                                                                                         16,414    25,072    35,549
                                                                                                       --------- --------- ---------
Net income                                                                                                45,715    62,732    60,047
                                                                                                       ========= ========= =========

Segment assets (at end of year)        536,965    494,194     497,811    57,377     56,707    59,480     594,342   550,901   557,291
Unallocated corporate assets
 (at end of year) (2)                                                                                    561,416   610,975*  695,983
                                                                                                       --------- --------- ---------
    Consolidated total assets
     (at end of year)                                                                                  1,155,758 1,161,876 1,253,274
                                                                                                       ========= ========= =========
Segment liabilities (at end of year)    57,754     58,782*     58,906    32,758     28,774*   25,696      90,512    87,566    84,602
Unallocated corporate liabilities
 (at end of year)                                                                                        541,862  *499,007   554,442
                                                                                                       --------- --------- ---------
    Consolidated total liabilities
     (at end of year)                                                                                    632,374   586,563   639,044
                                                                                                       ========= ========= =========
Depreciation and amortization           29,795     26,671      25,523     1,809      1,962     2,724      31,604    28,633    28,247
                                       =======    =======     =======   =======    =======   =======   ========= ========= =========
                                                    * Reclassified.


(1)     Represents sales to external customers.
(2)     Including investments in associated companies.

                                 ---------------
                        -------------------------------
                                 ---------------


                                                                                                       SCHEDULE

              DETAILS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

                            AT DECEMBER 31, 2005

                                                                                   PERCENTAGE OF DIRECT AND
                                                                                  INDIRECT HOLDING IN SHARES
                                                                                     CONFERRING EQUITY AND
                                                                                         VOTING RIGHTS
                                                                                  --------------------------

                                                                                               %
MAIN SUBSIDIARIES:

    Amnir Recycling Industries Limited                                                       100.00
    Graffiti Office Supplies and Paper Marketing Ltd.                                        100.00
    Attar Marketing Office Supplies Ltd.                                                     100.00
    American Israeli Paper Mills Paper Industry (1995) Ltd.                                  100.00

MAIN ASSOCIATED COMPANIES:
    Hogla-Kimberly Ltd.                                                                       49.90
    Subsidiaries of Hogla-Kimberly Ltd.:
       Hogla-Kimberly Marketing Limited                                                       49.90
       Molett Marketing Limited                                                               49.90
       Shikma For Personal Comfort Ltd.                                                       49.90
       Ovisan Sihhi Bez Sanai Ve Ticavet A.S.                                                 49.90
    Mondy Business Paper Hadera Ltd.                                                          49.90
    Subsidiariy of Mondy Business Paper Hadera Ltd.:
       Mondy Business Paper Hadera Marketing Ltd.                                             49.90
    Carmel Container Systems Limited                                                          26.25
    C.D. Packaging Systems Limited**                                                          63.20
    Barthelemi Holdings Ltd.                                                                  35.98
    T.M.M. Integrated Recycling Industries Ltd.***                                            43.08

    * Not including dormant companies.

    **   C.D. Packaging Systems Limited is partly held through Carmel
         Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 63.05%.

    *** T.M.M Integrated Recycling Industries Ltd. is partly held directly and partly through Barthelemi Holdings Ltd.

                                                                       EXHIBIT 4
                                                                       ---------

                        MONDI BUSINESS PAPER HADERA LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005


                        MONDI BUSINESS PAPER HADERA LTD.

                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005

                                TABLE OF CONTENTS


                                                                                               PAGE

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                     1

    FINANCIAL STATEMENTS:

       Balance Sheets                                                                           2

       Statements of Operations                                                                 3

       Statements of Changes in Shareholders' Equity                                            4

       Statements of Cash Flows                                                                5-6

       Notes to the Financial Statements                                                       7-28

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

MONDI BUSINESS PAPER HADERA LTD.

We have audited the accompanying balance sheet of MONDI BUSINESS PAPER HADERA LTD. ("the Company") as of December 31, 2005 and 2004, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company and on a consolidated basis as of December 31, 2003 and for the year then ended were audited by other auditors whose report, dated March 10, 2004, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2004 and 2005 and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the two years in the period ended December 31, 2005, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 2A, the financial statements as of dates and for reporting periods commencing January 1, 2004, are presented at reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The financial statements for the year ended December 31, 2003, have been prepared on the basis of historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
March 5, 2006

                        MONDI BUSINESS PAPER HADERA LTD.
                                 BALANCE SHEETS
                      (NIS in thousands; Reported Amounts)

                                                                      CONSOLIDATED                         COMPANY
                                                                ------------------------           -----------------------
                                                                      DECEMBER 31,                       DECEMBER 31,
                                                                ------------------------           -----------------------
                                                NOTE            2 0 0 5          2 0 0 4           2 0 0 5          2 0 0 4
                                              --------          -------          -------           -------         -------
CURRENT ASSETS

   Cash and cash equivalents                       3                  -           10,804                 -           9,616
   Trade receivables                               4            160,875          157,815                 -               -
   American Israeli Paper Mills
       Group, net                                                    -                -            231,715         178,289
   Other receivables                               5             10,872            7,580            14,813           8,700
   Inventories                                     6            116,859           90,391            90,454          60,301
                                                                -------          -------           -------         -------
                                                                288,606          266,590           336,982         256,906
                                                                -------          -------           -------         -------
LONG-TERM INVESTMENTS
   Investments in Subsidiaries                     7                 -                 -             2,595           1,933

FIXED ASSETS                                       8
   Cost                                                         202,469          149,083           197,880         144,312
   Less - accumulated depreciation                               43,132           33,345            39,796          30,308
                                                                -------          -------           -------         -------
                                                                159,337          115,738           158,084         114,004
LONG -TERM ASSETS

   Goodwill                                       7B             3,177             3,800                -                -
                                                                -------          -------           -------         -------
                                                                 3,177             3,800                -                -
                                                                -------          -------           -------         -------
                                                                451,120          386,128           497,661         372,843
                                                                -------          -------           -------         -------

CURRENT LIABILITIES
   Short term bank credit                                        85,887                -            85,871               -
   Current maturities of long-term
      bank loans                                  11             16,242           15,125            16,242          15,125
   Capital notes to shareholders                  12             18,412                -            18,412                -
   Trade payables                                  9            102,984          104,661            75,367          63,902
   American Israeli Paper Mills
      Group, net                                                 69,854           65,033                 -               -
   Subsidiaries                                                       -                -           148,844          99,159
   Other payables and accrued expenses            10             20,202           23,132            15,386          16,480
                                                                -------          -------           -------         -------
                                                                313,581          207,951           360,122         194,666
                                                                -------          -------           -------         -------
LONG-TERM LIABILITIES
   Long-term bank loans                           11             21,807           36,248            21,807          36,248
   Capital notes to shareholders                  12                  -           17,233                 -          17,233
   Deferred taxes                                 21             19,900           25,422            19,900          25,422
   Accrued severance pay, net                     13                 51               87                51              87
                                                                -------          -------           -------         -------
                                                                 41,758           78,990            41,758          78,990
                                                                -------          -------           -------         -------
COMMITMENTS AND CONTINGENT LIABILITIES            14
SHAREHOLDERS' EQUITY
   Share capital                                  15                  1                1                 1               1
   Premium                                                       43,352           43,352            43,352          43,352
   Retained earnings                                             52,428           55,834            52,428          55,834
                                                                -------          -------           -------         -------
                                                                 95,781           99,187            95,781          99,187
                                                                -------          -------           -------         -------
                                                                451,120          386,128           497,661         372,843
                                                                -------          -------           -------         -------

-------------------   ---------------    ---------------------------------------
      A.  MAGID          A.  SOLEL                 Y.  YERUSHALMI
Financial Director    General Manager    Vice Chairman of the Board of Directors


Approval date of the financial statements: March 5, 2006.

The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                            STATEMENTS OF OPERATIONS
                    (NIS in thousands; except per share data)

                                                     CONSOLIDATED                                         COMPANY
                                      ------------------------------------------         ------------------------------------------
                                                YEAR ENDED DECEMBER 31,                           YEAR ENDED DECEMBER 31,
                                      ------------------------------------------         ------------------------------------------
                                       2 0 0 5        2 0 0 4            2 0 0 3         2 0 0 5           2 0 0 4         2 0 0 3
                                      --------         --------         --------         --------         --------         --------
                                      REPORTED        REPORTED         ADJUSTED         REPORTED         REPORTED         ADJUSTED
                             NOTE     AMOUNTS (1)     AMOUNTS (1)       AMOUNTS (2)     AMOUNTS (1)      AMOUNTS (1)     AMOUNTS(2)
                           -------    --------         --------         --------         --------         --------         --------
Net sales                     16       663,338          686,094          640,020          462,177          482,698          462,654

Cost of sales                 17       609,752          605,738          556,890          420,558          416,504          391,492
                                      --------         --------         --------         --------         --------         --------

   GROSS PROFIT                         53,586           80,356           83,130           41,619           66,194           71,162

Selling expenses              18        45,268           46,135           42,892           35,924           34,606           32,330
General and
  administrative expenses     19
                                         7,301            7,803            8,425            6,702            6,442            5,945
                                      --------         --------         --------         --------         --------         --------

   OPERATING PROFIT (LOSS)               1,017           26,418           31,813           (1,007)          25,146           32,887

 Financing expenses, net      20       (12,868)          (8,438)          (2,561)         (11,533)          (7,643)          (2,713)

 Other income
  (expenses), net                           65              100             (215)               -               47             (120)
                                      --------         --------         --------         --------         --------         --------

   INCOME (LOSS) BEFORE INCOME

   TAXES                               (11,786)          18,080           29,037          (12,540)          17,550           30,054

 Income taxes (tax
  benefits)                   21        (8,380)             818           10,518           (8,470)             359           10,275
                                      --------         --------         --------         --------         --------         --------

   INCOME (LOSS) AFTER
   INCOME TAXES (TAX
   BENEFITS)                            (3,406)          17,262           18,519           (4,070)          17,191           19,779

Equity in net earnings
   (losses) of
   Subsidiaries                              -                -                -              664               71           (1,260)
                                      --------         --------         --------         --------         --------         --------

   NET INCOME (LOSS) FOR
   THE YEAR                             (3,406)          17,262           18,519           (3,406)          17,262           18,519
                                      --------         --------         --------         --------         --------         --------
EARNINGS (LOSS)
PER SHARE (IN NIS)                      (3,406)          17,262           18,519           (3,406)          17,262           18,519
                                      --------         --------         --------         --------         --------         --------
NUMBER OF SHARES
USED IN COMPUTATION                      1,000            1,000            1,000            1,000            1,000            1,000
                                      --------         --------         --------         --------         --------         --------


(1)      See Note 2A.
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS in thousands)

                                                         SHARE                            RETAINED
                                                        CAPITAL          PREMIUM          EARNINGS           TOTAL
                                                        -------          -------          --------           -----
BALANCE - JANUARY 1, 2003
   (ADJUSTED AMOUNTS (2))                                     1            43,352           20,053           63,406

CHANGES DURING 2003:

   Net income for the year                                    -                 -           18,519           18,519
                                                        -------          --------         --------          -------

BALANCE - DECEMBER 31, 2003
   (ADJUSTED AMOUNTS (2))                                     1            43,352           38,572           81,925

CHANGES DURING 2004:

    Net income for the year                                   -                 -           17,262           17,262
                                                        -------          --------         --------          -------

BALANCE - DECEMBER 31, 2004
   (REPORTED AMOUNTS (2))                                     1            43,352           55,834           99,187

CHANGES DURING 2005:

   Loss for the year                                          -                 -           (3,406)          (3,406)
                                                        -------          --------         --------          -------

BALANCE - DECEMBER 31, 2005
   (REPORTED AMOUNTS (1))                                     1            43,352           52,428           95,781
                                                        -------          --------         --------          -------

(1)      See Note 2A.
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                            STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                       CONSOLIDATED                                 COMPANY
                                           -----------------------------------       -----------------------------------
                                                 YEAR ENDED DECEMBER 31,                   YEAR ENDED DECEMBER 31,
                                           -----------------------------------       -----------------------------------
                                           2 0 0 5        2 0 0 4      2 0 0 3       2 0 0 5      2 0 0 4        2 0 0 3
                                           -------       -------       -------       -------       -------       -------
                                          REPORTED       REPORTED      ADJUSTED      REPORTED     REPORTED      ADJUSTED
                                          AMOUNTS (1)    AMOUNTS (1)   AMOUNTS (2)   AMOUNTS (1)  AMOUNTS (1)   AMOUNTS (2)
                                           -------       -------       -------       -------       -------       -------
CASH FLOWS - OPERATING ACTIVITIES

Net income (loss) for the year              (3,406)       17,262        18,519        (3,406)       17,262        18,519
Adjustments to reconcile net
   income (loss) to net cash provided
   by (used in) operating activities
   (Appendix A)                            (29,625)       20,295        37,698       (28,359)       30,855        29,887
                                           -------       -------       -------       -------       -------       -------
NET CASH PROVIDED BY (USED IN)

   OPERATING ACTIVITIES                    (33,031)       37,557        56,217       (31,765)       48,117        48,406
                                           -------       -------       -------       -------       -------       -------

CASH FLOWS - INVESTING ACTIVITIES

Acquisition of fixed assets                (51,323)      (16,235)       (9,339)      (51,323)      (16,235)       (9,339)
Proceeds from sale of fixed assets             248           197           635           184            93           244
                                           -------       -------       -------       -------       -------       -------
NET CASH USED IN INVESTING
   ACTIVITIES                              (51,075)      (16,038)       (8,704)      (51,139)      (16,142)       (9,095)
                                           -------       -------       -------       -------       -------       -------

CASH FLOWS - FINANCING ACTIVITIES

Short-term bank credit, net                 87,004             -           (18)       86,990             -             -
Repayment of long-term bank  loans         (13,702)      (15,265)      (21,116)      (13,702)      (15,265)      (21,116)
Repayment of long-term capital
   notes to shareholders                         -       (27,128)      (43,790)            -       (27,128)      (43,790)
                                           -------       -------       -------       -------       -------       -------
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                     73,302       (42,393)      (64,924)       73,288       (42,393)      (64,906)
                                           -------       -------       -------       -------       -------       -------

INCREASE (DECREASE) IN

   CASH AND CASH EQUIVALENTS               (10,804)      (20,874)      (17,411)       (9,616)      (10,418)      (25,595)

CASH AND CASH EQUIVALENTS -
   BEGINNING OF YEAR                        10,804        31,678        49,089         9,616        20,034        45,629
                                           -------       -------       -------       -------       -------       -------
CASH AND CASH EQUIVALENTS -
   END OF YEAR                                   -        10,804        31,678             -         9,616        20,034
                                           -------       -------       -------       -------       -------       -------

(1)      See Note 2A.
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                     APPENDICES TO STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                            CONSOLIDATED                                COMPANY
                                                -----------------------------------       -----------------------------------
                                                      YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                                                -----------------------------------       -----------------------------------
                                                2 0 0 5       2 0 0 4        2 0 0 3      2 0 0 5       2 0 0 4       2 0 0 3
                                                -------        ------        ------       -------        ------        ------
                                               REPORTED      REPORTED       ADJUSTED      REPORTED      REPORTED      ADJUSTED
                                               AMOUNTS (1)   AMOUNTS (1)    AMOUNTS (2)   AMOUNTS (1)   AMOUNTS (1)   AMOUNTS (2)
                                                -------        ------        ------       -------        ------        ------
A.    ADJUSTMENTS TO RECONCILE NET
      INCOME  (LOSS) TO NET CASH PROVIDED
      BY (USED IN) OPERATING ACTIVITIES

      INCOME AND EXPENSES ITEMS
      NOT INVOLVING CASH FLOWS:
      Equity in net losses (earnings) of
         Subsidiaries                                 -             -             -          (664)          (71)        1,260
      Depreciation and amortization              10,722         9,118         8,626         9,617         7,885         7,252
      Deferred taxes, net                        (8,470)          823        10,438        (8,470)          359        10,275
      Increase (decrease) in liability for
         severance pay, net                         (36)          (58)           14           (36)          (58)           49
      Capital loss (gain)
         from sale of fixed assets                  (65)         (100)          215             -           (47)          118
      Effect of exchange rate and linkage
         differences of long-term bank
         loans and long-term loan to
         Subsidiary                                (738)         (195)        1,460          (739)         (195)        1,307
      Effect of exchange rate
         differences of long-term
         capital notes to shareholders            1,179           571             -         1,179           571             -

      CHANGES IN ASSETS AND LIABILITIES:
      Decrease (increase)
         in trade receivables                    (3,060)      (10,067)        7,247             -             -         2,811
      Decrease (increase)
         in other receivables                      (345)         (932)          752        (3,165)          574          (328)
      Decrease (increase)
         in inventories                         (26,468)       (1,160)       (9,533)      (30,153)        2,349         1,945
      Increase (decrease) in trade
         payables                                (4,235)         (220)       27,447         8,907         9,721         8,626
      Increase (decrease) in
         American Israeli Paper Mills
         Group, net                               4,821        16,247        (1,612)       49,685       (39,448)      (63,995)
      Increase (decrease) in Subsidiaries             -             -             -       (53,426)       48,966        61,486
      Increase (decrease) in other
         payables and accrued expenses           (2,930)        6,268        (7,356)       (1,094)          249          (919)
                                                -------        ------        ------       -------        ------        ------
                                                (29,625)       20,295        37,698       (28,359)       30,855        29,887
                                                -------        ------        ------       -------        ------        ------

B.    NON-CASH ACTIVITIES
      Acquisition of fixed
        assets on credit                          3,342           784             -         3,342           784             -
                                                -------        ------        ------       -------        ------        ------

(1)      See Note 2A.

(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

         A.       DESCRIPTION OF BUSINESS

                  Mondi Business Paper Hadera Ltd. ("the Company") was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

                  The Company is presently owned by Neusiedler AG ("NAG" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

                  In the framework of a change in the organizational structure of the Group, effective January 1, 2003, all marketing and selling activities of the Group, which until such date were performed by four Subsidiaries, were centralized to one Subsidiary with three logistic sites.

                  The financial  statements are prepared in accordance  with the
                  Israeli   Securities   Regulations   (Preparation   of  Annual
                  Financial Statements), 1993.

         B.       DEFINITIONS:

                  THE COMPANY               -   Mondi   Business  Paper  Hadera
                                                Ltd.



                  THE GROUP                 -   the     Company     and     its
                                                Subsidiaries,  a list of  which
                                                is presented in Note 7C.



                  SUBSIDIARIES              -   companies  in which the Company
                                                exercises  over  50%  ownership
                                                and   control,    directly   or
                                                indirectly, and whose financial
                                                statements       are      fully
                                                consolidated  with those of the
                                                Company.



                  RELATED  PARTIES          -   as defined by Opinion No. 29 of
                                                the   Institute   of  Certified
                                                Public Accountants in Israel.



                  INTERESTED  PARTIES       -   as  defined   in  the   Israeli
                                                Securities          Regulations
                                                (Presentation    of   Financial
                                                Statements), 1993.



                  CONTROLLING SHAREHOLDER   -   as  defined   in  the   Israeli
                                                Securities          Regulations
                                                (Presentation  of  Transactions
                                                between a  Corporation  and its
                                                Controlling  Shareholder in the
                                                Financial Statements), 1996.



                  NIS                       -   New Israeli Shekel.



                  CPI                       - the Israeli consumer price index.

                  DOLLAR                    - the U.S. dollar.

                  EURO                      - the United European currency.

                  ADJUSTED AMOUNT           - see Note 2A(1) below.

                  REPORTED AMOUNT           - see Note 2A(1) below.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

         C.       USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 19 "Income Taxex".

         A. CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN REPORTED AMOUNTS - STANDARD NO. 12

                  (1)      DEFINITIONS

                           ADJUSTED AMOUNT - historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                           REPORTED AMOUNT - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

                  (2)      GENERAL

                           In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the years ended December 31, 2004 and 2005, the Group's financial statements are prepared and presented in Reported Amounts.

                           Comparative   figures  included  in  these  financial
                           statements relating to the year ended December 31, 2003, are presented in Adjusted Amounts.

                           The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

                           The Company's condensed financial statements in nominal values, on the basis of which the Company's financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 24.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         A. CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN REPORTED AMOUNTS - STANDARD NO. 12 (cont.)

                  (3) PRINCIPLES OF ADJUSTMENT APPLICABLE FOR FINANCIAL STATEMENTS RELATING TO REPORTING PERIODS ENDED IN DECEMBER 31, 2005 AND 2004

                           a.       BALANCE SHEET ITEMS

                                    Non-monetary  items  (items  whose  balances
                                    reflect  historical  value at acquisition or
                                    upon  establishment)  are presented at their
                                    Adjusted  Amounts as of  December  31,  2003
                                    plus  additions and  dispositions  occurring
                                    subsequent  to  such  date.  Additions  made
                                    subsequent   to   December   31,   2003  and
                                    dispositions  of items added  subsequent  to
                                    such date, are presented at their historical
                                    nominal value.  Dispositions  of items added
                                    on  or  prior  to  December   31,  2003  are
                                    presented at their Adjusted Amount.

                                    Monetary  items (items whose  balance  sheet
                                    amount   reflects  their  current  value  or
                                    realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

                                    Investments in Subsidiaries are presented based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

                            b.      STATEMENT OF OPERATIONS ITEMS

                                    Income and expenses reflecting transactions,
                                    and  financial  income  and  expenses,   are
                                    presented at their nominal value.

                                    Income   and    expenses    deriving    from
                                    non-monetary  items  (mainly   depreciation,
                                    amortization and changes in inventory) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                                   The Company's share in the results of Subsidiaries is determined based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

                  (4) PRINCIPLES OF ADJUSTMENT APPLICABLE FOR FINANCIAL STATEMENTS RELATING TO REPORTING PERIOD ENDED THROUGH DECEMBER 31, 2003

                           STATEMENT OF OPERATIONS ITEMS

                           Income and expenses reflecting transactions, other than financial income and expenses, were adjusted for changes in the exchange rate of the U.S. dollar from the date of the transaction through December 31, 2003.

                           Income and expenses deriving from non-monetary items (mainly depreciation, amortization, deferred taxes and changes in inventory) were presented in a manner corresponding to the adjustment of the related balance sheet items.

                           Financing expenses, net reflect income and expenses in real terms and include exchange rate differences derived from monetary items.

                           The Company's share in the results of Subsidiaries is determined based on the adjusted financial statements of these companies.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         B.       PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries have been fully eliminated.

                  The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

                  For amortization policy of an unallocated goodwill associated with the acquisition of a Subsidiary, see H below.

         C.       CASH AND CASH EQUIVALENTS

                  Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

         D.       ALLOWANCE FOR DOUBTFUL ACCOUNTS

                  The  allowance  for  doubtful  accounts  is  computed  on  the
                  specific    identification    basis   for    accounts    whose
                  collectibility, on management's estimation, is uncertain.

         E.       INVENTORIES

                  Inventories are stated at the lower of cost or market value. Cost is determined for raw materials, auxiliary materials and finished products on the basis of weighted moving average cost per unit.

         F.       INVESTMENTS IN SUBSIDIARIES

                  Investments in Subsidiaries are presented using the equity method based on their audited financial statements. For amortization the goodwill included in an investment in a Subsidiary, see H below.

         G.       FIXED ASSETS

                  Fixed assets are presented at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

                  The annual depreciation and amortization rates are:

                                                                %
                                                            ---------
                     Leasehold improvements                     10
                     Machinery and equipment                  5-20 (mainly 5%)
                     Motor vehicles                          15-20
                     Office furniture and equipment           7-33

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         G.       FIXED ASSETS (cont.)

                  IMPAIRMENT OF LONG-LIVED ASSETS

                  Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board's Standard No. 15, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. If applicable, an impairment charge is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

         H.       OTHER ASSETS - GOODWILL

                  The unallocated excess cost of an investment in a Subsidiary over its net book value at the acquisition date reflects goodwill. The goodwill is amortized over the expected estimated economic life of the goodwill (10 years) using a straight-line method. The amortization period and method were determined following the provisions of Standard No. 20 "The amortization Period of Goodwill" which calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. Impairment examinations and recognition are performed and determined based on the accounting policy outlined in G above.

         I.       DEFERRED INCOME TAXES

                  The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized. The deferred income taxes are computed by the tax rates expected to be in effect at realization, as they are known at the balance sheet date.

                  The computation of deferred income taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future.

         J.       REVENUE RECOGNITION

                  Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured. Revenues are presented net of discounts granted. The accrual for estimated discounts granted is computed according to the provisions stipulated in the agreements, and is recorded when revenues are recognized.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         K.       SUPPLIER DISCOUNTS

                  Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group's fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to Group's purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. Management's estimate of meeting the targets is based, inter-alia, on historical experience, Group's relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

         L.       FORWARD TRANSACTIONS

                  The gain or loss of currency forward  transactions  designated
                  to  hedge   long-term   loans  from  banks  against   currency
                  fluctuations, are included in operations as incurred.

         M.       EARNINGS (LOSS) PER SHARE

                  Earnings (loss) per share is computed based on the weighted average number of paid up capital shares during the year.

         N.       EXCHANGE RATES AND LINKAGE BASIS

                  (1) Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

                  (2) Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:


                                                     REPRESENTATIVE
                                                      EXCHANGE RATE              CPI
                                                      OF THE DOLLAR         "IN RESPECT OF"
                                                       (NIS PER $1)           (IN POINTS)
                           AS OF:                      ------------           -----------
                           December 31, 2005                4.603              185.80
                           December 31, 2004                4.308              180.74
                           December 31, 2003                4.379              178.58

                           INCREASE (DECREASE)

                           DURING THE YEAR ENDED:             %                    %
                                                              -                    -
                           December 31, 2005                 6.8                  2.8
                           December 31, 2004                (1.6)                 1.2
                           December 31, 2003                (7.6)                (1.9)

                  (3) Exchange-rate differences are charged to operations as incurred.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         O.       RECENT ACCOUNTING STANDARDS

                  (1)      ACCOUNTING STANDARD NO. 21 "EARNINGS PER SHARE"

                           In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 21, "Earnings Per Share" (the "Standard"). With the initial adoption of the Standard, Opinion No. 55 of the Institute of Certified Public Accountants in Israel - Earnings per share will be cancelled. The Standard prescribes that an entity shall calculate basic earnings per share amounts for profit or loss attributable to ordinary equity holders of the entity and, if presented, profit or loss from continuing operations attributable to those equity holders. The basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period.

                           For the purpose of calculating diluted earnings per share, an entity shall adjust profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

                           The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for retrospectively and comparative Earnings per share data for prior periods shall be adjusted. The application of the Standard is not expected to materially affect the Company's Earnings per share data.

                  (2)      ACCOUNTING STANDARD NO. 22
                           "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION"

                           In July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". Financial instrument under this Standard is, in general, any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity.

                           This Standard establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in relation thereto. The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and liabilities derived from financial instruments are to be offset. The Standard requires disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. The Standard also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         O.       RECENT ACCOUNTING STANDARDS (cont.)

                  (2)      ACCOUNTING STANDARD NO. 22
                           "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" (cont.)

                           Standard No. 22 is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for prospectively. Comparative financial statements for prior periods shall not be adjusted. The Standard's effect on the Group's financial statements is not expected to be significant.

                  (3)      ACCOUNTING STANDARD NO. 24 "SHARE-BASED PAYMENT"

                           In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 "Share-Based Payment" (the "Standard"), which calls for the recognition in the financial statements of share-based payment transactions. Such transactions include transactions with employees and related parties to be settled by cash, by other assets, or by equity instruments. Consequently, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. These costs will be determined based on the fair value of the awards at each grant date. The Standard establishes guidelines for measuring each award based on the settlement terms (either by cash or equity instrument). The Standard also establishes certain disclosure requirements relating to share-based payment.

                           The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter (initial adoption is recommended). The application of the Standard is not expected to affect the Company's financial position and results of operations.

                  (4)      ACCOUNTING STANDARD NO. 25 "REVENUES"

                           In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 25, "Revenues" (the "Standard").

                           This Standard establishes the requirements for recognition criteria, measurement, disclosure and presentation of revenues arising from sale of goods, rendering of services and from the use by others of entity assets yielding interest, royalties and dividends. This Standard prescribes that revenue shall be measured at the fair value of the consideration received or receivable. The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. Assets and liabilities included in the financial statements as of December 31, 2005 in different amounts from those that would have been presented if the standard's requirements were applied will be adjusted on January 1, 2006 to the amounts to be recognized in accordance with the Standard's guidelines. The results of the initial adoption of the Standard as at January 1, 2006 shall be accounted for by the cumulative effect of a change in accounting method.

                           The company is currently evaluating the impact, if any, of the adoption of the Standard on its financial position and results of operations.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 3      -  CASH AND CASH EQUIVALENTS

                                                                  CONSOLIDATED                         COMPANY
                                                           ------------------------           -----------------------
                                                                                   DECEMBER 31,
                                                           ----------------------------------------------------------
                                                           2 0 0 5          2 0 0 4           2 0 0 5          2 0 0 4
                                                           ------            ------           ------            -----
                                                                REPORTED AMOUNTS                  REPORTED AMOUNTS
                                                           ------------------------           -----------------------
                                                                NIS IN THOUSANDS                  NIS IN THOUSANDS
                                                           ------------------------           -----------------------

              In NIS                                            -            10,215                -            9,616
              In foreign currencies
              (primarily in U.S. dollar)                        -               589                -                -
                                                           ------            ------           ------            -----
                                                                -            10,804                -            9,616
                                                           ------            ------           ------            -----


NOTE 4      -  TRADE RECEIVABLES

                                                                       CONSOLIDATED
                                                                  ----------------------
                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                  2 0 0 5        2 0 0 4
                                                                  -------        -------
                                                                      REPORTED AMOUNTS
                                                                  ----------------------
                COMPOSITION:                                          NIS IN THOUSANDS
                                                                  ----------------------
                Domestic
                  Open accounts                                   117,150        107,693
                  Checks receivable                                29,538         29,943
                                                                  -------        -------
                                                                  146,688        137,636
                                                                  -------        -------
                Foreign
                  Open accounts (primarily in u.s. dollar)          4,311            749
                  Related parties                                  12,135         21,872
                                                                  -------        -------
                                                                   16,446         22,621
                                                                  -------        -------
                                                                  163,134        160,257
               Less - allowance for doubtful accounts               2,259          2,442
                                                                  -------        -------
                                                                  160,875        157,815
                                                                  -------        -------

NOTE 5      -  OTHER RECEIVABLES

                                                        CONSOLIDATED                     COMPANY
                                                  ----------------------          ----------------------
                                                                       DECEMBER 31,
                                                  ------------------------------------------------------
                                                  2 0 0 5         2 0 0 4        2 0 0 5          2 0 0 4
                                                  ------          ------          ------          ------
                                                     REPORTED AMOUNTS                REPORTED AMOUNTS
                                                  ----------------------          ----------------------
              COMPOSITION:                           NIS IN THOUSANDS                NIS IN THOUSANDS
                                                  ----------------------          ----------------------
               Deferred taxes (Note 21D)           6,899           3,952           5,876           2,928
               Prepaid expenses                      527             842           2,161             620
               Advances to suppliers               2,642           1,133           2,640             737
               Value Added Tax                         -               -           4,065           3,636
               Income tax advances, net              207             240               -               -
               Others                                597           1,413              71             779
                                                  ------          ------          ------          ------
                                                  10,872           7,580          14,813           8,700
                                                  ------          ------          ------          ------

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6      -  INVENTORIES


                                                                         CONSOLIDATED                        COMPANY
                                                                   ------------------------          ------------------------
                                                                                          DECEMBER 31,
                                                                   ----------------------------------------------------------
                                                                   2 0 0 5          2 0 0 4          2 0 0 5          2 0 0 4
                                                                   -------          -------          -------          -------
                                                                      REPORTED AMOUNTS                   REPORTED AMOUNTS
                                                                   ------------------------          ------------------------
                                                                       NIS IN THOUSANDS                  NIS IN THOUSANDS
                                                                   ------------------------          ------------------------
               Raw and auxiliary materials                          38,134           30,098           38,134           30,098
               Finished products and goods in process (1)
                                                                    78,725           60,293           52,320           30,203
                                                                   -------          -------          -------          -------
                                                                   116,859           90,391           90,454           60,301
                                                                   -------          -------          -------          -------

               (1)Includes products in transit                         857         (*)3,812                -                -
                                                                   -------          -------          -------          -------

               The inventories are presented net of
                 provision for obsolescence                            715            1,302              418            1,200
                                                                   -------          -------          -------          -------

               (*)    Reclassified

NOTE 7      -  INVESTMENTS IN SUBSIDIARIES

                                                                                                        COMPANY
                                                                                                -------------------------
                                                                                                      DECEMBER 31,
                                                                                                -------------------------
                                                                                                2 0 0 5           2 0 0 4
                                                                                                -------           -------
                                                                                                     REPORTED AMOUNTS
                                                                                                -------------------------
             A. COMPOSITION                                                                          NIS IN THOUSANDS
                    Cost of shares                                                               4,338             4,338
                    Accumulated losses since acquisition, net                                   (1,743)           (2,405)
                                                                                                ------            ------
                                                                                                 2,595             1,933
                                                                                                ------            ------
                                                                                                      CONSOLIDATED
                                                                                                -------------------------
                                                                                                      DECEMBER 31,
                                                                                                -------------------------
                                                                                                2 0 0 5           2 0 0 4
                                                                                                -------           -------
                                                                                                    REPORTED AMOUNTS
                                                                                                -------------------------
             B. GOODWILL:                                                                           NIS IN THOUSANDS
                                                                                                -------------------------
                    Cost                                                                          6,232            6,232
                    Less - accumulated amortization                                               3,055            2,432
                                                                                                  -----            -----
                                                                                                  3,177            3,800
                                                                                                  -----            -----

             C.  CONSOLIDATED SUBSIDIARIES

The consolidated financial statements as of December 31, 2005, include the financial statements of the following Subsidiaries:

                                                                                                  OWNERSHIP AND CONTROL
                                                                                                   AS OF DECEMBER 31,
                                                                                                         2 0 0 5
                                                                                                  ---------------------
                                                                                                           %
                                                                                                  ---------------------
                     Mondi Business Paper Hadera Marketing Ltd.                                          100.00
                     Grafinir Paper Marketing Ltd.                                                       100.00
                     Yavnir (1999) Ltd.                                                                  100.00
                     Miterani Paper Marketing 2000 (1998) Ltd.                                           100.00

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 8      -  FIXED ASSETS

                                                                                              OFFICE
                                                                                            FURNITURE,
                                                      MACHINERY                             COMPUTERS
                                      LEASEHOLD          AND                 MOTOR             AND
                                    IMPROVEMENTS      EQUIPMENT            VEHICLES         EQUIPMENT          TOTAL
                                    ------------      ---------            --------         ---------          -----
                                                                 REPORTED AMOUNTS
                                   ---------------------------------------------------------------------------------
                                                                   NIS IN THOUSANDS
                                   ---------------------------------------------------------------------------------
CONSOLIDATED
------------

COST:
Balance - January 1, 2005               3,724           140,228              2,285              2,846           149,083
Changes during 2005:
   Additions                                -            53,275                348                284            53,907
   Dispositions                             -              (370)              (151)                 -              (521)
                                        -----           -------              -----              -----           -------
Balance - December 31, 2005             3,724           193,133              2,482              3,130           202,469
                                        -----           -------              -----              -----           -------

ACCUMULATED DEPRECIATION:
Balance - January 1, 2005               1,816            28,755              1,328              1,446            33,345
Changes during 2005:
   Additions                              388             8,904                380                453            10,125
   Dispositions                             -              (187)              (151)                 -              (338)
                                        -----           -------              -----              -----           -------
Balance - December 31, 2005             2,204            37,472              1,557              1,899            43,132
                                        -----           -------              -----              -----           -------

NET BOOK VALUE:
   December 31, 2005                    1,520           155,661                925              1,231           159,337
                                        -----           -------              -----              -----           -------

   December 31, 2004                    1,908           111,473                957              1,400           115,738
                                        -----           -------              -----              -----           -------

COMPANY
-------

COST:
Balance - January 1, 2005               2,651           138,904                875              1,882           144,312
Changes during 2005:
   Additions                                -            53,275                348                284            53,907
   Dispositions                             -              (339)                 -                  -              (339)
                                        -----           -------              -----              -----           -------
Balance - December 31, 2005             2,651           191,840              1,223              2,166           197,880
                                        -----           -------              -----              -----           -------

ACCUMULATED DEPRECIATION:
Balance - January 1, 2005               1,305            27,928                158                917            30,308
Changes during 2005:
   Additions                              265             8,787                215                378             9,645
   Dispositions                             -              (157)                 -                  -              (157)
                                        -----           -------              -----              -----           -------
Balance - December 31, 2005             1,570            36,558                373              1,295            39,796
                                        -----           -------              -----              -----           -------

NET BOOK VALUE:
December 31, 2005                       1,081           155,282                850                871           158,084
                                        -----           -------              -----              -----           -------
December 31, 2004                       1,346           110,976                717                965           114,004
                                        -----           -------              -----              -----           -------

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 9     -  TRADE PAYABLES

                                                                      CONSOLIDATED                          COMPANY
                                                              ----------------------------         -------------------------
                                                                                        DECEMBER 31,
                                                              --------------------------------------------------------------
                                                              2 0 0 5             2 0 0 4          2 0 0 5           2 0 0 4
                                                              -------             -------          -------           -------
                                                                    REPORTED AMOUNTS                    REPORTED AMOUNTS
                                                              ----------------------------         -------------------------
                                                                    NIS IN THOUSANDS                    NIS IN THOUSANDS
                                                              --------------------------------------------------------------
              In Israeli currency                                 27,539           22,484            21,690           20,561
              In foreign currency or linked thereto
                 (primarily in u.s. dollar)                       75,445           82,177            53,677           43,341
                                                                 -------          -------            ------           ------
                                                                 102,984          104,661            75,367           63,902
                                                                 -------          -------            ------           ------

NOTE 10 -  OTHER PAYABLES AND ACCRUED EXPENSES

                                                                      CONSOLIDATED                          COMPANY
                                                              ----------------------------         -------------------------
                                                                                        DECEMBER 31,
                                                              --------------------------------------------------------------
                                                              2 0 0 5             2 0 0 4          2 0 0 5           2 0 0 4
                                                              -------             -------          -------           -------
                                                                    REPORTED AMOUNTS                    REPORTED AMOUNTS
                                                              ----------------------------         -------------------------
                                                                    NIS IN THOUSANDS                    NIS IN THOUSANDS
                                                              --------------------------------------------------------------

              Accrued payroll and
                 related expenses                              13,772             11,703            13,772           11,703
              Value Added Tax                                   1,030              3,366                 -                -
              Advances from customers                             448                862                 -                -
              NAG - Parent Company
               (in u.s. dollar)                                 3,241              2,252                 -                -
              Interest payable                                  1,049              2,900             1,049            2,900
              Forward transaction                                   -              1,322                 -            1,322
              Other                                               662                727               565              555
                                                              -------            -------            ------           ------
                                                               20,202             23,132            15,386           16,480
                                                              -------            -------            ------           ------


NOTE 11      - LONG-TERM BANK LOANS

                                                                                                    CONSOLIDATED
                                                                                                    AND COMPANY
                                                                             INTEREST               ------------
                                                                               RATE                  DECEMBER 31,
                                                                               ----                 ------------
                                                                              % (*)             2 0 0 5        2 0 0 4
                                                                              -----             -------        -------
                                                                                                  REPORTED AMOUNTS
                                                                                                  ----------------
                A.COMPOSITION                                                                     NIS IN THOUSANDS
                                                                                                  ----------------
                     In U.S. dollar (**)                                       5.67              21,221        31,946
                     In NIS indexed to the CPI                                 6.55              16,828        19,427
                                                                                                 ------        ------
                                                                                                 38,049        51,373
                     Less - current maturities                                                   16,242        15,125
                                                                                                 ------        ------
                                                                                                 21,807        36,248
                                                                                                 ------        ------

                     (*)   Annual average interest rate as of December 31, 2005.

                     (**) As of December 31, 2005, NIS 17,078 thousand bear interest based on Libor plus + 0.5%-0.6%.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 11      -LONG-TERM BANK LOANS (cont.)

                                                                                                  CONSOLIDATED
                                                                                                  AND COMPANY
                                                                                                ----------------
                                                                                                  DECEMBER 31,
                                                                                                     2 0 0 5
                                                                                                ----------------
                                                                                                REPORTED AMOUNTS
                                                                                                ----------------
              B. MATURITIES NIS IN THOUSANDS

                    Second year - 2007                                                                11,860
                    Third year - 2008                                                                  3,912
                    Fourth year - 2009                                                                 4,040
                    Fifth year (2010) and thereafter                                                   1,995
                                                                                                      ------
                                                                                                      21,807
                                                                                                      ------


              C. According to the loan agreements with the banks, as amended in the second half of 2005, the Company is to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity (which includes capital notes to shareholders) to total assets to be no less than 23% (prior to the amendment, the required ratio under the covenant was 30%). In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part. As of December 31, 2005, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 25.11%.

              D. As to a "negative pledge agreement" signed by the Company, see Note 14B.

              E. In 2004 and 2003, the Company and its Subsidiaries entered into an agreement for a bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 122,000 thousand. Under the terms of the agreement, the credit facility has no time limit. As of the balance sheet date, the Group utilized NIS 85,887 thousand of the credit facility.

NOTE 12      -CAPITAL NOTES TO SHAREHOLDERS

               The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes. As of December 31, 2005, management intends to repay the capital note at their entirety by the end of 2006.

NOTE 13      -ACCRUED SEVERANCE PAY, NET

              Israeli law and labor agreements determine the obligations of the Group to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee's most recent monthly salary. The liability of the Group for severance pay to its permanent employees is covered by current deposits to pension and severance funds. Accumulated amounts so funded are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements. The amounts presented in the balance sheet as of December 31, 2005 reflects the severance pay liability in respect of temporary employees.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 14      -COMMITMENTS AND CONTINGENT LIABILITIES

              A.    COMMITMENTS:

                    (1) The Group is obligated to pay license fees to a shareholder - see Note 22B.

                    (2) The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from AIPM. Future minimum lease rentals as of December 31, 2005 are as follows:


                                                                              CONSOLIDATED        COMPANY
                                                                              ------------        -------
                                                                                     REPORTED AMOUNTS
                                                                              ---------------------------
                                                                                     NIS IN THOUSANDS
                                                                              ---------------------------

                           2006                                                    4,914             3,682
                           2007                                                    4,914             3,682
                           2008                                                    4,757             3,682
                           2009                                                    3,682             3,682
                                                                                  ------            ------
                                                                                  18,267            14,728
                                                                                  ------            ------


              B.     Liens

                     To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2005 is NIS 38,049 thousand), the Company entered into a "negative pledge" agreement under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

              C.     Guarantees

                     The Company from time to time and in the framework of its ongoing operations provides guarantees, the amount of which as of December, 31 2005 was NIS 8,268 thousand.

NOTE 15     - SHARE CAPITAL

              A. As of December 31, 2005 and 2004, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized - 38,000 shares; issued and paid up - 1,000 shares.

               B. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. See also
                     Note 1A.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 16     -  NET SALES


                                                       CONSOLIDATED                                    COMPANY
                                          --------------------------------------        --------------------------------------
                                                 YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Industrial operations                     460,383        471,190        453,807         462,177       482,698        462,654
Commercial operations                     202,955        214,904        186,213               -             -              -
                                          -------        -------        -------         -------       -------        -------
                                          663,338        686,094        640,020         462,177       482,698        462,654
                                          -------        -------        -------         -------       -------        -------

NOTE 17     -  COST OF SALES

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Purchases (*)                                187,618      188,013         177,176             -               -               -
Materials consumed                           306,803      297,006         271,334       306,803         297,006         271,334
Salaries and related expenses                 36,391       32,576          30,482        36,391          32,576          30,482
Subcontracting                                 5,898        5,066           4,388         5,898           5,066           4,388
Energy costs                                  54,883       45,991          43,166        54,883          45,991          43,166
Depreciation                                   9,607        7,896           7,243         9,607           7,896           7,243
Other manufacturing costs
  and expenses (including rent)               29,939       31,124          30,370        29,093          30,336          29,584
                                             -------      -------         -------       -------         -------         -------
                                             631,139      607,672         564,159       442,675         418,871         386,197

Change in finished goods ,
  goods in process, and products in
  transit.(**)                               (21,387)      (1,934)        (7,269)       (22,117)         (2,367)          5,295
                                             -------      -------         -------       -------         -------         -------
                                             609,752      605,738         556,890       420,558         416,504         391,492
                                             -------      -------         -------       -------         -------         -------

 (*) The purchases of the Group are related principally to commercial operations.

(**)   CHANGE IN RAW AND AUXILIARY MATERIALS ARE INCLUDED IN MATERIALS CONSUMED.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 18     -  SELLING EXPENSES

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------

Salaries and related expenses              17,205       17,169            16,913         17,146         17,169          16,913
Packaging and shipping to customers        16,719       16,235            14,368         16,096          15,464         13,756
Maintenance and rent                        8,237        7,973             7,641            750             313            429
Transportation expenses                     1,360        1,256             1,178          1,349           1,137            399
Advertising                                   166            -               180            166               -            180
Commissions and license fees
   to a shareholder                         1,164        2,912             1,865              -               -              -
Depreciation                                  417          552               670            417             523            653
Other                                           -           38                77              -               -              -
                                          -------      -------           -------        -------         -------        -------
                                           45,268       46,135            42,892         35,924          34,606         32,330
                                          -------      -------           -------        -------         -------        -------

NOTE 19     -  GENERAL AND ADMINISTRATIVE EXPENSES

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Salaries and related expenses                  3,863        3,811          3,821         3,863          3,811           3,821
Office maintenance                               169          187            232            -               -               -
Professional and
   management fees                             2,060        2,217          1,594         1,537          1,555           1,152
Depreciation                                      74           47             28            74             40              31
Amortization of goodwill                         623          623            623             -              -               -
Bad and doubtful debts                          (840)        (311)           679            -               -               -
Other                                          1,352        1,229          1,448         1,228          1,036             941
                                               -----        -----          -----         -----          -----             ---
                                               7,301        7,803          8,425         6,702          6,442           5,945
                                               -----        -----          -----         -----          -----           -----

NOTE 20     -  FINANCING INCOME (EXPENSES), NET

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Interest on long-term bank loans           2,486         2,573          3,254             4,935         2,573          3,254
                                          -------       ------         -------           -------       -------        -------
Erosion of monetary assets and
   liabilities, net                        5,630         2,070           (783)            4,883         1,293         (2,112)
                                          -------       ------         -------           -------       -------        -------

Forward transaction                       (1,497)        1,322             -             (1,497)        1,322              -
                                          -------       ------         -------           -------       -------        -------

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21    -  INCOME TAXES (TAXES BENEFITS)

A. The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefits the Company is entitled to under this law is accelerated depreciation rates.


                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
B.       COMPOSITION

     Current taxes                            54           81                80             -             -                 -
     Taxes in respect of prior years          36          (86)                -             -             -                 -
     Deferred taxes (E. below)            (8,470)         823            10,438        (8,470)          359            10,275
                                          ------          ---            ------        ------           ---            ------
                                          (8,380)         818            10,518        (8,470)          359            10,275
                                          ------          ---            ------        ------           ---            ------


C.       RECONCILIATION OF THE STATUTORY TAX RATE TO THE EFFECTIVE TAX RATE


                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Income (loss) before income taxes         (11,786)       18,080           29,037       (12,540)        17,550           30,054
                                          -------        ------           ------       -------         ------           ------

Statutory tax rate                             34%           35%              36%           34%            35%              36%
Tax computed by statutory tax
 rate                                      (4,007)        6,328           10,453        (4,264)         6,143           10,819

TAX INCREMENTS (SAVINGS)
  DUE TO:
Non-deductible expenses                       212           211              226             -              -               33
Non-taxable income                            (22)          (40)               -             -            (21)             (15)
Reduction in corporate tax rates -
  (E. below)                               (3,888)       (4,397)               -        (3,962)        (4,479)               -
Differences arising from

  basis of measurement (*)                   (711)       (1,198)            (161)         (244)        (1,284)            (562)

Prior years income taxes                       36           (86)               -             -              -                -
                                          -------        ------           ------       -------         ------           ------
                                           (8,380)          818           10,518        (8,470)           359           10,275
                                          -------        ------           ------       -------         ------           ------


         (*) For 2004 and 2005 - Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes;

                  For 2003 - U.S. dollar for financial reporting purposes vis-a-vis the Consumer Price Index for tax purposes.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21     -  INCOME TAXES (TAXES BENEFITS) (cont.)

D.       DEFERRED TAXES

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Balance as of beginning of year          (21,470)          (20,647)      (10,209)       (22,494)      (22,135)        (11,860)
Changes during the year                    4,582            (5,220)      (10,438)         4,508        (4,838)        (10,275)
Adjustment due to
  change in income tax rates               3,888             4,397             -          3,962         4,479               -
                                         -------           -------       -------        -------       -------         -------
  Balance as of end of year              (13,001)          (21,470)      (20,647)       (14,024)      (22,494)        (22,135)
                                         -------           -------       -------        -------       -------         -------


                                                                                CONSOLIDATED                  COMPANY
                                                                           -------------------------------------------------
                                                                                              DECEMBER 31,
                                                                           -------------------------------------------------
                                                                           2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                                           -------       -------       -------      -------
                                                                           REPORTED      REPORTED     REPORTED      REPORTED
                                                                           AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                                           -------       -------       -------      -------
                                                                              NIS IN THOUSANDS           NIS IN THOUSANDS
                                                                           ----------------------     ----------------------
     DEFERRED TAXES ARE PRESENTED IN THE
     BALANCE SHEETS AS FOLLOWS:

     Other receivables and prepayments (Note 5):

        Allowance for doubtful accounts                                        700           831            -             -
        Vacation and recreation pay                                          1,589         1,564         1,589        1,564
        Carry forward tax losses                                             4,609         1,557         4,287        1,364
                                                                           -------       -------      -------       -------
                                                                             6,899         3,952         5,876        2,928
                                                                           -------       -------      -------       -------

     Long-term liabilities:

        Depreciable fixed assets                                           (23,596)      (25,448)     (23,596)      (25,448)
        Accrued severance pay, net                                              13            26           13            26
        Less- Carry forward tax losses                                        3,683             -        3,683             -
                                                                           -------       -------      -------       -------
                                                                           (19,900)      (25,422)     (19,900)      (25,422)
                                                                           -------       -------      -------       -------
                                                                           (13,001)      (21,470)     (14,024)      (22,494)
                                                                           -------       -------      -------       -------

         For 2005 - Deferred taxes were computed at rates between 31%-25%, primarily - 25%.
         For 2004 - Deferred taxes were computed at rates between 30%-34%, primarily - 30%.
         For 2003 - Deferred taxes were computed at 36%.
         Deferred taxes are recognized in respect of all carry forward losses of the Group, see F.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21     -  INCOME TAXES (TAXES BENEFITS) (cont.)

E.       REDUCTION OF CORPORATE TAX RATES

         In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. The effect of this amendment on the Group's deferred income tax provisions is reflected by an increase of NIS 3,888 thousand in income tax benefit for the year ended December 31, 2005.

F. Carryforward tax losses of the Group and the Company are NIS 26,814 thousand and NIS 27,250 thousand as of December 31, 2005, respectively.

G. The Company and its Subsidiaries have tax assessments that are considered final through the 2000 tax year.


NOTE 22     -  RELATED PARTIES AND INTERESTED PARTIES

A.       Balances with Related Parties and Subsidiaries

                                                                                CONSOLIDATED                  COMPANY
                                                                           -------------------------------------------------
                                                                                              DECEMBER 31,
                                                                           -------------------------------------------------
                                                                           2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                                           -------       -------       -------      -------
                                                                           REPORTED      REPORTED     REPORTED      REPORTED
                                                                           AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                                           -------       -------       -------      -------
                                                                              NIS IN THOUSANDS           NIS IN THOUSANDS
                                                                           ----------------------     ----------------------
      Trade receivables - AIPM                                                  -              -       227,368       178,289
                                                                           ------         ------         ------       ------
      Trade receivables - related parties                                  12,135         21,872             -             -
                                                                           ------         ------         ------       ------
      Trade payables - AIPM                                                69,854         65,033             -             -
                                                                           ------         ------         ------       ------
      Trade payables - related parties                                      4,032          9,009       150,862       103,671
                                                                           ------         ------       --------      -------
      Other payables and accrued expenses - AIPM                            2,406          2,478         2,406         2,478
                                                                           ------         ------         ------       ------
      Other payables and accrued expenses -
           related parties                                                  3,241          2,252              -            -
                                                                           ------         ------         ------       ------
      Capital notes to shareholders                                        18,412         17,233         18,412       17,233
                                                                           ------         ------         ------       ------

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 22     -  RELATED PARTIES AND INTERESTED PARTIES (cont.)

B.       TRANSACTIONS WITH RELATED PARTIES AND SUBSIDIARIES


                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Sales to related parties                  103,196       165,596          171,131               -              -             -
                                          -------       -------          -------         -------        -------       -------
Sales to Subsidiaries                           -             -                -         462,177        482,698       462,654
                                          -------       -------          -------         -------        -------       -------
Cost of sales                             106,076       106,546           88,613          77,930         78,400        73,024
                                          -------       -------          -------         -------        -------       -------
Selling expenses, net
  (Participation in selling
  expenses, net)                            5,969         9,875            6,428            (450)         1,796        (1,909)
                                          -------       -------          -------         -------        -------       -------
General and administrative expenses         1,750         1,837            1,410           1,447          1,480         1,086
                                          -------       -------          -------         -------        -------       -------
Financing expenses (income), net            2,406         1,939           13,759           1,845          2,268           858
                                          -------       -------          -------         -------        -------       -------

C.       (1)      The Company leases its premises from AIPM and render  services
                  (including electricity, water, maintenance and professional services) under agreements, which are renewed every year.

         (2) The Group is obligated to pay commissions and license fees to NAG.

NOTE 23     -  DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.       CREDIT RISK

         The revenues of the Group's are derive from a large number of customers mainly in Israel and in Europe. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management's estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

         Cash and cash equivalents (including amounts in foreign currency) are deposited with major commercial banks in Israel.

B.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables, other current assets and long-term loans given. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities, long-term loans from banks and capital notes to shareholders. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

         The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

         The Group enters from time to time into off-balance sheet financial instruments for hedging against currency and interest-rate risks.

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 24     -  COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES
               FOR TAX PURPOSES

               A.  BALANCE SHEETS

                                                                                           COMPANY
                                                                                   -----------------------
                                                                                         DECEMBER 31,
                                                                                   -----------------------
                                                                                   2 0 0 5         2 0 0 4
                                                                                   -------         -------
                                                                                       NIS IN THOUSANDS
                                                                                   -----------------------
                   CURRENT ASSETS
                     Cash and cash equivalents                                            -          9,616
                     American Israeli Paper Mills Group, net                        231,715        178,289
                     Other receivables                                               14,869          5,772
                     Inventories                                                     90,454         60,301
                                                                                    -------        -------
                                                                                    337,038        253,978
                                                                                    -------        -------

                   LONG-TERM INVESTMENTS
                    Investments in Subsidiaries                                       1,312            648
                                                                                    -------        -------

                   FIXED ASSETS, NET                                                155,315        111,066
                                                                                    -------        -------
                   LONG -TERM ASSETS
                        Deferred Taxes                                                2,555               -
                                                                                    -------        -------
                                                                                    496,220        365,692
                                                                                    -------        -------
                   CURRENT LIABILITIES
                     Short  term bank credit                                         85,871              -
                     Current maturities of long-term bank loans                      16,242         15,125
                     Capital notes to shareholders                                   18,412              -
                     Trade payables                                                  75,367         63,902
                     Subsidiaries                                                   148,844         99,159
                     Other payables and accrued expenses                             15,386         16,480
                                                                                    -------        -------
                                                                                    360,122        194,666
                                                                                    -------        -------

                   LONG TERM LIABILITIES
                     Long-term bank loans                                            21,807         36,248
                     Capital notes to shareholders                                        -         17,233
                     Accrued severance pay, net                                          51             87
                                                                                    -------        -------
                                                                                     21,858         53,568
                                                                                    -------        -------
                   SHAREHOLDERS' EQUITY                                             114,240        117,458
                                                                                    -------        -------
                                                                                    496,220        365,692
                                                                                    -------        -------

                        MONDI BUSINESS PAPER HADERA LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 24     -  COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES
               FOR TAX PURPOSES (cont.)

B.       STATEMENT OF OPERATIONS

                                                                                        YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------
                                                                          2 0 0 5             2 0 0 4            2 0 0 3
                                                                          -------             -------            -------
                                                                                          NIS IN THOUSANDS
                                                                          ----------------------------------------------

       Net sales                                                           462,177            482,698            480,764

       Cost of sales                                                       420,394            417,831            406,930
                                                                           -------            -------            -------
           GROSS PROFIT                                                     41,783             64,867             73,834

       Selling expenses                                                     35,904             34,598             33,455

       General and administrative expenses                                   6,698              6,444              9,080
                                                                           -------            -------            -------
           OPERATING PROFIT (LOSS)                                            (819)            23,825             31,299

       Financing (expenses) income, net                                    (11,533)            (7,143)             3,152

       Other income (expenses), net                                              -                 48                (93)
                                                                           -------            -------            -------
           INCOME (LOSS) BEFORE INCOME TAX BENEFITS                        (12,352)            16,730             34,358

       Income tax benefits                                                   8,470                  -                  -
                                                                           -------            -------            -------
           INCOME (LOSS) AFTER INCOME TAX BENEFITS                          (3,882)            16,730             34,358

       Equity in net earnings (losses) of Subsidiaries                         664                272                (34)
                                                                           -------            -------            -------
           NET INCOME (LOSS) FOR THE YEAR                                   (3,218)            17,002             34,324
                                                                           -------            -------            -------


C.       STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                             SHARE                        RETAINED
                                                            CAPITAL       PREMIUM         EARNINGS         TOTAL
                                                            -------       -------         --------         -----
                                                                             NIS IN THOUSANDS
                                                            -----------------------------------------------------
         BALANCE - JANUARY 1, 2003                              1          41,125          25,006          66,132

         CHANGES DURING 2003:
            Net income for the year                             -               -          34,324          34,324
                                                                -          ------          ------         -------
         BALANCE - DECEMBER 31, 2003                            1          41,125          59,330         100,456

         CHANGES DURING 2004:
            Net income for the year                             -              -           17,002          17,002
                                                                -          ------          ------         -------
         BALANCE - DECEMBER 31, 2004                            1          41,125          76,332         117,458

         CHANGES DURING 2005:
            Loss for the year                                   -               -          (3,218)        (3,218)
                                                                -          ------          ------         -------

         BALANCE - DECEMBER 31, 2005                            1          41,125          73,114         114,240
                                                                -          ------          ------         -------

                                                                       EXHIBIT 5
                                                                       ---------







                               HOGLA-KIMBERLY LTD.
                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                               HOGLA-KIMBERLY LTD.
                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                                TABLE OF CONTENTS


                                                                                               PAGE
                                                                                               ----

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                     1

    FINANCIAL STATEMENTS:

       Balance Sheets                                                                           2

       Statements of Operations                                                                 3

       Statements of Changes in Shareholders' Equity                                            4

       Statements of Cash Flows                                                                5-6

       Notes to the Financial Statements                                                       7-35

                                                                1 Azrieli Center
                                                                  Tel Aviv 67021
                                                    P.O.B. 16593, Tel Aviv 61164
                                                                          Israel

                                                         Tel:  +972 (3) 608 5555
                                                         Fax:  +972 (3) 609 4022
                                                             info@deloitte.co.il
                                                                www.deloitte.com


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

HOGLA-KIMBERLY LTD.

We have audited the accompanying balance sheets of HOGLA-KIMBERLY LTD. ("the Company") as of December 31, 2005 and 2004, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis
- for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2005 and 2004, and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2005, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel:
March 2, 2006

                                                     HOGLA-KIMBERLY LTD.
                                                       BALANCE SHEETS
                                                     (NIS in thousands)

                                                                         CONSOLIDATED                         COMPANY
                                                                   ------------------------           -----------------------
                                                                         DECEMBER 31,                       DECEMBER 31,
                                                                   ------------------------           -----------------------
                                                   NOTE            2 0 0 5          2 0 0 4           2 0 0 5          2 0 0 4
                                                 --------          -------          -------           -------         -------
                                                                  REPORTED         REPORTED          REPORTED         REPORTED
                                                                  AMOUNTS (1)      AMOUNTS (1)       AMOUNTS (1)      AMOUNTS (1)
                                                                  -----------      -----------       -----------      -----------
CURRENT ASSETS
   Cash and cash equivalents                         3             35,551         117,364               25,831          109,717
   Trade receivables                                 4            257,899         214,389              120,427          113,448
   Other receivables                                 5             59,805          35,725               14,196           13,855
   Inventories                                       6            148,077         142,551               76,840           71,185
                                                                  -------         -------              -------          -------
                                                                  501,332         510,029              237,294          308,205
                                                                  -------         -------              -------          -------
LONG-TERM INVESTMENTS
   Long-term bank deposit                            7                  -          68,928                    -                -
   Capital note of shareholder                       8             32,770          32,770               32,770           32,770
   Investments in Subsidiaries                       9                  -              -               286,133          176,400
                                                                  -------         -------              -------          -------
                                                                   32,770         101,698              318,903          209,170
                                                                  -------         -------              -------          -------
FIXED ASSETS                                        10
   Cost                                                           542,377         507,175              419,215          406,271
   Less - accumulated depreciation                                235,144         222,256              179,400          174,306
                                                                  -------         -------              -------          -------
                                                                  307,233         284,919              239,815          231,965
                                                                  -------         -------              -------          -------
OTHER ASSETS
   Goodwill                                         9B             24,737          25,878                    -                -
   Deferred taxes                                   22             26,559          15,108                    -                -
                                                                  -------         -------              -------          -------
                                                                   51,296          40,986                    -                -
                                                                  -------         -------              -------          -------
                                                                  892,631         937,632              796,012          749,340
                                                                  -------         -------              -------          -------
CURRENT LIABILITIES
   Short-term bank credit                                          66,559          42,649                    -                -
   Current maturities of long-term bank loans       13             20,714          26,098                    -                -
   Trade payables                                   11            215,772         219,902              303,710          265,546
   Other payables and accrued expenses              12             51,920          38,720               16,115           12,249
                                                                  -------         -------              -------          -------
                                                                  354,965         327,369              319,825          277,795
                                                                  -------         -------              -------          -------
LONG-TERM LIABILITIES
   Long-term bank loans                             13                  -          81,851                    -                -
   Deferred taxes                                   22             38,566          37,388               36,003           35,013
                                                                  -------         -------              -------          -------
                                                                   38,566         119,239               36,003           35,013

COMMITMENTS AND CONTINGENT LIABILITIES              15
MINORITY INTEREST                                                  58,916          54,492                    -                -
                                                                  -------         -------              -------          -------

SHAREHOLDERS' EQUITY
   Share capital                                    16             29,038          29,038               29,038           29,038
   Capital reserves                                               180,414         180,414              180,414          180,414
   Translation adjustments relating to
       foreign held autonomous Subsidiary (2)                         618         (3,377)                  618          (3,377)
   Retained earnings                                              230,114         230,457              230,114          230,457
                                                                  -------         -------              -------          -------
                                                                  440,184         436,532              440,184          436,532
                                                                  -------         -------              -------          -------
                                                                  892,631         937,632              796,012          749,340
                                                                  -------         -------              -------          -------

         (1)      See Note 2A(1).

         (2)      See Note 2B.

------------------    ----------------------       ---------------    -------------------------
     T. DAVIS            Y.  YERUSHALMI               O. ARGOV               A. SCHOR
  Chairman of the        Vice-Chairman of          Chief Financial    Officer Chief Executive
Board of Directors    the Board of Directors

Approval date of the financial statements: March 2, 2006.

                               HOGLA-KIMBERLY LTD.
                            STATEMENTS OF OPERATIONS
                    (NIS in thousands; except per share data)


                                                          CONSOLIDATED                                    COMPANY
                                                    YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                                            -----------------------------------------     ----------------------------------------
                                   NOTE      2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5         2 0 0 4        2 0 0 3
                                   ----      -------        -------         -------        -------         -------        -------
                                             REPORTED       REPORTED        ADJUSTED      REPORTED        REPORTED       ADJUSTED
                                            AMOUNTS (1)     AMOUNTS (1)    AMOUNTS (2)    AMOUNTS (1)    AMOUNTS (1)     AMOUNTS (2)
                                            -----------     -----------    -----------    -----------    -----------     ----------
Net sales                           17        1,145,981         995,569       868,671        540,002          479,320      377,117

Cost of sales                       18          820,715         719,982       621,014        452,694          393,903      322,558
                                              ---------       ---------     ---------      ---------        ---------    ---------

    GROSS PROFIT                                325,266         275,587       247,657         87,308           85,417       54,559

Selling and marketing
   expenses                         19          202,683         193,701       130,670         13,708           15,286        7,538

General and
   administrative expenses          20           56,283          41,029        39,046          5,040            4,985        4,381
                                              ---------       ---------     ---------      ---------        ---------    ---------

    OPERATING PROFIT                             66,300          40,857        77,941         68,560           65,146       42,640

Financing income
   (expenses), net                  21              752          (1,490)        5,517             34           (4,536)     (12,268)

Other income, net                                   176             903           496            153              205          238
                                              ---------       ---------     ---------      ---------        ---------    ---------

    INCOME BEFORE INCOME
      TAXES                                      67,228          40,270        83,954         68,747           60,815       30,610

Income taxes                        22           19,527          10,244        20,566         18,895           17,627       11,775
                                              ---------       ---------     ---------      ---------        ---------    ---------
    INCOME AFTER INCOME
      TAXES                                      47,701          30,026        63,388         49,852           43,188       18,835

Equity in net earnings (losses)
   of Subsidiaries                                    -              -              -         (6,576)         (16,260)      37,418

Minority interest in
   earnings of Subsidiary                        (4,425)         (3,098)       (7,135)             -                -            -
                                              ---------       ---------     ---------      ---------        ---------    ---------
    NET INCOME FOR THE YEAR                      43,276          26,928        56,253         43,276           26,928       56,253
                                              ---------       ---------     ---------      ---------        ---------    ---------

EARNINGS PER SHARE (IN NIS)                        5.08            3.16          6.61           5.08             3.16         6.61
                                              ---------       ---------     ---------      ---------        ---------    ---------
NUMBER OF SHARES USED IN
   COMPUTATION                                8,513,473       8,513,473     8,513,473      8,513,473        8,513,473    8,513,473
                                              ---------       ---------     ---------      ---------        ---------    ---------

         (1)      See Note 2A(1).

         (2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


                                                     HOGLA-KIMBERLY LTD.
                                        STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                     (NIS in thousands)


                                                                      TRANSLATION                    DIVIDEND
                                                                      ADJUSTMENTS                    DECLARED
                                                                      RELATING TO                    AFTER
                                                                      FOREIGN HELD                   BALANCE
                                           SHARE        CAPITAL       AUTONOMOUS      RETAINED       SHEET
                                          CAPITAL      RESERVES       SUBSIDIARY      EARNINGS       DATE          TOTAL
                                          -------      --------       ----------      --------       ---------     -----
   BALANCE - JANUARY 1, 2003
     (ADJUSTED AMOUNTS (3))                28,788        156,799             -         171,141        32,843      389,571

CHANGES DURING 2003:

   Dividend paid                                                                                     (32,843)     (32,843)
   Net income for the year                                                              56,253                     56,253
                                           ------        -------        ------         -------        ------      -------
   BALANCE - DECEMBER 31, 2003
     (ADJUSTED AMOUNTS (3))                28,788        156,799              -        227,394             -      412,981

CHANGES DURING 2004:

   Distribution of bonus shares               250         23,615                       (23,865)                           -
   Translation adjustments
     relating to foreign held
     autonomous Subsidiary(2)                                           (3,377)                                   (3,377)
   Net income for the year                                                              26,928                     26,928
                                           ------        -------        ------         -------        ------      -------
   BALANCE - DECEMBER 31, 2004
     (REPORTED AMOUNTS (1))                29,038        180,414        (3,377)        230,457             -      436,532

CHANGES DURING 2005:
   Translation adjustments
     relating to foreign held
     autonomous Subsidiary (2)                                           3,995                                      3,995
   Dividend paid                                                                       (43,619)                   (43,619)
   Net income for the year                                                              43,276                     43,276
                                           ------        -------        ------         -------        ------      -------

   BALANCE - DECEMBER 31, 2005
    (REPORTED AMOUNTS (1))                 29,038        180,414           618         230,114             -      440,184
                                           ------        -------        ------         -------        ------      -------


         (1)      See Note 2A(1).
         (2)      See Note 2B.
         (3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


                                                     HOGLA-KIMBERLY LTD.
                                                  STATEMENTS OF CASH FLOWS
                                                     (NIS in thousands)

                                                            CONSOLIDATED                                COMPANY
                                                ------------------------------------     ----------------------------------------
                                                      YEAR ENDED DECEMBER 31,                   YEAR ENDED DECEMBER 31,
                                                ------------------------------------     ----------------------------------------
                                                2 0 0 5        2 0 0 4       2 0 0 3       2 0 0 5       2 0 0 4      2 0 0 3
                                                -------        -------       -------       -------       -------      -------
                                                REPORTED       REPORTED      ADJUSTED      REPORTED      REPORTED     ADJUSTED
                                               AMOUNTS (1)   AMOUNTS (1)   AMOUNTS (3)   AMOUNTS (1)   AMOUNTS (1)  AMOUNTS (3)
                                               -----------   -----------   -----------   -----------   -----------  -----------
CASH FLOWS - OPERATING ACTIVITIES
Net income                                      43,276         26,928         56,253         43,276         26,928         56,253
  Adjustments to reconcile net income to
    net cash provided by operating
    activities (Appendix A)                    (37,622)        30,683          4,190         44,953         60,934          7,188
                                              --------         ------        -------        -------         ------        -------
   NET CASH PROVIDED BY
     OPERATING ACTIVITIES                        5,654         57,611         60,443         88,229         87,862         63,441
                                              --------         ------        -------        -------         ------        -------

CASH FLOWS - INVESTING ACTIVITIES
Withdrawal of long-term bank deposit            73,648          8,138          9,195              -          8,138          9,195
Capital notes and loans to Subsidiary                -              -              -       (112,314)             -              -
Acquisition of fixed assets                    (44,634)       (25,191)       (26,953)       (16,335)       (17,490)       (20,351)
Proceeds from sale of fixed assets                 293          1,827          1,092            153            649            284
                                              --------         ------        -------        -------         ------        -------
   NET CASH PROVIDED BY (USED IN)
     INVESTING ACTIVITIES                       29,307        (15,226)       (16,666)      (128,496)        (8,703)       (10,872)
                                              --------         ------        -------        -------         ------        -------

CASH FLOWS - FINANCING ACTIVITIES
Dividend paid                                  (43,619)             -        (32,843)       (43,619)             -        (32,843)
Long-term loans received                             -         57,672         28,949              -              -              -
Repayment of long-term loans                   (94,437)       (15,162)       (24,960)             -              -              -
Short-term bank credit                          21,475         (1,087)         1,087              -         (1,087)         1,087
                                              --------         ------        -------        -------         ------        -------
   NET CASH PROVIDED BY
     (USED IN) FINANCING ACTIVITIES           (116,581)        41,423        (27,767)       (43,619)        (1,087)       (31,756)
                                              --------         ------        -------        -------         ------        -------

TRANSLATION ADJUSTMENTS OF CASH
  AND CASH EQUIVALENTS OF FOREIGN
  HELD AUTONOMOUS SUBSIDIARY (2)                  (193)        (3,784)             -              -              -              -
                                              --------         ------        -------        -------         ------        -------

INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                            (81,813)        80,024         16,010        (83,886)        78,072         20,813

CASH AND CASH EQUIVALENTS -
   BEGINNING OF YEAR                           117,364         37,340         21,330        109,717         31,645         10,832
                                              --------         ------        -------        -------         ------        -------

CASH AND CASH EQUIVALENTS -
   END OF YEAR                                  35,551        117,364         37,340         25,831        109,717         31,645
                                              --------         ------        -------        -------         ------        -------

         (1)      See Note 2A(1).
         (2)      See Note 2B.
         (3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


                                                     HOGLA-KIMBERLY LTD.
                                           APPENDICES TO STATEMENTS OF CASH FLOWS
                                                     (NIS in thousands)

                                                          CONSOLIDATED                                     COMPANY
                                              ------------------------------------          ---------------------------------------
                                                    YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                              ------------------------------------          ---------------------------------------
                                              2 0 0 5        2 0 0 4       2 0 0 3            2 0 0 5       2 0 0 4      2 0 0 3
                                              -------        -------       -------            -------       -------      -------
                                              REPORTED       REPORTED      ADJUSTED           REPORTED      REPORTED     ADJUSTED
                                             AMOUNTS (1)   AMOUNTS (1)   AMOUNTS (2)        AMOUNTS (1)   AMOUNTS (1)  AMOUNTS (2)
                                             -----------   -----------   -----------        -----------   -----------  -----------
A    ADJUSTMENTS  TO  RECONCILE  NET
     INCOME TO NET CASH  PROVIDED  BY
     OPERATING ACTIVITIES

INCOME AND EXPENSES ITEMS
   NOT INVOLVING CASH FLOWS:
   Minority interest in earnings of
     Subsidiary                                4,424           3,098           7,135              -               -               -
   Equity in net losses (earnings) of
     Subsidiaries                                  -               -                          6,576          16,260         (37,418)
   Depreciation and amortization              25,162          23,468          25,213         15,606          14,702          14,789
   Deferred taxes, net                       (12,740)         (5,011)          8,251          1,029           8,512          10,417
    Gain from sale of fixed assets              (293)         (1,162)           (482)          (153)           (205)           (208)
   Effect of exchange rate
     differences, net                             20          (1,901)         (2,266)             -            (258)         (2,476)

CHANGES IN ASSETS AND
   IABILITIES:
   Decrease (increase) in trade
     receivables                             (41,401)         15,763         (47,933)         1,733           1,799          (4,930)
   Increase in other receivables             (18,974)        (20,938)         (2,115)          (380)         (6,211)         (1,431)
   Increase in inventories                    (2,357)        (46,919)         (6,237)        (5,655)        (12,646)        (16,247)
   Increase in trade payables                  6,167          49,624          27,544          9,936           8,392          13,628
   Net change in balances with
     related parties                         (10,515)         13,591         (10,050)        12,395          28,985          42,067
   Increase (decrease) in other
     payables and accrued expenses            12,885           1,070           5,130          3,866           1,604         (11,003)
                                             -------          ------           -----         ------          ------           -----
                                             (37,622)         30,683           4,190         44,953          60,934           7,188
                                             -------          ------           -----         ------          ------           -----
B    NON-CASH ACTIVITIES

     Acquisition of fixed assets on credit    37,617          18,470           8,661          7,121          11,619           8,460
                                             -------          ------           -----         ------          ------           -----

         (1)      See Note 2A(1).

         (2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1      -  GENERAL



A.       DESCRIPTION

         Hogla Kimberly Ltd. ("the Company") and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company's results of operations are affected by transactions with shareholders and affiliated companies (see Note 23).

         The  Company is owned by  Kimberly  Clark  Corp.  ("KC" or the  "Parent
         Company")  (50.1%)  and  American-Israeli  Paper  Mills  Ltd.  ("AIPM")
         (49.9%).

B.       DEFINITIONS:

                  THE COMPANY              -    Hogla-Kimberly Ltd.

                  THE GROUP                -    the      Company     and     its
                                                Subsidiaries, a list of which is
                                                presented in Note 9D.

                  SUBSIDIARIES             -    companies  in which the  Company
                                                exercises over 50% ownership and
                                                control, directly or indirectly,
                                                and whose  financial  statements
                                                are  fully   consolidated   with
                                                those of the Company.

                  RELATED PARTIES          -    as defined by Opinion  No. 29 of
                                                the   Institute   of   Certified
                                                Public Accountants in Israel.

                  INTERESTED PARTIES       -    as   defined   by  the   Israeli
                                                Securities           Regulations
                                                (Preparation     of    Financial
                                                Statements), 1993.

                  CONTROLLING SHAREHOLDER  -    as   defined   by  the   Israeli
                                                Securities           Regulations
                                                (Presentation   of  Transactions
                                                between  a  Corporation  and its
                                                Controlling  Shareholder  in the
                                                Financial Statements), 1996.

                  NIS                      -    New Israeli Shekel.

                  CPI                      -    the   Israeli   consumer   price
                                                index.

                  DOLLAR                   -    the U.S. dollar.

                  ADJUSTED AMOUNT          -    see Note 2A(1) below.

                  REPORTED AMOUNT          -    see Note 2A(1) below.

C.       USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

D. The financial statements of the Company are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2      -  SIGNIFICANT ACCOUNTING POLICIES

         The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 19 "Income Taxes".

A. CESSATION OF FINANCIAL STATEMENTS ADJUSTMENT AND CHANGE TO REPORTING IN REPORTED AMOUNTS - STANDARD NO. 12

         (1)      DEFINITIONS

                  ADJUSTED AMOUNT - historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                  REPORTED AMOUNT - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

         (2)      GENERAL

                  In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect.
                  Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including each of the years ended December 31, 2004, and 2005 the Group's financial statements are prepared and presented in Reported Amounts.

                  Comparative figures included in these financial statements relating to the year ended December 31, 2003 are presented in Adjusted Amounts.

                  The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

                  The Company's condensed financial information in nominal values, on the basis of which the Company's financial statements in Reported Amounts and Adjusted Amounts were prepared, are presented in Note 25.

         (3) PRINCIPLES OF ADJUSTMENT APPLICABLE FOR FINANCIAL STATEMENTS RELATING TO REPORTING PERIODS ENDED IN DECEMBER 31, 2005 AND 2004

         a.       BALANCE SHEET ITEMS

                  Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2      -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

A. CESSATION OF FINANCIAL STATEMENTS ADJUSTMENT AND CHANGE TO REPORTING IN REPORTED AMOUNTS - STANDARD NO. 12 (cont.)

         (3) PRINCIPLES OF ADJUSTMENT APPLICABLE FOR FINANCIAL STATEMENTS RELATING TO REPORTING PERIODS ENDED IN DECEMBER 31, 2005 AND 2004 (cont.)

                  A.       BALANCE SHEET ITEMS (cont.)

                           Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

                           Investments in Subsidiaries and minority interest are presented based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

                  B.       STATEMENT OF OPERATIONS ITEMS

                           Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

                           Income and expenses deriving from non-monetary items (mainly depreciation and amortization) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                           The Company's share and minority interest in the results of Subsidiaries are determined based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

         (4) PRINCIPLES OF ADJUSTMENT APPLICABLE FOR FINANCIAL STATEMENTS RELATING TO REPORTING PERIODS ENDED THROUGH DECEMBER 31, 2003

                  STATEMENT OF OPERATIONS ITEMS

                  Income and expenses reflecting transactions, other than financial income and expenses, were adjusted for changes in the exchange rate of the U.S. dollar from the date of the transaction to the December 31,2003.

                  Income and expenses arising from non-monetary items (mainly depreciation, amortization, deferred taxes and changes in inventory) were adjusted in a manner corresponding to the adjustment of the related balance sheet items.

                  Financing income (expenses), net reflect income and expenses in real terms and include exchange rate differences derived from monetary item.

                  The Company's share and the minority interest in the results of Subsidiaries were determined based on the dollar adjusted financial statements of these companies.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2      -  SIGNIFICANT ACCOUNTING POLICIES (cont.)


B.       TRANSLATION OF FOREIGN OPERATIONS'  FINANCIAL STATEMENTS - STANDARD
         NO. 13

         In January 2004, Israeli Accounting Standard No. 13 "Effect of Changes in Foreign Exchange Rates" came into effect. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign entity, for inclusion in the financial statements of the reporting company. Standard No. 13 supersedes Clarifications No. 8 and 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were nullified on the date on which Accounting Standard No. 12 came into effect, as described in A above.

         (1) PRINCIPLES OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN HELD AUTONOMOUS SUBSIDIARY APPLICABLE FOR FINANCIAL STATEMENTS RELATING TO REPORTING PERIODS ENDED IN DECEMBER 31, 2005 AND 2004

                  o Monetary and non-monetary assets and liabilities of the foreign entity are translated at the closing rate.

                  o Statement of operations items and cash flow items of the foreign entity are translated, in general, by the average exchange rate for the reporting period, rather than by the closing rate as was previously required under the applicable accounting literature prior to the date in which Standard No. 13 came into effect (January 1, 2004).

                  o All differences resulting from the translation of the foreign entity's financial statements by the method described above, are included in a separate component of shareholders' equity as "Translation adjustments relating to foreign held autonomous Subsidiary".

                  o Following the implementation of Standard No. 13, commencing January 2004 goodwill derived from an investment made in another entity is to be treated as one of that entity's assets. Accordingly, the goodwill associated with the Group's investment in Ovisan (a Subsidiary located in Turkey) is translated to NIS at the closing rate, rather than at the exchange rate at the date in which said investment was made, as was previously required under the applicable accounting literature in effect through December 31, 2003.

         (2) PRINCIPLES OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN HELD AUTONOMOUS SUBSIDIARY APPLICABLE FOR FINANCIAL STATEMENTS RELATING TO REPORTING PERIODS ENDED IN DECEMBER 31, 2003

                  The financial statements of Subsidiaries operating abroad were prepared in U.S. dollars and translated into NIS based on the exchange rate of the U.S. dollar as of the balance sheet date.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2      -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.       PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include consolidation of the financial statements of the Company and all its Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries and the Company have been fully eliminated.

         The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

         The excess cost of an investment in a Subsidiary in Turkey over the net book value upon acquisition of that Subsidiary is allocated to fixed assets and is amortized at the rate applicable to those assets, or upon their realization. The unallocated excess cost reflects goodwill, which is presented in the consolidated balance sheet as "other assets" and amortized by the straight-line method over 15 years due to the unique economic conditions relating to that Subsidiary and the expected economic benefit period from its acquisition. See also I below.

D.       CASH AND CASH EQUIVALENTS

         Cash  and  cash  equivalents  include  bank  deposits,   available  for
         immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

E.       ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The allowance for doubtful accounts is generally computed as percentage from the relevant balances, on the basis of historical experience, with the addition of a specific provision in respect of accounts, which on management estimate are doubtful of collection.

F.       INVENTORIES

         Inventories are presented at the lower of cost or market value, with cost determined as follows:

         Finished products             -    Based on actual production cost.
         Raw, auxiliary
         materials and other           -    Based on moving-average basis.

G.       INVESTMENTS IN SUBSIDIARIES

         Investments in Subsidiaries are presented using the equity method based on their audited financial statements. In relation to excess cost of investment in Subsidiary in Turkey, see C above.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2      -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.       FIXED ASSETS

         Fixed assets are presented at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

         The annual depreciation and amortization rates are:     %
                                                               ------

                  Buildings                                     2-4
                  Leasehold improvements                       10-25
                  Machinery and equipment                      5-10
                  Motor vehicles                               15-20
                  Office furniture and equipment               6-33

         IMPAIRMENT OF LONG-LIVED ASSETS

         Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to Standard No. 15 of the Israeli Accounting Standards Board, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. If applicable, an impairment charge is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

I.       OTHER ASSETS - GOODWILL

         Goodwill derived from the acquisition of Subsidiary in Turkey is amortized based on the straight line method over 15 years (see also C above). The amortization period and method were determined following the provisions of Standard No. 20 "The amortization Period of Goodwill" which calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. Impairment examinations and recognition are performed and determined based on the accounting policy outlined in H above.

J.       SUPPLIER DISCOUNTS

         Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group's fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to the Group's purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. The estimate of meeting the targets is based, inter-alia, on historical experience, Group's relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2      -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.       DEFERRED INCOME TAXES

         The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including those that result from depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized in the foreseeable future. The deferred income taxes are computed using the tax rates expected to be in effect at realization according to tax laws that have been substantively enacted by the balance sheet date.

         The computation of deferred income taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future. Moreover, the computation also excludes deferred taxes in respect of dividend distributions within the Group for cases in which such dividend distributions are expected to be tax-exempt.

L.       DIVIDENDS

         Dividends proposed or declared subsequent to the balance-sheet date, but prior to the financial statements approval date, are presented as a separate component of shareholders' equity.

M.       REVENUE RECOGNITION

         Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured.

         Revenues are presented net of sales incentives, primarily: bonuses granted to chains as a percentage of their purchases (target bonus); volume discounts; and coupons distributed to customers entitling price discounts.

         An accrual for estimated returns and sales incentives, computed primarily on the basis of historical experience, is recorded at the time revenues are recognized and deducted from revenues.

N.       EARNINGS PER SHARE

         Earnings per share are computed based on the weighted average number of shares outstanding during the year.

O.       EXCHANGE RATES AND LINKAGE BASIS

         (1) Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

         (2)      Exchange-rate   differences   are  charged  to  operations  as
                  incurred.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2      -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.       EXCHANGE RATES AND LINKAGE BASIS (cont.)

         (3) Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the CPI:

                                                           REPRESENTATIVE        TURKISH LIRA EXCHANGE        CPI
                                                              EXCHANGE             RATE VIS-A-VIS THE     "IN RESPECT
                                                         RATE OF THE DOLLAR           U.S. DOLLAR             OF"
                                                            (NIS PER $1)             (TL'000 PER $1)      (IN POINTS)
                                                            ------------             ---------------      -----------
                  December 31, 2005                             4.603                  1,351              185.05
                  December 31, 2004                             4.308                  1,352              180.74
                  December 31, 2003                             4.379                  1,393              178.58



                  INCREASE (DECREASE)

                  DURING THE YEAR ENDED:                           %                      %                 %
                                                                  ---                    ---               ---
                  December 31, 2005                               6.8                      -                 2.4
                  December 31, 2004                              (1.6)                  (2.9)                1.2
                  December 31, 2003

                                                                 (7.6)                 (15.0)               (1.9)

P.       RECENT ACCOUNTING STANDARDS

         (1) ACCOUNTING STANDARD NO.22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION"

                  In July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22, "Financial
                  Instruments: Disclosure and Presentation". Financial instrument under this Standard is, in general, any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity.

                  This Standard establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in relation thereto. The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and liabilities derived from financial instruments are to be offset. The Standard requires disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. The Standard also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

                  Standard No. 22 is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for prospectively. Comparative financial statements for prior periods shall not be adjusted. The Standard's effect on the Group's financial position and results of operations is not expected to be significant.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2      -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.       RECENT ACCOUNTING STANDARDS (cont.)

         (2)      ACCOUNTING STANDARD NO.24 "STOCK-BASED COMPENSATION"

                  In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 "Share-Based Payment" (the "Standard"), which calls for the recognition in the financial statements of share-based payment transactions. Such transactions include transactions with employees and related parties to be settled by cash, by other assets, or by equity instruments. Consequently, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. These costs will be determined based on the fair value of the awards at each grant date. The Standard establishes guidelines for measuring each award based on the settlement terms (either by cash or equity instrument). The Standard also establishes certain disclosure requirements relating to share-based payment.

                  The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter (initial adoption is recommended). The application of the Standard is not expected to affect the Company's financial position and results of operations.

         (3)      ACCOUNTING STANDARD NO. 21 "EARNINGS PER SHARE"

                  In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 21, "Earnings Per Share" (the "Standard"). With the initial adoption of the Standard, Opinion No. 55 of the Institute of Certified Public Accountants in Israel - Earnings per share will be cancelled. The Standard prescribes that an entity shall calculate basic earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. The basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period.

                  For the purpose of calculating diluted earnings per share, an entity shall adjust profit or loss attributable to ordinary equity holders of the parent entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

                  The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for retrospectively and comparative Earnings per share data for prior periods shall be adjusted. The application of the Standard is not expected to materially affect the Company's Earnings per share data.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2      -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.       RECENT ACCOUNTING STANDARDS (cont.)

         (4)      ACCOUNTING STANDARD NO. 25 "REVENUES"

                  In February  2006,  the  Israeli  Accounting  Standards  Board
                  approved   for   publication   Accounting   Standard  No.  25,
                  "Revenues" (the "Standard").

                  This Standard establishes the requirements for recognition criteria, measurement, disclosure and presentation of revenues arising from sale of goods, rendering of services and from the use by others of entity assets yielding interest, royalties and dividends. This Standard prescribes that revenue shall be measured at the fair value of the consideration received or receivable.

                  The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. Assets and liabilities included in the financial statements as of December 31, 2005 in different amounts from those that would have been presented if the standard's requirements were applied will be adjusted on January 1, 2006 to the amounts to be recognized in accordance with the Standard's guidelines. The results of the initial adoption of the Standard as at January 1, 2006 shall be accounted for by the cumulative effect of a change in accounting method.

                  The company is currently evaluating the impact, if any, of the adoption of the Standard on its financial position and results of operations.

NOTE 3      -  CASH AND CASH EQUIVALENTS


                                                                        CONSOLIDATED                  COMPANY
                                                                   -------------------------------------------------
                                                                                      DECEMBER 31,
                                                                   -------------------------------------------------
                                                                   2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                                   -------       -------       -------      -------
                                                                   REPORTED      REPORTED     REPORTED      REPORTED
                                                                   AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                                   -------       -------       -------      -------
                                                                      NIS IN THOUSANDS           NIS IN THOUSANDS
                                                                   ----------------------     ----------------------
               In NIS                                                1,086           875            20          589
               In foreign currencies
                 (Primarily the U.S. dollar)                        34,465       116,489        25,811      109,128
                                                                    ------       -------        ------      -------
                                                                    35,551       117,364        25,831      109,717
                                                                    ------       -------        ------      -------

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 4      -  TRADE RECEIVABLES

                                                                        CONSOLIDATED                  COMPANY
                                                                   -------------------------------------------------
                                                                                      DECEMBER 31,
                                                                   -------------------------------------------------
                                                                   2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                                   -------       -------       -------      -------
                                                                   REPORTED      REPORTED     REPORTED      REPORTED
                                                                   AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                                   -------       -------       -------      -------
                                                                      NIS IN THOUSANDS           NIS IN THOUSANDS
                                                                   ----------------------     ----------------------
               Domestic   -  Open accounts                         184,952       159,693            34            -
                          -  Checks receivable                      36,077        33,013            35            -
                          -  Related parties (*)                       782           598       118,302       91,023
                                                                   -------       -------       -------      -------
                                                                   221,811       193,304       118,371       91,023
                                                                   -------       -------       -------      -------

               Foreign    -  Open accounts                          54,364        25,971         2,056        3,900
                          -  Related parties                           668           775             -       18,567
                                                                   -------       -------       -------      -------
                                                                    55,032        26,746         2,056       22,467
                                                                   -------       -------       -------      -------

               Less - allowance for doubtful accounts              276,843       220,050       120,427      113,490
                                                                    18,944         5,661             -           42
                                                                   -------       -------       -------      -------
                                                                   257,899       214,389       120,427      113,448
                                                                   -------       -------       -------      -------


         (*) Balances with Israeli related parties are linked to the CPI and bear 4% annual interest

         The Company's products are marketed principally by its Subsidiaries.

NOTE 5      -  OTHER RECEIVABLES

                                                                        CONSOLIDATED                  COMPANY
                                                                   -------------------------------------------------
                                                                                      DECEMBER 31,
                                                                   -------------------------------------------------
                                                                   2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                                   -------       -------       -------      -------
                                                                   REPORTED      REPORTED     REPORTED      REPORTED
                                                                   AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                                   -------       -------       -------      -------
                                                                      NIS IN THOUSANDS           NIS IN THOUSANDS
                                                                   ----------------------     ----------------------
               Deferred taxes (Note 22D)                             8,207         4,611         1,493        1,532
               Prepaid expenses                                      1,775         2,175         1,446        1,429
               Advances to suppliers                                 7,549           615             -          411
               Value Added Taxes                                    24,345        15,970             -           -
               Income tax advances, net                             16,230        10,973        10,906       10,134
               Loans to employees                                      509           600           245          232
               Other                                                 1,190           781           106          117
                                                                    ------        ------        ------       ------
                                                                    59,805        35,725        14,196       13,855
                                                                    ------        ------        ------       ------

NOTE 6      -  INVENTORIES

                                                                        CONSOLIDATED                  COMPANY
                                                                   -------------------------------------------------
                                                                                      DECEMBER 31,
                                                                   -------------------------------------------------
                                                                   2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                                   -------       -------       -------      -------
                                                                   REPORTED      REPORTED     REPORTED      REPORTED
                                                                   AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                                   -------       -------       -------      -------
                                                                      NIS IN THOUSANDS           NIS IN THOUSANDS
                                                                   ----------------------     ----------------------
              Raw and auxiliary materials                           71,426        67,765        39,453       37,710
              Finished goods                                        57,741        56,872        19,499       18,729
              Spare parts and other                                 18,910        17,914        17,888       14,746
                                                                   -------       -------        ------       ------
                                                                   148,077       142,551        76,840       71,185
                                                                   -------       -------        ------       ------

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7     -  LONG-TERM BANK DEPOSIT

         The US dollar linked deposit was held as collateral for long-term loan received by Subsidiary (see Note 15C) that was fully repaid on December 30, 2005. Consequently, the Group withdrew the deposit at the same time.

NOTE 8     -  CAPITAL NOTE OF SHAREHOLDER

         The capital note of AIPM, denominated in NIS, is not linked and does not bear interest. Repayment date will be mutually agreed upon.

NOTE 9     -  INVESTMENTS IN SUBSIDIARIES


                                                                                           COMPANY
                                                                                   -----------------------
                                                                                         DECEMBER 31,
                                                                                   -----------------------
                                                                                   2 0 0 5         2 0 0 4
                                                                                   -------         -------
                                                                                       NIS IN THOUSANDS
                                                                                   -----------------------
A.       COMPOSITION

                  Cost of shares                                                       972            972
                  Equity in post-acquisition earnings, net                         168,024        174,600
                  Translation adjustments relating to
                    foreign held autonomous Subsidiary                              (2,179)        (3,377)
                                                                                   -------       --------
                                                                                   166,817        172,195
                                                                                   -------       --------

                  Long-term loans (1)                                               46,114              -
                  Capital notes (2)                                                 70,405          4,205
                  Translation adjustments on loans and capital notes                 2,797              -
                                                                                   -------       --------
                                                                                   119,316          4,205
                                                                                   -------       --------
                                                                                   286,133        176,400
                                                                                   -------       --------

                  (1)      Non-interest  bearing  loans,  denominated in Turkish
                           Lira, with all principle to be repaid in 2025. See also C below.

                  (2) Non-interest bearing capital notes, denominated in U.S. dollar. Repayment dates have not yet been determined. See also C below.


                                                                                         CONSOLIDATED
                                                                                   -----------------------
                                                                                         DECEMBER 31,
                                                                                   -----------------------
                                                                                   2 0 0 5         2 0 0 4
                                                                                   -------         -------
                                                                                       NIS IN THOUSANDS
                                                                                   -----------------------
B.       GOODWILL (SEE NOTE 2C ABOVE)

                     Cost                                                           44,927         44,927
                     Translation adjustments                                        (1,272)        (4,068)
                                                                                   -------       --------
                                                                                    43,655         40,859
                     Less - accumulated amortization                                18,918         14,981
                                                                                   -------       --------
                                                                                    24,737         25,878
                                                                                   -------       --------

C. INVESTMENT IN KIMBERLI CLARK TUKETIM MALLARI SANAYI VE TICARET A.(S). ("KCTR") (FORMERLY: OVISAN)

         As of December 31, 2005, the Group's investment in KCTR (a Turkish Subsidiary) amounted to NIS 4,358 thousand (including goodwill - see above). In the recent years KCTR incurred significant losses from operations.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 9     -  INVESTMENTS IN SUBSIDIARIES (cont.)

C. INVESTMENT IN KIMBERLI CLARK TUKETIM MALLARI SANAYI VE TICARET A.(S). ("KCTR") (FORMERLY: OVISAN) (cont.)

         In addition to the NIS 116.5 million the Company provided KCTR in 2005 for the continuation of its on going operations, the Company has committed to financially support KCTR in 2006. Such finance support may be granted to KCTR either by cash injection, long-term loans, or guaranteed if required so by banks according to the financing needs of KCTR. The ability of KCTR to continue as a stand-alone business unit depends significantly on the occurrence of its multiple-year working plan and on said financial support by the Company.

D.       CONSOLIDATED SUBSIDIARIES

         The consolidated financial statements as of December 31, 2005, include the financial statements of the following Subsidiaries:

                                                                                                  OWNERSHIP AND
                                                                                                  CONTROL AS OF
                                                                                                   DECEMBER 31,
                                                                                                       2005
                                                                                                  -------------
                                                                                                        %
                                                                                                  -------------
                     Rakefet Marketing and Trade Services Ltd. ("Rakefet")                          (*)  79.7
                        SUBSIDIARIES OF RAKEFET:

                            Hogla-Kimberly Marketing Ltd. ("Marketing")                            (**)  99.5
                            Shikma Ltd. ("Shikma")                                                 (**)  99.0
                                 SUBSIDIARY OF SHIKMA
                                    Kimberli Clark Tuketim Mallari Sanayi                               100.0
                                       Ve Ticaret A.(S). ("KCTR")
                     Mollet Marketing Ltd. ("Mollet")                                                   100.0
                     H-K Overseas (Holland) B.V.                                                        100.0
                        SUBSIDIARY OF H-K OVERSEAS (HOLLAND) B.V.:

                            Hogla-Kimberly Holding Anonim Sirketi (***)                                 100.0

         (*) The remaining ownership and control of Rakefet are held by AIPM Group (10.1%) and by KC (10.2%).

         (**) The remaining ownership and control of Marketing and Shikma are held by the Company.

         (***) During the year ended December 31, 2005 the company was dormant.

E.       SUPPLEMENTAL DATA

         On December 30, 2005, H-K Overseas (Holland) B.V sold the entirety of its holdings in KCTR to Shikma Ltd. in consideration for NIS 70,826.
         The consideration amount was determined based on an independent appraisal, and reflects a fair value of the transaction.

         In December 2005, the Company filed a request with the Israeli Tax Authority for the merger of Rakefet and Shikma into the Company. According to the merger request, the assets and liabilities of Shikma and Rakefet will be merged into those of the Company, and the Company will issue shares to its shareholders, KC and AIPM, in respect of their holdings in Rakefet. As of the approval date of the financial statements, the Company's request has not yet been approved by the Israeli Tax Authority.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 10 -  FIXED ASSETS


                                                                                                          OFFICE
                                                                            MACHINERY                   FURNITURE
                                                          LEASEHOLD            AND          MOTOR          AND
        CONSOLIDATED                  BUILDINGS (1)      IMPROVEMENTS       EQUIPMENT      VEHICLES     EQUIPMENT      TOTAL (2)
        ------------                  -------------      ------------       ---------      --------     ---------      ---------
COST:                                                            NIS IN THOUSANDS; REPORTED AMOUNTS
                                      ------------------------------------------------------------------------------------------
BALANCE - JANUARY 1, 2005                56,884              9,713           412,663        14,029         13,886      507,175
Changes during 2005:
   Additions                                815              1,189            37,090           921          1,527       41,541
   Dispositions                              -                  -            (10,066)         (768)             -      (10,834)
   Foreign currency
      translation adjustments             2,139                 22             2,002           130            202        4,495
                                         ------              -----           -------         -----          -----      -------
BALANCE - DECEMBER 31, 2005              59,838             10,924           441,711        14,312         15,592      542,377
                                         ------              -----           -------         -----          -----      -------

ACCUMULATED DEPRECIATION:

BALANCE - JANUARY 1, 2005                17,821              4,809           178,265        11,726          9,635      222,256
Changes during 2005:
   Additions                              1,074                573            17,792         1,405          1,495       22,317
   Dispositions                               -                  -           (10,066)         (768)             -     (10,834)
   Foreign currency
     translation adjustments                299                  -               879           119             86        1,383
                                         ------              -----           -------         -----          -----      -------
BALANCE - DECEMBER 31, 2005              19,194              5,383           186,848        12,482         11,237      235,144
                                         ------              -----           -------         -----          -----      -------

NET BOOK VALUE:

December 31, 2005                        40,644              5,541           254,863         1,830          4,355      307,233
                                         ------              -----           -------         -----          -----      -------
December 31, 2004                        40,247              3,441           235,674         2,313          3,244      284,919
                                         ------              -----           -------         -----          -----      -------


             COMPANY

COST:

BALANCE - JANUARY 1, 2005                25,291              7,611           367,247         2,325          3,797      406,271
Changes during 2005:

   Additions                                  -                 59            22,672           421            304       23,456
   Dispositions                               -                  -           (10,066)         (446)             -      (10,512)
                                         ------              -----           -------         -----          -----      -------
BALANCE - DECEMBER 31, 2005              25,291              7,670           379,853         2,300          4,101      419,215
                                         ------              -----           -------         -----          -----      -------

ACCUMULATED DEPRECIATION:

BALANCE - JANUARY 1, 2005                12,763              4,074           152,372         2,221          2,876      174,306
Changes during 2005:
   Additions                                473                274            14,569            35            255       15,606
   Dispositions                               -                  -           (10,066)         (446)             -      (10,512)
                                         ------              -----           -------         -----          -----      -------

BALANCE - DECEMBER 31, 2005              13,236              4,348           156,875         1,810          3,131      179,400
                                         ------              -----           -------         -----          -----      -------

NET BOOK VALUE:
December 31, 2005                        12,055              3,322           222,978           490            970      239,815
                                         ------              -----           -------         -----          -----      -------
December 31, 2004                        12,528              3,537           214,875           104            921      231,965
                                         ------              -----           -------         -----          -----      -------

         (1) Company - leasehold improvements of industrial buildings on lands leased by the Company from AIPM (until 2005). The lease agreements are renewed annually.

         (2) The majority of the Group's fixed assets are located in Israel with the remaining located in Turkey.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 11     -  TRADE PAYABLES

                                                                    CONSOLIDATED                  COMPANY
                                                               -------------------------------------------------
                                                                                  DECEMBER 31,
                                                               -------------------------------------------------
                                                               2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                               -------       -------       -------      -------
                                                               REPORTED      REPORTED     REPORTED      REPORTED
                                                               AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                               -------       -------       -------      -------
                                                                  NIS IN THOUSANDS           NIS IN THOUSANDS
                                                               ----------------------     ----------------------
              In Israeli currency:
                  Open accounts                                 114,140       94,218        51,292         38,567
                  Related parties                                19,690       23,124       205,037        184,476
              In foreign currency:
                  Open accounts                                  71,935       86,719        42,177         37,845
                  Related parties                                10,007       15,931         5,204          4,658
                                                                -------      -------       -------        -------
                                                                215,772      219,902       303,710        265,546
                                                                -------      -------       -------        -------

NOTE 12     -  OTHER PAYABLES AND ACCRUED EXPENSES

                                                                    CONSOLIDATED                  COMPANY
                                                               -------------------------------------------------
                                                                                  DECEMBER 31,
                                                               -------------------------------------------------
                                                               2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                               -------       -------       -------      -------
                                                               REPORTED      REPORTED     REPORTED      REPORTED
                                                               AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                               -------       -------       -------      -------
                                                                  NIS IN THOUSANDS           NIS IN THOUSANDS
                                                               ----------------------     ----------------------
               Accrued income taxes,

                  net of advances                             12,621          10,464              -            -
               Accrued payroll and related
               expenses                                       24,101          22,195         11,316       10,796

               Value Added Tax                                 5,462           2,695          2,329        1,269
               Advances from customers                         1,099             726              -            -
               Other                                           8,367           2,640          2,288          184
                                                              ------          ------         ------       ------
                                                              51,920          38,720         15,933       12,249
                                                              ------          ------         ------       ------

NOTE 13     -  LONG-TERM BANK LOANS

                                                                                        CONSOLIDATED
                                                                 INTEREST               ------------
                                                                   RATE                  DECEMBER 31,
                                                                   ----                 ------------
                                                                  % (*)             2 0 0 5        2 0 0 4
                                                                  -----             -------        -------
                                                                                      REPORTED AMOUNTS
                                                                                      ----------------
                                                                                      NIS IN THOUSANDS
                                                                                      ----------------
              In U.S. dollar                             Libor +1.22-1.63           20,714        107,679
              Less - current maturities                                             20,714         26,098
                                                                                    ------         ------
                                                                                         -         81,851
                                                                                    ------         ------

NOTE 14     -  SEVERANCE PAY

         Obligations of the Group for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 15     -  COMMITMENTS AND CONTINGENT LIABILITIES

A.       COMMITMENTS

         (1) The Group is obligated to pay royalties to a shareholder - see also Note 23B.

         (2) The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2005 are as follows:

                                                    CONSOLIDATED        COMPANY
                                                    ------------        -------
                                                           NIS IN THOUSANDS
                                                    ----------------------------
                         2006                          14,695            6,585
                         2007                           8,399              766
                         2008                           7,548              669
                         2009                           7,548              669
                         2010 and thereafter           87,074            1,342
                                                      -------           ------
                                                      125,263           10,031
                                                      -------           ------

B.       GUARANTEES

         (1) The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2005 amounted to NIS 87,273 thousand.

         (2) As part of their normal course of business, the Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2005 amounted to NIS 2,636 thousand.

C.       LEGAL PROCEEDINGS

         (1) The Company received on December 7, 2003 a claim and a petition that was filed in the Tel-Aviv district court for the approval of a class action against the Company. According to the petition the Company has reduced the number of units of diapers in a package and thus misled the public according to the Israeli Consumer Protection Act. The plaintiffs estimate the scope of the class action to be NIS 18 million. The Company rejects the claim and intends to defend itself against the action. Based on the opinion of the Company's legal counsel for this matter, the Company's management is unable, at this stage, to estimate the possible outcome of the lawsuit. However, based on the legal counsels' opinion, the Company's management estimates that the Company has valid arguments to oppose the lawsuit and reasonable basis for denying it from being recognized as a class action. Therefore, no provision was recorded in the financial statements in respect of this claim.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 15     -  COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

C.       LEGAL PROCEEDINGS (cont.)

         (2) In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company's legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

         (3) In July 2005, Clubmarket Marketing Chains Ltd. ("Clubmarket"), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv ("Court") for a staying of procedures by creditors. The court protection was granted until August 17, 2005. As a result, in the second quarter of 2005 a provision of NIS 10.6 million for doubtful accounts was recorded, which is included in the general and administrative expenses line item. In the third quarter of 2005, Shufersal, Israel's biggest retail chain, won a bid supervised by the Court for the purchase of the stores, operations and inventories of Clubmarket. In December 2005, the Court approved a creditors settlement submitted by the trustees, according to which, amongst other matters, the Company is to receive 51% of Clubmarket's debt to the Company. The settlement is subject to various conditions, including reaching an understanding between the trustees and the Company about the exact amount Clubmarket is to pay the Company, and crystallizing certain material issues between the trustees and the Israeli Tax Authorities. Due to said uncertainties relating to the exact amounts to be paid, and based on the opinions of the Company's legal advisors for this matter, management cannot estimate, at this stage, the exact payout of Clubmarket's debt to the Company as a result of said settlement. The remaining net balance of Clubmarket as of December 31, 2005, that is in excess of the doubtful accounts provision recorded in the financial statements, is approximately NIS 5.3 million (excluding VAT), which represents approximately 25% of the balance as of such date.

NOTE 16     -  SHARE CAPITAL

A.       COMPOSITION OF SHARE CAPITAL IN NOMINAL NIS AS OF DECEMBER 31, 2005 AND
         2004:

                                                          NUMBER OF SHARES
                                                    ----------------------------
                                                                     ISSUED AND
                                                    AUTHORIZED     FULLY PAID UP
                                                    ----------     -------------

         Ordinary Shares of NIS 1.00 par value      11,000,000       8,263,473
                                                    ----------       ---------

B. In connection with the Company's approved enterprise program, following the Company's Board of Directors decision in September 2004, the Company's issued its shareholders in 2004, 250,000 bonus shares with a premium of NIS 94.46 for each share.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

C. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

NOTE 17     -  NET SALES

                                                                                         CONSOLIDATED
                                                                                    YEAR ENDED DECEMBER 31,
                                                                           ----------------------------------------
                                                                            2 0 05          2 0 0 4         2 0 0 3
                                                                            ------          -------         -------
                                                                           REPORTED        REPORTED        ADJUSTED
                                                                            AMOUNTS         AMOUNTS         AMOUNTS
                                                                           --------        --------        --------
                                                                                       NIS IN THOUSANDS
                                                                           ----------------------------------------
               A.    SALES FROM COMMERCIAL OPERATIONS                       227,960         238,989          251,433
                                                                            =======         =======          =======

               B.    FOREIGN SALES (PRINCIPALLY IN TURKEY)                  173,966          96,128          106,935
                                                                            =======         =======          =======

               C.    SALES TO MAJOR CUSTOMERS                                    %               %                %
                                                                               ---             ---              ---
                     (as percentage from total net sales)
                     Customer A                                                 9.8             9.9              9.9
                     Customer B                                                10.7            11.0             11.3

NOTE 18     -  COST OF SALES

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Purchases (*)                              614,281        558,155      446,008         276,319      239,402       178,339
Salaries and related expenses               88,175         85,167       67,516          67,792       62,870        56,812
Manufacturing expenses                     100,371         87,201       79,810          93,487       84,717        73,281
Depreciation                                18,757         17,244       18,221          15,568       14,674        15,309
                                           -------        -------      -------         -------      -------       -------
                                           821,298        747,767      611,555         453,166      401,663       323,741
Change in finished
   goods inventory                           (583)       (27,785)        9,459            (472)      (7,760)       (1,183)
                                           -------        -------      -------         -------      -------       -------
                                           820,715        719,982      621,014         452,694      393,903       322,558
                                           =======        =======      =======         =======      =======       =======

(*) The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 19     -  SELLING EXPENSES

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Salaries and related expenses              61,574        57,003          46,887              -           -              -
Maintenance and
  transportation expenses                  40,153        42,283          26,596          8,925        7,206         5,810
Advertising and sales     promotion        49,375        59,264          30,482          2,577        6,373            86
Commissions to distributors                19,067         5,130           4,571              -           -              -
Royalties to a shareholder                 22,703        21,318          15,891          2,157        1,679         1,500
Depreciation                                3,022         3,687           3,778             38           28           142
Other                                       5,789         5,016           2,825             11           -              -
                                          -------       -------         -------         ------       ------         -----
                                          202,683       193,701         130,670         13,708       15,286         7,538
                                          =======       =======         =======         ======       ======         =====

NOTE 20     -  GENERAL AND ADMINISTRATIVE EXPENSES

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------

Salaries and related expenses              19,927        15,837          18,283          2,699        2,387         2,567
Administrative and computer
   services                                 9,189        10,150           6,287          1,417        1,640         1,190
Services provided by
   Shareholder                              1,194         1,188           1,161            199          238           215
Office maintenance                          4,804         4,632           5,376            198          230           207
Depreciation                                  560           522             718              -            -             2
Goodwill amortization                       3,030         2,832           2,768              -            -             -
Provision for doubtful accounts
  (see Note 15C(3))                        10,327         2,144           1,562              -            -            -
Other                                       7,252         3,724           2,891            527          490           200
                                          -------       -------         -------         ------       ------         -----
                                           56,283        41,029          39,046          5,040        4,985         4,381
                                          =======       =======         =======         ======       ======         =====

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21     -  FINANCING INCOME (EXPENSES), NET

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
Interest on long-term bank loans          (6,330)        (2,673)        (2,111)             -               -             -
                                          =======       =======         =======         ======         ======         =====
   Exchange rate differences               3,092              -          2,476          2,308               -         2,476
                                          =======       =======         =======         ======         ======         =====
Interest from long-term and
  short-term bank deposits                 3,929          1,464          1,357          1,300             463          486
                                          =======       =======         =======         ======         ======         =====

The majority of the remaining balances of the consolidated financial income (expenses) for each of the periods presented are comprised of exchange rate differences.

NOTE 22     -  INCOME TAXES


                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
A.       COMPOSITION
     Current taxes                         32,267        16,258          10,878          17,866         9,952               -
     Taxes in respect of
         prior years                            -        (1,003)          1,437               -          (837)          1,358
              Deferred taxes - D.

                  below                   (12,740)       (5,011)          8,251           1,029         8,512          10,417
                                           ------        ------          ------          ------        ------          ------
                                           19,527        10,244          20,566          18,895        17,627          11,775
                                           ======        ======          ======          ======        ======          ======

B. The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

         During 2002, the Company's program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under "alternative benefits" track. The approval program is for total investments of approximately NIS 80 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during 2003.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 22     -  INCOME TAXES (cont.)

C.       RECONCILIATION OF THE STATUTORY TAX RATE TO THE EFFECTIVE TAX RATE:

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
     Income before income taxes            67,228       40,270        83,954        68,747        60,815        30,610
                                           ------       -------       -------       -------       -------       -------

     Statutory tax rate (see
       E below)                                34%          35%           36%           34%           35%           36%
     Tax computed by statutory tax
       rate-                               22,858       14,095        30,223        23,374        21,285        11,020

     TAX INCREMENTS (SAVINGS) DUE TO:
     Income in reduced tax rate             1,112         (161)       (1,185)            -        (2,433)         (918)
     Non-deductible expenses                4,352        1,454         1,874            40             6           434
     Non-taxable income                    (1,144)        (455)          (65)            -           (87)            -
     Unrecorded deferred taxes in
       connection with tax loss carry
       forward                                450            -             -             -             -             -
     Utilization of prior years
       unrecorded deferred taxes in
       connection with tax loss carry
       forward                                  -            -        (3,471)            -             -             -
     Unrecorded deferred taxes in
       connection with submitting
       consolidated tax returns                 -            -             -             -             -         2,053
     Reduction in corporate tax rates
       (E. below)                          (5,361)      (1,594)            -        (5,476)       (1,573)            -
     Differences arising from
           basis of measurement (*)        (1,664)      (2,821)       (7,629)          813           537        (1,753)
     Income taxes for prior years               -       (1,003)        1,437             -          (837)        1,358
     Other differences, net                (1,076)         729          (618)          144           729          (419)
                                           ------       -------       -------       -------       -------       -------
                                           19,527        10,244        20,566        18,895        17,627        11,775
                                           ======       =======       =======       =======       =======       =======

         (*) For 2005 and 2004 - In Israel, Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; In Turkey - U.S. dollar for financial reporting purposes vis-a-vis the Turkish Lira for tax purposes.

                  For 2003 - U.S. dollar for financial reporting purposes vis-a-vis the Consumer Price Index in Israel and the Turkish Lira in Turkey for tax purposes.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 22     -  INCOME TAXES (cont.)

D.       DEFERRED TAXES

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------
     Balance as of
       beginning of year                   17,669        23,910         15,659          33,481         24,969         14,552
     Changes during the year               (7,473)       (3,417)         8,251           6,505         10,085         10,417
     Adjustment due to
         change in income
         tax rates                         (5,361)       (1,594)             -          (5,476)        (1,573)             -
     Foreign currency

         translation adjustments           (1,035)       (1,230)             -               -              -              -
                                           ------        ------         ------          ------         ------         ------

     Balance as of end of year              3,800        17,669         23,910          34,510         33,481         24,969
                                           ======        ======         ======          ======         ======         ======

                                                                       CONSOLIDATED                  COMPANY
                                                                  -------------------------------------------------
                                                                                     DECEMBER 31,
                                                                  -------------------------------------------------
                                                                  2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                                  -------       -------       -------      -------
                                                                  REPORTED      REPORTED     REPORTED      REPORTED
                                                                  AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                                  -------       -------       -------      -------
                                                                     NIS IN THOUSANDS           NIS IN THOUSANDS
                                                                  ----------------------     ----------------------
     DEFERRED TAXES ARE PRESENTED IN THE
       BALANCE SHEETS AS FOLLOWS:

         Long-term liabilities (in respect of
           depreciable assets)                                     38,566       37,388        36,003        35,013
         Other receivables (in respect of
            temporary differences) - Note 5                        (8,207)      (4,611)       (1,493)       (1,532)
         Other assets                                             (26,559)     (15,108)           -              -
                                                                   ------       ------        ------        ------
                                                                    3,800       17,669        34,510        33,481
                                                                   ======       ======        ======        ======

         For 2005 - Deferred taxes were computed at rates between 26.5%-33%, primarily - 26.5%.
         For 2004 - Deferred taxes were computed at rates between 30%-34%, primarily - 30%.

E.       REDUCTION OF CORPORATE TAX RATES

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. For the effect of the reduction in tax rates, see D. above.

F. The Company and one of its subsidiaries are "Industrial Companies" as defined in the Israeli Law for the Encouragement of Industry (Taxes)-1969. Based on this Law, the Company and that subsidiary file consolidated tax returns.

G. The Company and its Israeli Subsidiaries possess final tax assessments through 2001.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 23     -  RELATED PARTIES AND INTERESTED PARTIES

A.       BALANCES WITH RELATED PARTIES

                                                                       CONSOLIDATED                  COMPANY
                                                                  -------------------------------------------------
                                                                                     DECEMBER 31,
                                                                  -------------------------------------------------
                                                                  2 0 0 5       2 0 0 4       2 0 0 5      2 0 0 4
                                                                  -------       -------       -------      -------
                                                                  REPORTED      REPORTED     REPORTED      REPORTED
                                                                  AMOUNTS       AMOUNTS       AMOUNTS      AMOUNTS
                                                                  -------       -------       -------      -------
                                                                     NIS IN THOUSANDS           NIS IN THOUSANDS
                                                                  ----------------------     ----------------------
      Trade receivables (*)                                        1,450         1,373             -       18,731
                                                                  ======        ======        ======       ======
      Capital note - shareholder                                  32,770        32,770        32,770       32,770
                                                                  ======        ======        ======       ======
      Loans - Subsidiaries                                             -             -        46,114            -
                                                                  ======        ======        ======       ======
      Capital notes - Subsidiaries                                     -             -        70,405        4,205
                                                                  ======        ======        ======       ======
      Trade payables (*)                                          29,536        39,055        22,090       31,251
                                                                  ======        ======        ======       ======

         (*) Company - excludes Subsidiaries in Israel. See also Notes 4 and 11.


B.       TRANSACTIONS WITH RELATED PARTIES AND SUBSIDIARIES

                                                       CONSOLIDATED                                   COMPANY
                                          --------------------------------------        --------------------------------------
                                                  YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,
                                          --------------------------------------        --------------------------------------
                                          2 0 0 5        2 0 0 4         2 0 0 3        2 0 0 5        2 0 0 4        2 0 0 3
                                          -------        -------         -------        -------        -------        -------
                                          REPORTED       REPORTED        ADJUSTED       REPORTED       REPORTED       ADJUSTED
                                          AMOUNTS        AMOUNTS         AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                          -------        -------         -------        -------        -------        -------
                                                   NIS IN THOUSANDS                                NIS IN THOUSANDS
                                          --------------------------------------        --------------------------------------

       Sales to related parties            13,793       12,565            6,103          8,289          9,903         4,169
                                          =======      =======          =======        =======        =======       =======
       Sales to Subsidiaries                    -            -                -        508,355        454,289       358,767
                                          =======      =======          =======        =======        =======       =======
       Cost of sales                      157,073      162,096          169,469         73,951         58,254        61,703
                                          =======      =======          =======        =======        =======       =======
       Royalties                           23,703       21,318           15,891          2,157          1,679         1,500
                                          =======      =======          =======        =======        =======       =======
       General and administrative
         expenses (*)                       9,381        8,969            8,201          1,615          1,878         1,428
                                          =======      =======          =======        =======        =======       =======
       Financing income, net (*)                -            -            2,548              -              -             -
                                          =======      =======          =======        =======        =======       =======


         (*)      Company - excludes Subsidiaries in Israel.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 24     -  DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.       CREDIT RISK

         The revenues of the Group's principal Subsidiaries are derived from two major customers and a large number of smaller customers. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management's estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

         Cash and cash equivalents and long-term deposits are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

B.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include trade payables and other current liabilities. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

         Due to the fact that as of December 31, 2005, the terms of the capital note of shareholder do not include determined payment dates, fair value based on present values cannot be established. Accordingly, the fair value of the capital note is not disclosed in the financial statements.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 25    -  COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES

A.       BALANCE SHEETS

                                                                                           COMPANY
                                                                                   -----------------------
                                                                                         DECEMBER 31,
                                                                                   -----------------------
                                                                                   2 0 0 5         2 0 0 4
                                                                                   -------         -------
                                                                                       NIS IN THOUSANDS
                                                                                   -----------------------
                   CURRENT ASSETS
                     Cash and cash equivalents                                      25,831         109,717
                     Trade receivables                                             120,427         113,448
                     Other receivables                                              12,739          12,360
                     Inventories                                                    76,840          71,185
                                                                                   -------         -------
                                                                                   235,837         306,710
                                                                                   -------         -------
                   LONG-TERM INVESTMENTS
                     Capital note of shareholder                                    32,770          32,770
                     Investments in Subsidiaries                                   276,289         169,303
                                                                                   -------         -------
                                                                                   309,059         202,073
                                                                                   -------         -------

                   FIXED ASSETS, NET                                               229,378         220,520
                                                                                   -------         -------
                                                                                   774,274         729,303
                                                                                   =======         =======
                   CURRENT LIABILITIES
                     Short-term bank credit                                              -              -
                     Trade payables                                                303,710         265,546
                     Other payables and accrued expenses                            16,115          12,249
                                                                                   -------         -------
                                                                                   319,825         277,795
                                                                                   -------         -------

                   SHAREHOLDERS' EQUITY                                            454,449         451,508
                                                                                   -------         -------
                                                                                   774,274         729,303
                                                                                   =======         =======

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 25     -  COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX
               PURPOSES (cont.)

B.       STATEMENT OF OPERATIONS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------------
                                                                          2 0 0 5          2 0 0 4          2 0 0 3
                                                                          -------          -------          -------
                                                                                      NIS IN THOUSANDS
                                                                          -----------------------------------------
       Net sales                                                           540,002         479,320        387,019

       Cost of sales                                                       451,703         392,376        334,764
                                                                           -------         -------        -------
           GROSS PROFIT                                                     88,299          86,944         52,255

       Selling expenses                                                     13,861          15,283          7,827

       General and administrative expenses                                   5,040           4,985          4,327
                                                                           -------         -------        -------
           OPERATING PROFIT                                                 69,398          66,676         40,101

       Financing income (expenses), net                                      (189)         (4,541)         (5,995)

       Other income, net                                                     (153)             282            255
                                                                           -------         -------        -------
           INCOME BEFORE INCOME TAXES                                       69,740          62,417         34,361

       Income taxes                                                         17,866           9,115          1,428
                                                                           -------         -------        -------
           INCOME AFTER INCOME TAXES                                        51,874          53,302         32,933

       Equity in net earnings
          of Subsidiaries                                                  (9,466)          16,660         29,682
                                                                           -------         -------        -------
           NET INCOME FOR THE YEAR                                          42,408          36,642         62,615

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 25     -  COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX
               PURPOSES (cont.)

C.       STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                      TRANSLATION                    DIVIDEND
                                                                      ADJUSTMENTS                    DECLARED
                                                                      RELATING TO                    AFTER
                                                                      FOREIGN HELD                   BALANCE
                                           SHARE        CAPITAL       AUTONOMOUS      RETAINED       SHEET
                                          CAPITAL      RESERVES       SUBSIDIARY      EARNINGS       DATE          TOTAL
                                          -------      --------       ----------      --------       ---------     -----
                                                                             NIS IN THOUSANDS
                                          ------------------------------------------------------------------------------
     BALANCE - DECEMBER 31, 2002            8,263       132,127               -       216,209         35,528       392,127

     CHANGES DURING 2003:
     Dividend paid                                                                                   (35,528)      (35,528)
     Exchange rate differences of
        prior year declared dividend
                                                                                                        (971)         (971)
     Net income for the year               62,615        62,615
                                          -------       -------          ------       -------        -------       -------
     BALANCE - DECEMBER 31, 2003            8,263       132,127               -       277,853              -       418,243

     CHANGES DURING 2004:
     Dividend paid
     Distribution of bonus shares             250        23,615                       (23,865)                           -
     Translation adjustments
        relating to foreign held
        autonomous Subsidiary                                            (3,377)                                    (3,377)
     Net income for the year                                                           36,642                       36,642
                                          -------       -------          ------       -------        -------       -------
     BALANCE - DECEMBER 31, 2004            8,513       155,742          (3,377)      290,630              -       451,508

     CHANGES DURING 2005:
     Dividend paid                                                                    (43,619)                     (43,619)
     Translation adjustments
        relating to foreign held
        autonomous Subsidiary                                             3,995                                      3,995
     Net income for the year                                                           42,409                       42,409
                                          -------       -------          ------       -------        -------       -------

     BALANCE - DECEMBER 31, 2005            8,513       155,742             618       289,575              -       454,449
                                          =======       =======          ======       =======        =======       =======